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2023

Proxy Statement and Annual Report



The Content Cloud
Secure your content and power
collaboration on one platform



Thank you for your continued support as we build the category-defining Box Content Cloud and achieve our mission to power how the world works together.

—Aaron Levie



Fiscal 2023 was a year of driving profitable growth. Our continued focus on expanding margins and generating strong free cash flow is fundamental in delivering long-term value for Box stockholders.

—Bethany Mayer



May 15, 2023

Dear Fellow Stockholders,

It is our pleasure to invite you to attend the 2023 annual meeting of stockholders of Box, Inc. More details on the annual meeting can be found in the enclosed notice for the annual meeting and proxy materials.

Fiscal year 2023 was a strong year for Box as we exceeded a $1 billion annual revenue run rate on a quarterly basis and delivered a healthy balance of revenue growth and increased profitability. We achieved 13% annual revenue growth and drove significant margin expansion to achieve a 4% GAAP operating margin and 23% non-GAAP operating margin, up 300 basis points from 20% a year ago. We remained committed to our robust stock buyback program, and for the full year of fiscal 2023, we repurchased 10.2 million shares for approximately $267 million. Finally, our continued execution and our sharp focus on profitability allowed us to deliver on our revenue growth plus free cash flow margin target of 37%, a 400 basis point improvement from last year's outcome of 33%.[1]

Driving Profitable Growth with the Box Content Cloud

We delivered these results in the midst of a challenging macro environment. Our ability to execute on delivering bottom line performance even with a slowing demand environment is a testament to the strategies we put in place several years ago to lower our cost structure, while still investing for long-term, durable revenue growth.

---

[1] For further discussion regarding, and a reconciliation of, our non-GAAP to GAAP financial measures, please see pages 63-65 of our Annual Report on Form 10-K included with your proxy materials.

Our customers have told us they are committed to their digital transformation imperatives and they remain focused on enabling productivity across their business, especially in a hybrid work environment. They have also told us they are working to optimize their spend and simplify their IT stack as they move more to the cloud. Most importantly, our customers are dealing with a number of challenges in data security and compliance ranging from ransomware threats to data leak challenges.

At the center of these challenges is how enterprises work with their content. Fragmented content architectures have led to greater security risks, lower productivity due to complex tools and limited ability to automate content-driven business processes, as well as too many overlapping or legacy solutions with significant IT management overhead. We believe that our Content Cloud is best positioned to help customers solve this challenge, with a platform that enables our customers to drive up productivity in their organization, simplify their IT stack and optimize spend, and protect their most important data from a wide range of threats.

In fiscal year 2023 we continued to solve these challenges for our customers, releasing key enhancements to Box Shield and Box Governance, our flagship security and governance solutions. We rolled out additional capabilities to Box Sign and Box Relay, and added API enhancements. We also expanded our addressable market with the launch of the public beta version of Box Canvas, our virtual whiteboarding solution.

With our platform, we will continue to focus on connecting content across all our customers' IT systems, making Box the single source of truth for content in the enterprise, and we intend to continue enhancing our critical integrations with partners like Adobe, Apple, Cisco, Cloudfare, Google, IBM, Microsoft, Okta, Palo Alto Networks, Salesforce, ServiceNow, Slack, Zoom and many others, while also further building out the tools for customers to build applications on Box.

Our programs across go-to-market enable more new and existing customers to recognize the full value of the Box platform with increased adoption of Enterprise Plus, our latest multi-product plan offering. We are doubling down on our land, adopt, expand, and retain motion through our digital engine, inside and field sales efforts, working with key strategic system integrators and technology partners, applying more focus to our key international geographies, as well as going deeper in key industries like financial services, life sciences, healthcare, public sector, and more.

With the Box Content Cloud, we are well positioned to help our customers simplify their IT stack, reduce spend, and optimize productivity, and with over 100,000 customers, we are excited about the opportunity ahead.

Environmental, Social and Governance Commitments

Leading positive change in the world has always been a key priority at Box. Our Environmental, Social, Governance commitments are: protect our planet (E), invest in people and communities (S), and act with integrity (G). We aim to create a better future for generations to come, while building long-term value for our stakeholders, communities, customers, teams, and the planet.

The Box Content Cloud enables enterprises to work securely and efficiently from anywhere, and to move away from legacy and paper-based processes. In addition, our focus on powering the Box Content Cloud through efficient and sustainable means within our own company has been a priority in fiscal year 2023. Over the past year, we have made significant progress on our infrastructure migration into the public cloud and have worked with our cloud service providers to understand and optimize our usage of their cloud service, with the goal of reducing our consumption, costs, and greenhouse gas emissions.

At Box, we are proud of our culture. We invest in Boxers and our communities. We invest in diversity, equity, and inclusion (DEI). Our DEI programs are focused on a commitment of belonging at Box, so Boxers can thrive and be their best selves. Our employee resource communities allow Boxers to engage in a sense of belonging and extends the Box culture and values across all office locations and remotely. We are proud to be recognized as number two by Glassdoor in the category of "Best Places to Work in 2023" among large U.S. companies, moving up from number five in 2022. We were also recognized by Great Place to Work and Fortune magazine as one of the "100 Best Companies to Work For," earning the number 27 spot on the list for 2023.

In Corporate Governance, we are proud of the breadth of backgrounds and deep expertise that our Board brings to Box, with a particular focus on SaaS and enterprise software, and a powerful track record of maximizing stockholder value. We have continued to add fresh perspectives to our Board over the past several years, with 50% of our board members having joined us since the beginning of 2020. We remain committed to the highest standards of corporate governance, compliance, and ethics.

In summary, over the past year we have been executing on our strategy to drive long-term sustainable growth while also delivering continued operating margin improvements. Our Content Cloud platform continues to deliver rapid innovation to our customers, enabling them to use Box for more and higher value use cases, and accelerating their ability to delight their employees and achieve their goals. Our resilient financial model allows us to respond dynamically to the market environment, which is even more important as we enter into a period of incredible change throughout the world of business and in technology.

There has simply never been a more exciting time for what we can now do with content, and our business strategy will ensure that Box is at the very center of how our customers work. We are confident in our ability to achieve our goals and increase stockholder value in fiscal year 2024 and beyond.

We have a number of important proposals for your consideration at this year's annual meeting. We are asking you to vote to: (1) re-elect three of our directors—Sue Barsamian, Jack Lazar, and John Park; (2) approve, on an advisory basis, the compensation of our named executive officers; and (3) ratify the appointment of Ernst & Young LLP as our independent accountant for fiscal year 2024. More information on the annual meeting, the Board's recommendations and our company can be found in the enclosed proxy materials or other materials we may send you regarding the annual meeting. We encourage you to read these materials carefully when deciding how to vote your shares at the annual meeting.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible so that your voice is heard.

Thank you for your ongoing support and for being a part of our journey to transform how the world works together and pioneer our industry going forward.



AARON LEVIE
CEO and Co-founder
Box, Inc.



BETHANY MAYER
Chair of the Board
Box, Inc.

For important information regarding our use of forward-looking statements, please see page 69 of this proxy statement.



To Be Held at 1:30 p.m. Pacific Time on Tuesday, June 27, 2023

DATE AND TIME: **Tuesday, June 27, 2023 at 1:30 p.m. Pacific Time**

PLACE: Similar to previous years, the 2023 annual meeting of stockholders of Box, Inc. ("Box" or the "company") (including any postponements, adjournments or continuations thereof, the "Annual Meeting") will be a completely virtual meeting of stockholders. You can attend the Annual Meeting by visiting *http://www.virtualshareholdermeeting.com/BOX2023* where you will be able to listen to the meeting live, submit questions and vote online.

ITEMS OF BUSINESS:
1. To elect three Class III directors listed in the accompanying proxy statement to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified;

2. To approve, on an advisory basis, the compensation of our named executive officers;

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024; and

4. To transact such other business that may properly come before the Annual Meeting or any adjournments or postponements thereof.

RECORD DATE: Our Board of Directors has fixed the close of business on May 1, 2023 as the record date for the Annual Meeting. Only holders of record of the company's shares of Class A common stock and Series A Convertible Preferred Stock on May 1, 2023 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

PROXY VOTING: YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote via the Internet, telephone or mail as soon as possible to ensure your shares are represented. For additional instructions on voting by telephone or the Internet, please refer to your proxy card. Returning the proxy does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

On or about May 15, 2023, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement and annual report. The Notice provides instructions on how to vote via the Internet and includes instructions on how to receive a paper copy of our proxy materials by mail. To view the accompanying proxy statement and our annual report please visit the following website: *www.proxyvote.com*. You will be asked to enter the sixteen-digit control number located on your Notice or proxy card. The materials can also be accessed without a control number at the following website: *https://materials.proxyvote.com/10316T*.

We appreciate your continued support of Box.

May 15, 2023
Redwood City, California

By order of the Board of Directors,

David Leeb
Chief Legal Officer and Corporate Secretary

**Important Notice Regarding the Availability of Proxy Materials for
the Annual Meeting of Stockholders to be Held on June 27, 2023**

The Notice of Annual Meeting, Proxy Statement and Annual Report for
the fiscal year ended January 31, 2023 are available free of charge in the "SEC Filings" subsection of the "Financial Information" section of Box's Investor Relations website at *https://www.boxinvestorrelations.com* or at
https://materials.proxyvote.com/10316T.

TABLE OF CONTENTS

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This section highlights information contained in other parts of this proxy statement. We encourage you to review the entire proxy statement for more detail on these items, as well as our annual report for the fiscal year ended January 31, 2023.

MATTERS TO BE VOTED ON

Proposal Number	Description	Board Recommendation
1	**Election of Directors** To elect three Class III directors to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified.	**FOR ALL the Company's Nominees**
2	**Advisory Vote on the Compensation of our Named Executive Officers** To approve, on an advisory basis, the compensation of our named executive officers.	**FOR**
3	**Ratification of Appointment of Independent Registered Public Accounting Firm** To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024.	**FOR**

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DIRECTORS AND DIRECTOR NOMINEES

The following table provides summary information about each director nominee and our other directors as of May 1, 2023.

Name	Age	Director Since	Independent	Class	Current Term Expires	AC	CC	NCGC	OC	Skills and Experience
Director Nominees*										
Sue Barsamian	63	2018	Yes	III	2023		Member		Chair	🧑‍🤝‍🧑 ☁️ 🗂️ 🏛️ 🌐
Jack Lazar	57	2020	Yes	III	2023	Chair			Member	🧑‍🤝‍🧑 ☁️ 🗂️ 📈 🏛️
John Park	40	2021	Yes	III	2023	Member	Member			🧑‍🤝‍🧑 ☁️ 🗂️ 📈 🏛️
Continuing Directors										
Dana Evan	63	2011	Yes	I	2024	Member		Chair		🧑‍🤝‍🧑 ☁️ 🗂️ 📈 🏛️
Aaron Levie (CEO)	38	2005	No	I	2024					🧑‍🤝‍🧑 ☁️ 🗂️ 🌐 🚪
Amit Walia	51	2022	Yes	I	2024			Member		🧑‍🤝‍🧑 ☁️ 🗂️ 🏛️ 🌐 🚪
Dan Levin	59	2010	Yes	II	2025			Member		🧑‍🤝‍🧑 ☁️ 🗂️ 🌐 🚪
Bethany Mayer (Chair)	61	2020	Yes	II	2025		Chair		Member	🧑‍🤝‍🧑 ☁️ 🗂️ 📈 🏛️ 🌐 🚪

👤 Chair		🧑‍🤝‍🧑	Executive Management and Leadership
👥 Member		☁️	Technology/Enterprise IT
* If elected, term will expire in 2026		🗂️	Operations
AC Audit Committee		📈	Finance/Investment/Accounting
CC Compensation Committee		🏛️	Corporate Governance/Public Company Board
NCGC Nominating and Corporate Governance Committee		🌐	Go-To-Market
OC Operating Committee		🚪	Product

Board Composition Snapshot as of May 1, 2023



TENURE — 7 Years Average — 3, 0, 5 — 0-5 Years, 6-10 Years, >10 Years

AGE — 54 Years Average — 2, 3, 0, 3 — <40 Years, 41-50 Years, 51-60 Years, > 60 Years

GENDER DIVERSITY — 38% Female — 3, 5 — Female, Male

UNDER-REPRESENTED COMMUNITIES — 38% Under-Represented Communities — 3, 5 — Under-Represented Communities, Other

SKILLS & EXPERIENCE

🧑‍🤝‍🧑 Executive Management and Leadership	8/8
☁️ Technology/Enterprise IT	8/8
🗂️ Operations	8/8
🏛️ Corporate Governance/Public Company Board	6/8
🌐 Go-To-Market	5/8
📈 Finance/Investment/Accounting	4/8
🚪 Product	4/8

CORPORATE GOVERNANCE HIGHLIGHTS

Recent Governance Improvements
✓ Separation of Board Chair and CEO roles
✓ Robust duties and responsibilities for independent Board Chair role
✓ Women serving as Board Chair and chair of 3 Board committees
✓ Half of the Board has joined since 2020
✓ Elimination of all supermajority stockholder vote requirements in the Bylaws
✓ Elimination of all supermajority stockholder vote requirements in the Charter
✓ Majority voting standard in uncontested director elections with a director resignation policy
✓ Proxy access for stockholders
✓ Increased stock ownership and retention guidelines for directors, CEO and other named executive officers
✓ Corporate Governance Guidelines reflect the Board's commitment to actively seeking highly qualified women and individuals from underrepresented communities to include in the initial pool from which director candidates are selected
✓ Average Board tenure goal of ten years or less for independent directors to encourage director refreshment

Other Governance Practices
✓ 7 of 8 directors are independent
✓ Each Board Committee is composed of solely independent directors
✓ Annual Board and Committee performance evaluations
✓ Ongoing comprehensive succession planning for CEO and key executive officers
✓ Board is composed of 38% women and 38% of directors from underrepresented communities
✓ Limitation on director service on other public company boards
✓ All directors expected to attend 75% or more of all Board and Committee meetings
✓ Policy prohibiting hedging of company stock by directors and officers
✓ Clawback provisions for both cash and equity awards

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FOR 2023 ANNUAL MEETING OF STOCKHOLDERS
To Be Held at 1:30 p.m. Pacific Time on Tuesday, June 27, 2023

This proxy statement and the enclosed form of proxy are being provided to you in connection with the solicitation of proxies by our board of directors (the "Board of Directors") for use at the 2023 annual meeting of stockholders of Box, Inc., a Delaware corporation, ("Box" or the "company"), and any postponements, adjournments or continuations thereof (the "Annual Meeting"). The Annual Meeting will be held virtually on Tuesday, June 27, 2023 at 1:30 p.m. Pacific Time. You can attend the Annual Meeting by visiting *http://www.virtualshareholdermeeting.com/BOX2023*, where you will be able to listen to the meeting live, submit questions and vote online. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about May 15, 2023 to all stockholders entitled to vote at the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Why are we holding a virtual Annual Meeting?

Similar to previous years, this year we have implemented a virtual format for our Annual Meeting, which will be conducted via live audio webcast and online stockholder tools. We believe a virtual format helps to facilitate stockholder attendance and participation by enabling stockholders to participate fully, and equally, from any location around the world, at no cost (other than any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies). A virtual Annual Meeting makes it possible for more stockholders (regardless of size, resources or physical location) to have direct access to information more quickly, while saving the company and our stockholders time and money, especially as physical attendance at meetings has dwindled. We also believe that the online tools we have selected will increase stockholder communication. For example, the virtual format allows stockholders to communicate with us during the Annual Meeting so they can ask questions of our Board of Directors or management. During the Annual Meeting, we will only answer questions submitted to the extent relevant to the business of the Annual Meeting, as time permits.

Who is entitled to vote at the Annual Meeting?

Attendance at the Annual Meeting will be limited to stockholders of the company as of the close of business on May 1, 2023, the record date for the Annual Meeting (the "Record Date"). Only holders of record of our Class A common stock and Series A Convertible Preferred Stock, par value $0.0001 (the "Series A Preferred Stock"), at the close of business on the Record Date are entitled to vote at the Annual Meeting. On the Record Date, there were 144,854,960 shares of Class A common stock issued and outstanding and 500,000 shares of Series A Preferred Stock issued and outstanding.

Holders of the Series A Preferred Stock are entitled to vote with the holders of the Class A common stock on an "as converted" basis as set out in the Certificate of Designations for the Series A Preferred Stock (the "Series A Certificate of Designations"). The Series A Preferred Stock is convertible, in whole or in part, at any time at the option of the holder, into shares of Class A common stock at an initial conversion rate of 37.037 shares of Class A common stock per share of Series A Preferred Stock, subject to certain adjustments described in the Series A Certificate of Designations. As of the Record Date, the Series A Preferred Stock was convertible in the aggregate into 18,565,798 shares of Class A common stock and provides approximately 37.13 votes per share of Series A Preferred Stock.

The Class A common stock together with the Series A Preferred Stock is referred to herein as "Voting Stock." The Voting Stock votes together as a single class unless otherwise provided.

Each stockholder of record is entitled to one vote per share of Class A common stock and one vote per each share of Class A common stock underlying a share of Series A Preferred Stock on an "as converted" basis.

What matters am I voting on?

You will be voting on:

- the election of three Class III directors to serve until our 2026 annual meeting of stockholders and until their successors are duly elected and qualified;
- a proposal to approve, on an advisory basis, the compensation of our named executive officers;
- a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024; and
- any other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

How does the Board of Directors recommend I vote on these proposals?

Our Board of Directors recommends a vote:

- "**FOR ALL**" the company's nominees Sue Barsamian, Jack Lazar and John Park to be elected as Class III directors;
- "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers; and
- "**FOR**" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024.

How many votes are needed for approval of each proposal?

- Proposal No. 1: Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "For" such nominee's election exceeds the number of votes cast "Against" that nominee. You may vote "For," "Against," or "Abstain" with respect to each director nominee. Broker non-votes and abstentions, if any, will have no effect on the outcome of the election.
- Proposal No. 2: The approval, on an advisory basis, of the compensation of our named executive officers, requires the affirmative vote of a majority of the voting power of the shares of our Voting Stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered votes present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Any broker non-votes will have no effect on the outcome of this proposal. However, because this proposal is an advisory vote, the result will not be binding on our Board of Directors or our company. Our Board of Directors and our Compensation Committee will consider the outcome of the vote when determining named executive officer compensation in the future.
- Proposal No. 3: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024, requires the affirmative vote of a majority of the voting power of the shares of our Voting Stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions are considered votes present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Any broker non-votes will have no effect on the outcome of this proposal.

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How do I vote if I am a stockholder of record?

If you are a stockholder of record, there are four ways to vote:

- by Internet at *www.proxyvote.com*, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on June 26, 2023 (have your Notice or proxy card in hand when you visit the website);
- by toll-free telephone until 11:59 p.m. Eastern Time on June 26, 2023 at 1-800-690-6903 if you are a "registered" stockholder or 1-800-454-8683 if you are a "beneficial" stockholder (be sure to have your Notice or proxy card in hand when you call);
- by completing and mailing your proxy card so it is received prior to the Annual Meeting (if you received printed proxy materials); or
- by attending the Annual Meeting by visiting *http://www.virtualshareholdermeeting.com/BOX2023*, where stockholders may vote and submit questions during the meeting (have your Notice or proxy card in hand when you visit the website).

Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

How do I vote if I am a beneficial stockholder with my shares held in street name?

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by telephone or by Internet or by signing, dating and returning a voting instruction form. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. If you are a street name stockholder, you may not vote your shares by ballot at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board of Directors. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. Aaron Levie, Dylan Smith, and David Leeb have been designated as the company's proxy holders by our Board of Directors for the Annual Meeting. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our Board of Directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described below.

Can I change my vote or revoke my proxy?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone on a later date;
- completing and returning a later-dated proxy card;
- sending a written notice of revocation to our Secretary at Box, Inc., 900 Jefferson Ave., Redwood City, California 94063; or
- attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

What do I need to do to attend the Annual Meeting?

Stockholders of record will be able to attend the Annual Meeting online, submit questions during the meeting and vote shares electronically at the meeting by visiting *http://www.virtualshareholdermeeting.com/BOX2023*. Individuals who log in under the guest feature will be able to attend the meeting, but will not be able to submit questions or vote shares. To participate in the Annual Meeting, stockholders will need the sixteen-digit control number included on your Notice or proxy card. The Annual Meeting webcast will begin promptly at 1:30 p.m. Pacific Time on June 27, 2023. We encourage you to access the meeting prior to the start time. Online check-in will begin at 1:15 p.m. Pacific Time, and you should allow ample time for the check-in procedures.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about May 15, 2023 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our Annual Meeting.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials to multiple stockholders who share the same address unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at the following address:


Box, Inc.
Attention: Investor Relations
900 Jefferson Ave.
Redwood City, California 94063
Tel: (650) 209-3463


Street name stockholders may contact their broker, bank or other nominee to request information about householding.

How are proxies solicited for the Annual Meeting?

Our Board of Directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers, banks or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds shares of our Class A common stock on your behalf. In addition, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our Class A common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you.

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Will my shares be voted if I do nothing?

Pursuant to New York Stock Exchange rules applicable to brokers, the broker will be prohibited from exercising discretionary authority with respect to any of the proposals to be voted on (except as discussed in the preceding question) with respect to your account, unless you provide the broker with specific voting instructions. This is referred to as a "broker non-vote." In these cases, those shares will not be considered votes cast on the proposals to be considered at the Annual Meeting. The broker may vote your shares without your specific instruction only with respect to Proposal No. 3, the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending January 31, 2024.

What is a quorum?

A quorum is the minimum number of shares of our Voting Stock required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our amended and restated bylaws (our "Bylaws") and Delaware law. Without a quorum, no business may be transacted at the Annual Meeting. The presence, virtually or by proxy, of a majority of the voting power of all issued and outstanding shares of our Voting Stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How will the Annual Meeting be conducted?

The Annual Meeting will be a completely virtual meeting of stockholders. You can attend the Annual Meeting by visiting *http://www.virtualshareholdermeeting.com/BOX2023*, where you will be able to listen to the meeting live, submit questions and vote online.

Attendance at the Annual Meeting will be limited to stockholders of the company as of the Record Date and guests of the company. You will not be able to attend the Annual Meeting in person at a physical location.

- <u>Participating in the Virtual Annual Meeting</u>. Stockholders of record as of the Record Date may participate in the Annual Meeting remotely by visiting the following website: *http://www.virtualshareholdermeeting.com/BOX2023*. Please have your proxy card or Notice of Annual Meeting containing the sixteen-digit control number available and fill in the appropriate fields to enter the virtual meeting. Street name stockholders who wish to vote at the Annual Meeting must also submit their vote by using their sixteen-digit control number as outlined above. Beneficial stockholders who did not receive a 16-digit control number from their bank or brokerage firm, who wish to attend the meeting should follow the instructions from their bank or brokerage firm, including any requirement to obtain a legal proxy. The meeting will be accessible for check in on June 27, 2023 at 1:15 p.m. Pacific Time. If you have any difficulty attending the virtual Annual Meeting, please call the technical support number that will be posted on the Virtual Shareholder Meeting log-in page.
- <u>Technical Disruptions</u>. In the event of any technical disruptions or connectivity issues during the course of the Annual Meeting, please allow for some time for the meeting website to refresh automatically, and/or for the meeting operator to provide updates through the phone bridge.
- <u>Stockholder List</u>. We will make available a list of registered stockholders as of the Record Date for inspection by stockholders for any purpose germane to the Annual Meeting from June 17, 2023 through June 26, 2023 at our headquarters located at 900 Jefferson Ave., Redwood City, California 94063. If you wish to inspect the list, please submit your request, along with proof of ownership, by email to ir@box.com.

How can I ask questions during the Annual Meeting?

You may submit a question during the Annual Meeting using the "Question" field located on the bottom left-hand corner of your screen, under the "Ask A Question" heading. Enter your question into the field and hit the "Submit" button. Questions submitted during the meeting pertinent to meeting matters will be answered during the meeting, subject to time constraints. Stockholders of record may submit questions beginning at check-in, fifteen minutes prior to the start of the Annual Meeting. Additional information regarding the ability of stockholders to ask questions during the Annual Meeting will be included in the rules of conduct that will be available on the Annual Meeting website.

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If I can't attend the Annual Meeting, can I vote later?

You do not need to attend the online Annual Meeting to vote if you submitted your vote via proxy in advance of the meeting. Whether or not stockholders plan to attend the Annual Meeting, we urge stockholders to vote and submit their proxy in advance of the Annual Meeting by one of the methods described in the proxy materials. Any votes submitted after the closing of the polls at the Annual Meeting will not be counted.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will serve as the independent inspector of election and, in such capacity, will count and tabulate the votes.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our Board of Directors, which is currently composed of eight members. Seven of our eight directors are independent within the meaning of the listing standards of the New York Stock Exchange. Our Board of Directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following table sets forth the names, ages as of May 1, 2023, and certain other information for each of the Board of Directors' three nominees for election as a Class III director at the Annual Meeting, and each of the continuing members of our Board of Directors:

Name	Age	Director Since	Independent	Class	Current Term Expires	Expiration of Term for Which Nominated	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Operating Committee
Director Nominees:										
Sue Barsamian	64	2018	Yes	III	2023	2026		👤		👤(Chair)
Jack Lazar	57	2020	Yes	III	2023	2026	👤(Chair)			👤
John Park	40	2021	Yes	III	2023	2026	👤	👤		
Continuing Directors:										
Dana Evan	63	2011	Yes	I	2024		👤		👤(Chair)	
Aaron Levie (CEO)	38	2005	No	I	2024					
Amit Walia	51	2022	Yes	I	2024				👤	
Dan Levin	59	2010	Yes	II	2025				👤	
Bethany Mayer (Chair)	61	2020	Yes	II	2025			👤(Chair)		👤

👤(Chair) Committee Chairperson
👤 Committee Member

Nominees for Director



Sue Barsamian
Director Since: May 2018
Independent
Board Committees: Compensation; Operating (Chair)

- Former Chief Sales and Marketing Officer of HPE Software at Hewlett Packard Enterprise
- Former General Manager of Enterprise Cybersecurity Products at Hewlett Packard Enterprise
- Director of Five9, Inc. and Gen Digital Inc. (formely NortonLifeLock Inc.)

Ms. Barsamian served as Chief Sales and Marketing Officer for HPE Software from 2016 to 2017 and General Manager of Enterprise Cybersecurity Products from 2015 to 2016 of Hewlett Packard. Additionally, she previously held various executive roles at Hewlett Packard between 2006 to 2015.

She has served on the boards of directors of Five9, Inc, a cloud contact center software company, since January 2021; Gen Digital Inc. (formely NortonLifeLock Inc.), a consumer cyber safety company, since January 2019; and the Kansas State University Foundation. She served on the Board of the National Action Council for Minorities in Engineering (NACME) from 2012 to 2017, serving as Chairman of the Board from 2016 to 2017.

Ms. Barsamian holds a B.S. with honors in electrical engineering from Kansas State University and completed her post-graduate studies at the Swiss Federal Institute of Technology in Zurich, Switzerland.

Ms. Barsamian was selected to serve on our Board of Directors because of her extensive experience in enterprise software sales and global go-to-market strategy as well as her service in both executive and board positions for major cloud, computer and cybersecurity companies.

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Jack Lazar
Director Since: March 2020
Independent
Board Committees: Audit (Chair); Operating

- Former Chief Financial Officer at GoPro, Inc.
- Former Senior Vice President, Corporate Development and General Manager at Qualcomm Atheros, Inc.
- Director of GlobalFoundries Inc., Resideo Technologies Inc., and ThredUP Inc.

Mr. Lazar served as Chief Financial Officer at GoPro, Inc., a provider of wearable and mountable capture devices, from 2014 to 2016, and as Senior Vice President, Corporate Development and General Manager of Qualcomm Atheros, Inc., a developer of communications semiconductor solutions, from 2011 to 2013. He has also served as an independent business consultant since March 2016.

Mr. Lazar has served on the boards of directors of GlobalFoundries Inc., a semiconductor contract manufacturing and design company, since October 2021; Resideo Technologies Inc., a provider of comfort and security solutions, since September 2018; and ThredUP Inc., an online marketplace for secondhand clothing, since June 2017. He previously served on the boards of TubeMogul, Inc., an enterprise software company for digital branding, from October 2013 until its sale to Adobe in December 2016; Quantenna Communications, Inc., a wireless semiconductor company, from July 2016 until its sale to ON Semiconductor Corp. in June 2019; Mellanox Technologies, Ltd., a communications semiconductor company, from June 2018 until its sale to NVIDIA Corporation in April 2020; Casper Sleep, a provider of sleep centric products from April 2019 until its sale to Durational Capital in January 2022; and Silicon Labs, an analog and mixed signal semiconductor company from April 2013 to April 2022.

Mr. Lazar is a certified public accountant (inactive) and holds a B.S. in Commerce with an emphasis in Accounting from Santa Clara University.

Mr. Lazar was selected to serve on our Board of Directors because of his proven operational and financial expertise in both the enterprise and consumer technology markets, with particular experience in mergers & acquisitions and driving profitable growth.

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John Park
Director Since: May 2021
Independent
Board Committees: Audit; Compensation

- Partner and Head of KKR's technology industry team, Americas Private Equity
- Director of Henry Schein One, a subsidiary of Henry Schein, Inc.

Mr. Park joined KKR in 2013 and is a Partner and head of the technology industry team within KKR's Americas Private Equity platform. He is also a member of the Investment Committee and Portfolio Management Committee for KKR's Americas Private Equity.

He currently serves as a director of Henry Schein One, a subsidiary of Henry Schein, Inc., as well as a number of private companies. Mr. Park previously served on the board of directors of GoDaddy Inc., an Internet domain registrar and web hosting company, from February 2015 to June 2019.

Prior to joining KKR, Mr. Park was with Apax Partners LLP, where he focused on software investments around the world. He was also a member of the mergers & acquisitions practice at Morgan Stanley.

Mr. Park holds an A.B., cum laude, in Economics from Princeton University and an M.B.A. from Harvard Business School.

Mr. Park was selected to serve on our Board of Directors because of his extensive experience in advising technology companies with a focus on the cloud and his track record of helping companies drive disciplined growth and profitability.

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Continuing Directors



Dana Evan
Director Since: December 2011
Independent
Board Committees: Audit; Nominating and Corporate Governance (Chair)

- Former Chief Financial Officer of VeriSign, Inc.
- Former Venture Partner at Icon Ventures
- Director of Farfetch Limited and Momentive Global Inc. (formerly SurveyMonkey Inc.)
- 2019 Director of the Year (National Association of Corporate Directors)

From 2013 to July 2020, Ms. Evan served as a Venture Partner at Icon Ventures, a venture capital firm, and since July 2007 has invested in and served on the boards of directors of companies in the internet, technology and media sectors. Ms. Evan served as Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the internet and telecommunications network, from 1996 to 2007.

Ms. Evan has served on the boards of directors of Farfetch Limited, a global technology platform for the luxury fashion industry, since April 2015 and Momentive Global Inc. (formerly SurveyMonkey Inc.), an online survey development cloud-based software company, since March 2012. She previously served as director of Domo, Inc., a business intelligence tools and data visualization company, from May 2018 until March 2023; Proofpoint, Inc., from June 2008 until it was acquired by Thoma Bravo in August 2021; Criteo S.A., a performance display advertising company, from March 2013 until June 2017; Fusion-io, Inc., a flash memory technology company, until it was acquired by SanDisk Corporation in July 2014; Omniture, Inc., an online marketing and web analytics company, until it was acquired by Adobe Systems Incorporated in October 2009; and Everyday Health, Inc., a provider of digital health and wellness solutions, until it was acquired by Ziff Davis, LLC in December 2016.

Ms. Evan holds a B.S. in Commerce from Santa Clara University and is a certified public accountant (inactive).

Ms. Evan was selected to serve on our Board of Directors because of her extensive experience in operations, strategy, accounting, financial management and investor relations at both publicly and privately held technology companies as well as her substantial corporate governance experience and experience as an investor in the internet, technology and media sectors.



Aaron Levie
Director Since: April 2005

- Chief Executive Officer and Co-founder of Box

Mr. Levie is a pioneer of the content management industry for the cloud era. As Co-founder and Chief Executive Officer of Box, he has been the driving force behind Box's evolution into a preferred content cloud provider and partner across the Fortune 500.

Mr. Levie co-founded our company and has served as Chief Executive Officer and a member of our Board of Directors since April 2005. He previously served as Chair of our Board of Directors from December 2013 to May 2021.

Mr. Levie attended the University of Southern California from 2003 to 2005.

Mr. Levie was selected to serve on our Board of Directors because of the perspective and experience he brings as our Chief Executive Officer and one of our founders.



Dan Levin
Director Since: January 2010
Independent
Board Committee: Nominating and Corporate Governance

- Former Chief Executive Officer of Degreed, Inc.
- Former President and Chief Operating Officer of Box, Inc.
- Former Senior Vice President and General Manager, Quickbooks, and Former Vice President and General Manager, Healthcare at Intuit Inc.

Mr. Levin served as the Chief Executive Officer of Degreed Inc., an education technology company, from April 2021 to June 2022. Mr. Levin also served as Box's President and Chief Operating Officer from 2013 until August 2017, and solely as Chief Operating Officer prior to that beginning in 2010. He also served as the interim Chief Executive Officer of Picateers Inc., an online photo sales company from 2008 to 2009. Prior to this, Mr. Levin served in various executive roles at Intuit Inc., a business and financial management solutions company, including as Senior Vice President and General Manager, Quickbooks and Vice President and General Manager, Healthcare.

Mr. Levin holds a B.A. in the independent concentration of Applications of Computer Graphics to Statistical Data Analysis from Princeton University.

Mr. Levin was selected to serve on our Board of Directors because of his extensive operations experience across technology companies, both public and private.

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Bethany Mayer
Chair
Director Since: April 2020
Independent
Board Committees: Compensation (Chair); Operating

- Former President, Chief Executive Officer and Director of Ixia
- Executive advisor with Siris Capital Group LLC
- Former senior executive at Sempra Energy, HP, Blue Coat Systems, Cisco and Apple Computer
- Director of LAM Research and Sempra Energy

Ms. Mayer is currently an executive advisor with Siris Capital Group LLC, a private equity firm. Previously, Ms. Mayer served as Executive Vice President of Corporate Development and Technology of Sempra Energy, an energy infrastructure company, from November 2018 to January 2019. From 2014 through April 2017, she was the President and Chief Executive Officer of Ixia, a market leader in test, visibility and security solutions, until it was acquired by Keysight Technologies in April 2017. From 2011 through 2014, Ms. Mayer served as Senior Vice President and General Manager of HP's Networking Business unit and the NFV business unit. From 2010 until 2011, she served as Vice President, Marketing and Alliances, for HP's Enterprise Servers Storage and Networking Group. Prior to joining HP, she held leadership roles at Blue Coat Systems, Cisco and Apple Computer.

Ms. Mayer has served on the boards of directors of LAM Research Corporation, a semiconductor equipment company, since May 2019, and Sempra Energy, an energy services holding company, since June 2019. She previously served on the board of directors of Marvell Technology Group, from May 2018 to June 2022; Sempra Energy from February 2017 to October 2018, when she resigned in advance of assuming her management role at Sempra Energy; Ixia from 2014 through April 2017; and Delphi Automotive PLC, an auto parts supplier, from August 2015 to April 2016.

Ms. Mayer holds a B.S. in Political Science from Santa Clara University, an M.B.A. from California State University-Monterey Bay and an M.S. in Cybersecurity from New York University.

Ms. Mayer was selected to serve on our Board of Directors because of her deep technology and leadership experience scaling multi-billion-dollar enterprises as well as her significant corporate governance expertise across a range of industries.

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Amit Walia
Director Since: August 2022
Independent
Board Committee: Nominating and Corporate Governance

- Chief Executive Officer of Informatica Inc.
- Director of Informatica Inc.

Mr. Walia has served as Chief Executive Officer and a member of the board of directors of Informatica Inc., an enterprise cloud data management company, since January 2020. Previously, Mr. Walia served in various roles at Informatica from October 2013 to January 2020, including most recently as President, Products and Marketing, where he was responsible for Informatica's product and market strategy, product management, product development, user experience, cloud operations, strategic ecosystems strategy, partnerships with strategic ecosystems, and global marketing function.

Prior to Informatica, Mr. Walia worked in leadership positions across a variety of functions at Symantec Corporation, a cybersecurity company, Intuit Inc., a business and financial management solutions company, and McKinsey & Company, a management consulting company. He spent the earlier part of his career working for Tata Group, a multinational conglomerate, and Infosys Technologies Ltd, a digital services and consulting company, in India.

Mr. Walia holds a B.Tech. from the Indian Institute of Technology, Varanasi, India, and an M.B.A. from the Kellogg School of Management, Northwestern University.

Mr. Walia was selected to serve on our Board of Directors because of his extensive operations, product, marketing and leadership experience at global technology enterprises in areas of cloud data management, data governance and cybersecurity.

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Director Independence

Our Class A common stock is listed on the New York Stock Exchange. Under the listing standards of the New York Stock Exchange, independent directors must comprise a majority of a listed company's board of directors. In addition, the listing standards of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company's Audit, Compensation, and Nominating and Corporate Governance Committees be independent. Under the listing standards of the New York Stock Exchange, a director will only qualify as an ''independent director'' if, in the opinion of that listed company's board of directors, that director does not have a material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship within the company).

Audit Committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), and the listing standards of the New York Stock Exchange. Compensation Committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the listing standards of the New York Stock Exchange.

Our Board of Directors has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning their background, employment and affiliations, our Board of Directors has determined that none of Mses. Barsamian, Evan, and Mayer or Messrs. Lazar, Levin, Park or Walia has a material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship within the company) and that each of these directors is ''independent'' as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Related Person Transactions."

Board Leadership Structure

Our Board of Directors evaluates its leadership structure and elects the Chair of the Board of Directors based on the criteria it deems to be appropriate and in the best interests of the company and its stockholders, given the circumstances at the time of such election. In May 2021, our Board of Directors appointed independent director Bethany Mayer to serve as the Chair of our Board of Directors. In making this decision, our Board of Directors determined that the best and most effective leadership structure for Box and its stockholders at this time is to have separate chief executive officer and chair roles. This structure enhances the Board of Directors' ability to exercise independent oversight of the business and affairs of Box. The Board of Directors believes this structure is optimal for Box at this time because it allows Mr. Levie to focus on leading the company while allowing Ms. Mayer to focus on leading the Board, assisting the Board in reaching consensus on particular strategies and policies, and fostering robust evaluation processes. As the Chair, Ms. Mayer has the following duties and responsibilities that are set forth in our Corporate Governance Guidelines, and performs such additional duties as our Board of Directors otherwise determines and delegates.

Duties and Responsibilities of Independent Chair of our Board of Directors
✓ Presiding over stockholder meetings, Board meetings and executive sessions of directors, with authority to call meetings of the Board of Directors and of the independent directors
✓ Establishing the agenda for Board meetings in consultation with the chairs of applicable Board committees
✓ Approving information sent to the Board of Directors for Board meetings
✓ Approving meeting schedules for the Board of Directors
✓ Conferring with the CEO on matters of importance that may require Board of Directors action or oversight
✓ Promoting and facilitating effective communication and serving as a liaison between the independent directors and the CEO
✓ Leading the Board of Directors in discussions concerning CEO performance and CEO succession
✓ Being available for consultation and direct communication, if requested by major stockholders
✓ Serving as spokesperson for the company, as requested

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Board and Stockholder Meetings and Board Committees

During our fiscal year ended January 31, 2023, our Board of Directors held five meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board of Directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our Board of Directors on which he or she served during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our Board of Directors at annual meetings of stockholders, we encourage, but do not require, our directors to attend. Four directors attended our 2022 annual meeting of stockholders.

Our Board of Directors has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and an Operating Committee. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee

Our Audit Committee consists of Ms. Evan and Messrs. Lazar and Park, with Mr. Lazar serving as the chair. Each member of our Audit Committee meets the requirements for independence for audit committee members under the listing standards of the New York Stock Exchange and SEC rules and regulations. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of the New York Stock Exchange. In addition, our Board of Directors has determined that each of Ms. Evan and Mr. Lazar is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). Our Audit Committee is, among other things, responsible for the following:

- selecting and hiring our independent registered public accounting firm;
- evaluating the performance and independence of our independent registered public accounting firm;
- pre-approving the audit services and any non-audit services to be performed by our independent registered public accounting firm;
- reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;
- reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;
- overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;
- reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit and the financial statements included in our publicly filed reports;
- reviewing and approving any proposed related person transactions; and
- preparing the Audit Committee report included in our annual proxy statement.

Our Audit Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. A copy of the charter of our Audit Committee is available on our website at *https://www.boxinvestorrelations.com/*. During our fiscal year ended January 31, 2023, our Audit Committee held five meetings.

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Compensation Committee

During our fiscal year ended January 31, 2023, our Compensation Committee consisted of Mses. Barsamian and Mayer, Peter Leav and Mr. Park, with Ms. Mayer serving as the chair. In July 2022, Mr. Leav resigned from the Board of Directors and Compensation Committee. Our Compensation Committee currently consists of Mses. Barsamian and Mayer and Mr. Park, with Ms. Mayer serving as the chair. Each member of our Compensation Committee meets the requirements for independence for compensation committee members under the listing standards of the New York Stock Exchange and SEC rules and regulations, including Rule 10C-1 under the Exchange Act. Each member of our Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our Compensation Committee is, among other things, responsible for the following:

- reviewing and approving our Chief Executive Officer's and other executive officers' annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation, or arrangements;
- administering our equity compensation plans;
- overseeing our overall compensation philosophy, compensation plans, and benefits programs; and
- preparing the Compensation Committee report included in our annual proxy statement.

Our Compensation Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. A copy of the charter of our Compensation Committee is available on our website at *https://www.boxinvestorrelations.com*. During our fiscal year ended January 31, 2023, our Compensation Committee held six meetings.

Nominating and Corporate Governance Committee

During our fiscal year ended January 31, 2023, our Nominating and Corporate Governance Committee consisted of Ms. Evan, Kim Hammonds and Messrs. Levin and Walia, with Ms. Evan serving as the chair. In June 2022, Ms. Hammonds passed away. In August 2022, Mr. Levin joined the Nominating and Corporate Governance Committee. In March 2023, Mr. Walia joined the Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee currently consists of Ms. Evan and Messrs. Levin and Walia, with Ms. Evan serving as the chair. Each member of our Nominating and Corporate Governance Committee meets the requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Our Nominating and Corporate Governance Committee is, among other things, responsible for the following:

- evaluating and making recommendations regarding the composition, organization and governance of our Board of Directors and its committees;
- overseeing annual performance evaluations of the Board of Directors and its committees;
- evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;
- reviewing and making recommendations with regard to our corporate governance guidelines;
- reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by our Audit Committee; and
- reviewing and discussing with management the company's environmental, social and governance activities, programs and public disclosure, including in light of any feedback received from stockholders, as well as the company's priorities and risks relating to corporate social responsibility and environmental sustainability.

Our Nominating and Corporate Governance Committee operates under a written charter that satisfies the applicable listing standards of the New York Stock Exchange. A copy of the charter of our Nominating and Corporate Governance Committee is available on our website at *https://www.boxinvestorrelations.com*. During our fiscal year ended January 31, 2023, our Nominating and Corporate Governance Committee held two meetings.

Operating Committee

Our Operating Committee was formed in March 2020 and consists of Mses. Barsamian and Mayer and Mr. Lazar, with Ms. Barsamian serving as the chair. Although the listing standards of the New York Stock Exchange and SEC rules and regulations do not specify independence requirements applicable to our Operating Committee, each member of the Operating Committee meets the general requirements for independence under the listing standards of the New York Stock Exchange and SEC rules and regulations. Our Operating Committee is responsible for working with our Chief Executive Officer, Chief Financial Officer, and management to identify and recommend opportunities for further improvement in growth and margin performance. During our fiscal year ended January 31, 2023, our Operating Committee held five meetings.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board of Directors or Compensation Committee.

Considerations in Evaluating Director Nominees

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, our Nominating and Corporate Governance Committee will consider the current size and composition of our Board of Directors and the needs of our Board of Directors and the respective committees of our Board of Directors. Some of the qualifications that our Nominating and Corporate Governance Committee considers include, without limitation, issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest and other commitments. Nominees must also have the ability to offer advice and guidance to our Chief Executive Officer based on past experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Director candidates must have sufficient time available in the judgment of our Nominating and Corporate Governance Committee to perform all Board of Directors and committee responsibilities. Members of our Board of Directors are expected to prepare for, attend, and participate in all Board of Directors and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our Nominating and Corporate Governance Committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests.

Our Board of Directors believes that our Board of Directors should be a diverse body, and our Nominating and Corporate Governance Committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, our Corporate Governance Guidelines provide that our Nominating and Corporate Governance Committee may consider such factors as gender, race, ethnicity, sexual orientation, and cultural background. Our Nominating and Corporate Governance Committee also considers these and other factors as it oversees the annual Board of Directors and committee evaluations. Our Corporate Governance Guidelines were amended in 2021 to memorialize the Nominating and Corporate Governance Committee's commitment to actively seeking highly qualified women and individuals from underrepresented communities to include in the initial pool from which director candidates are selected. After completing its review and evaluation of director candidates, our Nominating and Corporate Governance Committee recommends to our full Board of Directors the director nominees for selection.

Stockholder Recommendations for Nominations to the Board of Directors

Pursuant to our Nominating and Corporate Governance Committee Policies and Procedures for Director Candidates, our Nominating and Corporate Governance Committee will consider candidates for director recommended by stockholders holding at least one percent (1%) of the fully diluted capitalization of our company continuously for at least twelve months prior to the date of the submission of the recommendation, so long as such recommendations comply with our Charter and Bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. Our Nominating and Corporate Governance Committee will evaluate such recommendations in accordance with its charter, our Bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our Board of Directors includes members with diverse backgrounds, skills and experience, including appropriate

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financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our Chief Legal Officer or our Legal Department in writing. Such recommendations must include information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our Class A common stock and a signed letter from the candidate confirming willingness to serve on our Board of Directors. Our Nominating and Corporate Governance Committee has discretion to decide which individuals to recommend for nomination as directors.

Communications with the Board of Directors

The Board of Directors values the input of stockholders and seeks the suggestions of stockholders on a regular basis. There are a number of avenues stockholders can utilize to communicate to Box, including by writing to our Board of Directors or to the particular member or members of our Board of Directors and mailing the correspondence to our Chief Legal Officer at Box, Inc., 900 Jefferson Ave., Redwood City, California 94063. If an interested party wishes to contact the independent members of our Board of Directors, the interested party should address such communication to the attention of the Chair of our Board of Directors at the address above. Our Chief Legal Officer, in consultation with appropriate members of our Board of Directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our Board of Directors, or if none is specified, to the Chair of our Board of Directors.

Stockholder Engagement

As owners of Box, we value our stockholders' opinions and feedback. Maintaining an active dialogue with our stockholders is consistent with our corporate values of transparency and accountability, and we intend to continue these efforts in the future.

Our stockholder outreach program includes post-earnings communications, conferences, roadshows, bus tours, one-on-one and group meetings, technology webcasts, and general availability to respond to stockholder inquiries.

Since our IPO in 2015, we have held an annual "Investor Day" to provide stockholders with a detailed update on our strategy and financial outlook as well as access to the executive team.

The feedback we receive from stockholders from our outreach program helps our Board of Directors, leadership team, and employees develop a mutual understanding and trust with our stockholders. Members of our Board of Directors and senior executives directly engage from time to time with stockholders to hear unfiltered concerns and perspectives that shape our core strategy. Employees receive quarterly updates on investor sentiment following our earnings calls to empower them to drive alignment with corporate financial objectives.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Over the years, we have devoted substantial attention to the subject of corporate governance and have developed Corporate Governance Guidelines, which set forth the principles that guide our Board in overseeing corporate governance, maintaining its independence, and evaluating its own performance and the performance of our executive officers. Our Corporate Governance Guidelines also address the role and composition of, and policies applicable to, our Board of Directors. For example, our Corporate Governance Guidelines reflect (1) our Board's commitment to actively seeking highly qualified women and individuals from underrepresented communities to include in the initial pool from which director candidates are selected; (2) our position on average director tenure of ten years or less for independent directors to encourage director refreshment; and (3) our director resignation policy requiring any director who does not receive a majority of the votes cast in an uncontested director election to submit his or her resignation to the Board of Directors for the Board of Directors to accept or reject. Our Board of Directors reviews our governance practices, corporate governance developments and stockholder feedback on a regular basis to ensure continued effectiveness.

In addition, our Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on the Corporate Governance portion of our website at *https://www.boxinvestorrelations.com.* We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, cyber security, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the company faces, while our Board of Directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our Board of Directors believes that open communication between management and our Board of Directors is essential for effective risk management and oversight. Our Board of Directors meets with our Chief Executive Officer and other members of our senior management team at quarterly meetings of our Board of Directors, where, among other topics, they discuss strategy and risks facing the company, as well at such other times as they deem appropriate.

While our Board of Directors is ultimately responsible for risk oversight, our board committees assist our Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our Board of Directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee also reviews our major financial risk exposures, cyber security risks, and the steps management has taken to monitor and control these exposures. Our Audit Committee also monitors certain key risks on a regular basis throughout the fiscal year, such as risk associated with internal control over financial reporting and liquidity risk. Our Nominating and Corporate Governance Committee assists our Board of Directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, corporate governance, corporate social responsibility and environmental sustainability. Our Compensation Committee assesses risks created by the incentives inherent in our compensation policies. Finally, our full Board of Directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Environmental, Social and Governance

Leading positive change in the world has always been a key priority at Box. Our mission is to power how the world works together, and we believe that by making it easy to securely share ideas, businesses are able to connect with customers, governments can better serve citizens, and nonprofits make a greater impact. We aim to create a better future for generations to come, while building long-term value for our stakeholders, communities, customers, teams, and the planet.

Our Board of Directors supports our corporate focus on environmental, social, and governance ("ESG") efforts, and our Nominating and Corporate Governance Committee periodically reviews, discusses and receives updates from our management on the company's priorities and risks relating to ESG activities, programs and public disclosure, including feedback received from stockholders. Box's commitment to ESG initiatives focuses on the following key areas outlined below. For more information, we encourage you to visit our website at *https://www.box.com/about-us/esg* and review our ESG framework.

Environmental

We are committed to making our world a better and more sustainable place. We have a shared interest with our many different stakeholders – our employees, customers, stockholders, and the planet, among others – in ensuring that we operate in an environmentally sustainable manner. The Box Content Cloud helps customers move away from legacy systems, digitize their businesses, and facilitate hybrid and remote work for their employees. This contributes to the reduction of inefficient technologies, manual and paper-based processes, work commuting, and all the attendant environmental impacts these activities cause. Through our ability to enable hybrid and remote work, our technology supports plans for business continuity in times of natural disaster or in the face of a pandemic, including the ability to work securely from anywhere on any device.

We continue to focus on reducing our carbon footprint and using data centers that have achieved, or have committed to achieve, 100% renewable energy targets. Over the past year, we made progress on our

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infrastructure transition to cloud service providers with environmental commitments and formally started our cloud sustainability program. As part of this program, we work with our cloud service providers to track the greenhouse gas emissions related to our usage of their cloud service. We are also focused on optimizing our usage of their cloud service with the goal of reducing our consumption, costs, and carbon emissions.

We have implemented other environmental sustainability initiatives that include:

Sustainable Offices

We prioritize reducing our impact and promoting sustainability in our office locations. Some of our highlights include:

- Our Redwood City and San Francisco office buildings are Fitwel certified.
- Four of our offices are LEED certified: Redwood City (Gold), San Francisco (Gold), Austin (Gold), and New York (Silver).
- Our Warsaw and London offices are BREEAM certified. Our Warsaw office also achieved the gold standard under the International WELL Building Institute.
- The Tekko building, where our Tokyo office is located, is powered 100% by renewable energy.
- Through our in-office shred program in partnership with Shred Works, we were able to shred and recycle 5,800 pounds of paper in calendar year 2022, meaning none of it went to landfill.
- In our Redwood City office, we have tracked our greenhouse gas emission savings since the implementation of our electric vehicle charging stations in December 2015. To date, we estimate our electric vehicle charging program has resulted in accumulated savings on greenhouse gas emissions of more than 300,000 kg.

The Green Team and Box.org

Community is a core mindset at Box, and an employee's contributions to community form a part of our performance review process. We encourage all employees to champion belonging and make our communities better by driving inclusive team behaviors, social good and sustainable practices. As part of our company values, employees are encouraged to "be an owner" inside and outside Box. The Green Team is a Box employee group dedicated to protecting our planet. Box.org is the social impact arm of Box and includes protecting the environment as one of its three main areas of focus. Over the past two years, we supported The Nature Conservancy in planting approximately 3,500 trees, and donated over 2,000 pounds of technology hardware that were diverted from landfill.

<u>Social</u>

We are proud of the culture we have created at Box. We are values driven. We care not only about what gets done, but how it gets done. We care about each other and our communities. We invest in our Boxers and we invest in our communities within Box and beyond Box, both locally and globally.

Learning & Development

We want all of our employees to have thriving careers where they grow and develop in meaningful ways. There is no one-size-fits-all career path at Box, so we seek to ensure that every Boxer has the tools and support they need to drive their career. We do this by giving all Boxers access to learning and development opportunities based around individual needs in order to build up skill sets and experience. These initiatives include:

Internal mobility. We acknowledge that career progression looks less like a ladder and more like a climbing wall. We stand behind the idea that enabling our employees to work cross-functionally and within different teams provides a broader perspective of Box that will allow them to succeed in the future.

LearnFest. We offer LearnFest, our two week learning lineup for skill development and personal and professional growth, twice each year. During LearnFest, the entire company is encouraged to set aside focused time for trainings, workshops, book clubs, and other learning events.

Professional coaching and external leadership development programs. We offer targeted professional coaching for all levels of our executive leadership team (*i.e.*, director-level and above), as well as access to business education and networking programs such as The Leadership Consortium (Harvard), Stanford's Women's Executive Leadership program, and AWE, Advancing Women Executives.

On-Demand Learning. We offer all Boxers access to an on-demand learning platform so they can develop a wide variety of skills at a time and place of their choosing. We offer more than 3,000 courses aimed at personal development, management, leadership, and tech-based functional skill development to Boxers eager to learn.

Diversity, Equity, and Inclusion

One of our core values is creating a space where all Box employees can "Bring your (_____) Self to Work." We take great pride in celebrating our differences, and we strive to hire the best talent from all backgrounds. We want to build teams that are as diverse as our customers and the world we live in, with a broad representation of gender, ethnicity, sexual orientation, religion, backgrounds, and perspectives — among many other dimensions of diversity. By being intentional about community and belonging, we also believe we can drive even better results. Our diversity, equity and inclusion (DEI) work focuses on three key areas:

- <u>Hiring</u>: Sourcing top, underrepresented talent through proactive, external relationship building; promoting our external brand; and driving consistency with the interview and selection process.
- <u>Thriving</u>: Ensuring that Box employees have exceptional career experiences; and monitoring career development and progression processes to reinforce consistency and fairness.
- <u>Belonging</u>: Creating space where all Box employees can bring their whole selves to work; removing blind spots that unintentionally cause harm; and nurturing healthy, diverse communities.

Our hiring philosophy is centered around the belief that building diverse teams enables us all to do our best work and deliver the best business results. We seek to drive consistency throughout our interviewing and selection process. Our recruiters and managers complete unconscious bias training and we also offer training on unconscious bias and interviewing best practices to all of our employees. When recruiting executives, our policy is to interview at least one candidate from underrepresented backgrounds before making a hiring decision. We have also instituted programs to connect with underrepresented student groups and create a more fair and equitable hiring process. For example, our Box Business Fellowship provides students of historically underrepresented backgrounds with an opportunity to explore business careers in the tech industry. This program helps students develop the skills to succeed in tech industry roles and provides them with insights into available career opportunities. In addition, participants in this program are also invited to an expedited interview process for available roles at Box. We also continued to expand our Employee Resource Community Mentorship Program, which matches underrepresented Boxers with a 1:1 mentor to focus on skills and career development.

We hold ourselves accountable, which is why we signed the California Equal Pay Pledge. As part of our continued commitment, we conduct an annual company-wide gender pay analysis on hiring and promotion procedures to reduce unconscious bias and structural barriers to equitable compensation. In addition, we externally benchmark the compensation we provide for each role to ensure pay parity, and provide pay equity updates to our Compensation Committee on an annual basis. Our last analyses from May 2022 indicate that we had pay equity across gender globally for employees in similar jobs, accounting for factors such as role, level and location.

We also ensure that Boxers can Bring their (_____) Self to Work by creating safe spaces for engagement and providing opportunities for networking and development, while promoting a culture of learning and allyship to ensure that the needs of underrepresented employees are being met. We support a dynamic array of employee-led resource communities for historically underrepresented groups and different communities at Box, including Box Women's Network, Black Excellence Network, Latinx, Pride, and Box Vets, among others.

We are honored to receive external recognition for these efforts, as reflected by the following awards:

- Glassdoor Best Places to Work 2023, ranked #2
- Human Rights Campaign Best Places to Work for LGBTQ Equality 2022, 100% Corporate Equality Index
- Great Place to Work's Best Workplaces for Parents 2022, ranked #11
- Fortune 100 Best Companies to Work For 2023, ranked #27
- Fortune Best Workplaces for Millennials 2022, ranked #48
- Fortune Best Workplaces in the Bay Area 2022, ranked #12

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- Fortune Best Workplaces in Technology 2022, ranked #12
- Fortune Best Workplaces for Women 2022, ranked #18

Our commitment to diversity, equity, and inclusion is also evident within our Board of Directors, which is composed of 38% women and 38% directors from underrepresented communities. In addition, our Corporate Governance Guidelines were amended in 2021 to memorialize our commitment to actively seeking highly qualified women and individuals from underrepresented communities to include in the initial pool from which director candidates are selected.

For more information about our diversity, equity, and inclusion initiatives, we encourage you to visit our website at *https://www.box.com/about-us/diversity-and-inclusion*.

Employee Health and Safety

The health and safety of our employees is one of our top priorities. We strive to create an environment where Boxers are physically and mentally safe and healthy. We offer a comprehensive health and wellness benefits package to all full-time employees. For those hybrid and remote Boxers looking to improve their home office setups, we also support ergonomic consultations with an in-house, certified specialist. Additionally, in an effort to combat burnout and stress, Box offers company-wide mental health holidays, a meeting efficiency program, and other mental health benefits.

In 2022, we launched Box Stands Together. This program aims to aid Boxers in times of crisis and personal disaster. Through the financial support of Box and employee donations, Box Stands Together provides short-term financial assistance of up to $2,500 annually to Boxers directly affected by events like fires, floods, earthquakes, and hurricanes.

Our Commitment to Our Communities through Box.org

Every day we focus on leveraging the strengths of Box for greater good in our world. This means engaging our product, people and philanthropy strategically for greater positive impact. Our Box mission is to power how the world works together. Our Box.org spin on that mission is to power how the world does more good together. From organizations serving and protecting foster children, to those working on the front lines of disaster response, to others advocating for and protecting our planet, Box is powering productivity and efficiency gains that lead to compelling outcomes and real impact in child welfare, crisis response and environmental protection – our three Box.org themes.

We have supported and empowered our communities through Box.org product discounting and in-kind donation programs to over 11,000 nonprofits with over $34 million, annualized, of product access and support as of the end of fiscal year 2023. Additionally, a majority of our Boxers engaged in social impact by volunteering with a cause they care about, making a donation to an organization and/or providing pro-bono consulting to a nonprofit during fiscal year 2023.

This commitment to community shapes our Box culture and is an important reason why Box employees have voted us onto the 2023 Fortune 100 Best Companies to Work For list, which makes us proud.

Governance

In addition to the corporate governance policies, procedures and best practices we have implemented, as described in the above sections titled "Corporate Governance Highlights" and "Board of Directors and Corporate Governance", our approach to strong governance is demonstrated in the following areas:

Corporate Governance: Compliance and Ethics

Among our core values, our goal to "Make Mom Proud" means we act with integrity, make ethical decisions, and use good judgment. Our culture of integrity starts with our Code of Business Conduct and Ethics and our compliance program, which includes risk assessment, development of policies and procedures, training, auditing and monitoring, and investigations and remediation of potential compliance matters. A copy of the Code of Business Conduct and Ethics is available on our website at *https://www.boxinvestorrelations.com*.

The Code of Business Conduct and Ethics applies to all Box directors and employees, including our executive officers. The Code of Business Conduct and Ethics is reviewed on an annual basis for any changes to law or policy and updated as appropriate. All new employees are required to complete training on the Code of Business Conduct and Ethics, and our employees must complete additional training on the Code of Business Conduct and Ethics and a compliance certification each year. Throughout the year, Box employees are required to complete supplemental trainings to address compliance risks associated with particular roles and functions at Box.

In addition, we are subject to the UK Modern Slavery Act of 2015 (the "Modern Slavery Act") and voluntarily report on our compliance for Australia's Modern Slavery Act of 2018. As part of our adherence to these acts, we publish an annual statement detailing our efforts to combat modern slavery and human trafficking, which is available on our website at *https://www.boxinvestorrelations.com*.

We strive to create a culture where open, honest communications are the expectation, not the exception. We want all employees to feel comfortable approaching their manager or any member of the Box leadership team in instances where our value "Make Mom Proud" has not been upheld. In January 2021, we began partnering with AllVoices to provide our employees with a platform where Boxers can safely and anonymously share feedback with company leadership, including complaints and concerns regarding possible violations of, or non-compliance with, the Code of Business Conduct and Ethics, a written statement of company policy or a law or regulation, or retaliatory acts against anyone who makes such a complaint or assists in the investigation of a complaint. Reports may be made by phone or web reporting using our hotline at *box.allvoices.co*. Reports may be made anonymously and confidentially.

Political Contributions

Box employees must comply with all local, state, federal, foreign, and any other applicable laws and regulations regarding political contributions. Company funds or assets cannot be used for, or contributed to, political campaigns or practices under any circumstances unless pre-approved by Box's Chief Legal Officer and, if appropriate, the Nominating and Corporate Governance Committee. However, it is acceptable for Box employees to make lawful personal political contributions. More information regarding our policies on political contributions can be found in the Code of Business Conduct and Ethics, which is available on our website at *https://www.boxinvestorrelations.com*.

Data Governance, Privacy, Security, and Compliance

Data security and privacy have never been more important. At their heart, digital security and privacy are about trust and transparency. We have established a multi-pronged approach to building and maintaining cloud-based security and privacy solutions for our customers. For more information about our commitment to security and compliance, we encourage you to visit our Box Trust Center at *https://www.box.com/trust*.

Our data privacy and security practices include:

- Maintaining a transparent website and platform, including privacy and cookie notices, to inform our customers about how we collect, use, share, disclose, retain, and protect personal information in compliance with data protection laws, principles and certifications;
- Enabling our customers to make data subject requests globally regardless of their location, thereby ensuring user data control and transparency around how we use, collect, and share user data;
- Providing annual data protection and security training to all employees, supplemented with targeted/role specific data protection, privacy, and/or security training, as needed; and
- Maintaining many of the most comprehensive security and privacy certifications available globally, that are assessed annually by third-party auditors, independent third-party assessors and/or internally to verify our compliance.

In addition, Box enables customers to secure their data in a number of ways, including:

- Frictionless security enabled by built-in controls such as granular permissions, strong user authentication, and AES 256-bit encryption;
- The ability of customers to manage their own encryption keys using Box KeySafe;
- Simplified information governance that allows customers to easily set policies that retain, dispose of, and preserve content;
- Box Zones, which enables organizations to address data residency obligations across multiple geographies; and
- Box Shield, which automatically scans files and classifies them based on admin-defined policies, enabling organizations to better manage highly sensitive data at scale.

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Our commitment to protecting the privacy and security of our corporate and customer data has resulted in Box achieving the following security and privacy compliance certifications, including but not limited to: APEC Cross Border Privacy Rules (CBPR); APEC Privacy Recognition for Processors (PRP); Cloud Computing Compliance Control Catalog (C5); DoD Impact Level 4 Authorization; FedRAMP Moderate; Information System Security Management and Assessment Program (ISMAP); ISO 27001, 27017, 27018 and 27701; PCI-DSS; EU-U.S. and Swiss-U.S. Privacy Shield Framework; SOC 1,2,3; Trusted Cloud Data Protection Profile (TCDP); and PCI-DSS.

For additional ESG information, we encourage you to visit our ESG Website at *https://www.box.com/about-us/esg*.

Director Compensation

Outside Director Compensation Policy

Under our Outside Director Compensation Policy, members of our Board of Directors who are not employees of Box ("outside directors") receive compensation in the form of equity and cash, as described below. However, pursuant to the Investment Agreement described below in "Related Person Transactions", Mr. Park, a director designated by KKR, is not entitled to receive any compensation from Box for his service on our Board of Directors.

On a periodic basis, our Compensation Committee consults with Compensia, a nationally recognized independent compensation consulting firm, regarding the compensation paid to our outside directors. Following the end of fiscal years 2022 and 2023, as part of the reviews, our Compensation Committee reviewed data provided by Compensia regarding the compensation provided to outside directors of our peer companies.

Cash Compensation

Under our Outside Director Compensation Policy in effect entering fiscal year 2023, each outside director was eligible to receive a cash retainer of $35,000 for serving on our Board of Directors. In March 2022, the Compensation Committee, in consultation with Compensia, recommended and the Board of Directors approved an amendment to our Outside Director Compensation Policy, increasing the annual retainer for our Board of Directors from $35,000 to $40,000, effective March 24, 2022. In addition, our Chair was eligible to receive an additional annual cash retainer of $50,000, and outside directors were also eligible to receive the following additional annual cash fees for service on the committees of our Board of Directors.

Committee	Committee Member Annual Retainer During Fiscal Year 2023	Committee Chair Annual Retainer During Fiscal Year 2023
Audit Committee	$10,000	$20,000
Compensation Committee	$ 8,000	$20,000
Nominating and Corporate Governance Committee	$ 5,000	$10,000
Operating Committee	$ 8,000	$20,000

Following fiscal year 2023, in March 2023, the Compensation Committee, in consultation with Compensia, recommended and the Board of Directors approved an amendment to our Outside Director Compensation Policy, increasing the annual retainer for our Audit Committee Chair from $20,000 to $25,000, effective March 22, 2023.

Cash retainers and fees are pro-rated for partial years of service.

Equity Compensation

Under our Outside Director Compensation Policy in effect during fiscal year 2023, a newly-elected outside director was eligible to receive an initial equity award with a value of $400,000, comprised entirely of restricted stock units ("RSUs"), upon joining our Board of Directors (collectively, "Initial Equity Award"). The Initial Equity Award vests generally over a three-year period, subject to continued service through each vesting date.

On the date of each annual meeting of our stockholders, each outside director was eligible to receive an annual equity award with a value of $200,000 ("Annual Equity Award"). The Annual Equity Award is composed entirely of RSUs. The Annual Equity Award fully vests upon the earlier of (i) the 12-month anniversary of the grant date or (ii) the date of the subsequent year's annual stockholder meeting, in each case, subject to continued service through the vesting date. An outside director was not eligible for an Annual Equity Award unless the outside director had been a director for at least one full calendar year or since the previous year's annual meeting of stockholders. In addition, at each annual stockholder meeting, the non-executive Chair of the Board would receive an additional award of RSUs with a value of $100,000. The award would vest at the earlier of (a) twelve months from the date of grant or (b) the date of the subsequent year's annual stockholder meeting, in each case, subject to continued service through the vesting date.

Following fiscal year 2023, in March 2023, the Compensation Committee, in consultation with Compensia, recommended and the Board of Directors approved an amendment to our Outside Director Compensation Policy, to decrease the amount of the Initial Equity Award for directors who do not join the Board on the date of an annual meeting of stockholders with the grant value of the Initial Equity Award pro-rated based on the newly-elected director's length of service since the prior year's annual meeting, and removed the minimum service requirement for an outside director to be eligible to receive an Annual Equity Award.

Under the Outside Director Compensation Policy, as amended effective March 22, 2023, a newly-elected outside director is eligible to receive an initial equity award with a value of $200,000 ("Amended Initial Equity Award"), comprised entirely of RSUs. The Amended Initial Equity Award vests generally over a three-year period, subject to continued service through each vesting date.

In addition, effective March 22, 2023, a newly-elected outside director is also eligible to receive an additional award of RSUs with a value equal to the product of (i) $200,000 multiplied by (ii) a fraction, with (x) the numerator equal to 365 minus the number of days completed since the prior annual meeting of the company's stockholders and (y) the denominator equal to 365 (collectively, the "Additional Initial Equity Award"). The Additional Initial Equity Award will fully vest upon the earlier of: (i) the 12-month anniversary of the prior year's annual stockholder meeting; or (ii) the date of the subsequent year's annual stockholder meeting, in each case, subject to continued service through the vesting date.

Notwithstanding the vesting schedules described above, the vesting of each equity award granted to our outside directors will accelerate in full upon a change in control of the company.

The number of RSUs subject to an equity award described above is determined by dividing the specified value of the award by the average closing price of a share of our Class A common stock for the 30-trading day period ending the trading day before the grant date, with the number of shares determined rounded down to the next whole share.

Stock Ownership Guidelines

Our Board of Directors believes that our directors should hold a meaningful financial stake in the company in order to further align their interests with those of our stockholders. As such, our Board of Directors adopted stock ownership guidelines. Under these guidelines, our non-employee directors are required to achieve specified ownership levels by the later of (i) five years of such individual's appointment, election or promotion date, as applicable, and (ii) July 2, 2024. In February 2023, our Compensation Committee amended the stock ownership guidelines to increase the specified ownership levels for our Board of Directors. Under these amended guidelines, each non-employee director must own company stock with a value of five times the annual cash retainer for Board service. Our Compensation Committee also amended the stock ownership guidelines so that vested and unvested stock options and unearned performance-based stock units ("PSUs") are not considered qualifying stock ownership holdings counted towards compliance with the guidelines. As of May 1, 2023, all of our non-employee directors met, exceeded, or were on track to meet these ownership guidelines, as amended, within the time frames set out above based on their respective rates of stock accumulation.

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Director Compensation for Fiscal Year 2023

The following table provides information regarding the total compensation that was earned by each of our non-employee directors with respect to our fiscal year ended January 31, 2023.

Director	Fees Earned or Paid In Cash ($)	Stock Awards($)[1]	Total($)
Sue Barsamian[2]	67,055	204,508	271,563
Carl Bass[3]	5,370	—	5,370
Dana Evan[4]	59,055	204,508	263,563
Kim Hammonds[5]	21,138	—	21,138
Jack Lazar[6]	67,055	204,508	271,563
Peter Leav[7]	20,918	—	20,918
Dan Levin[8]	41,360	204,508	245,868
Bethany Mayer[9]	117,055	306,748	423,803
John Park[10]	—	—	—
Amit Walia[11]	18,438	438,902	457,340

(1) The amounts reported represent the aggregate grant-date fair value of the RSUs awarded to the director, calculated in accordance with FASB ASC Topic 718. The grant date fair value of the RSUs is determined by multiplying the closing stock price on the date of grant by the number of shares of Class A common stock subject to the RSU award.

(2) As of January 31, 2023, Ms. Barsamian held 7,773 RSUs and options to purchase 28,726 shares of our Class A common stock.

(3) Mr. Bass ceased serving on our Board of Directors on March 21, 2022.

(4) As of January 31, 2023, Ms. Evan held 7,773 RSUs and options to purchase 57,362 shares of our Class A common stock.

(5) Ms. Hammonds ceased serving on our Board of Directors on June 28, 2022.

(6) As of January 31, 2023, Mr. Lazar held 13,051 RSUs and options to purchase 31,666 shares of our Class A common stock.

(7) Mr. Leav ceased serving on our Board of Directors on July 14, 2022.

(8) As of January 31, 2023, Mr. Levin held 7,773 RSUs and options to purchase 441,789 shares of our Class A common stock, of which options to purchase 431,137 shares were granted to him during his service as an officer of the Company.

(9) As of January 31, 2023, Ms. Mayer held 21,406 RSUs.

(10) Pursuant to the Investment Agreement described below in "Related Person Transactions," Mr. Park is not entitled to receive any compensation from Box for his service on our Board of Directors.

(11) As of January 31, 2023, Mr. Walia held 14,149 RSUs.

Our directors who are also our employees receive no additional compensation for their service as directors. During our fiscal year ended January 31, 2023, Mr. Levie was employed as our Chief Executive Officer. See the section titled "Executive Compensation" for additional information about the compensation paid to Mr. Levie.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

Our Board of Directors is composed of eight members. In accordance with our amended and restated certificate of incorporation, as amended (the "Charter"), our Board of Directors is divided into three staggered classes of directors. At the Annual Meeting, three Class III directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our company.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE FOLLOWING DIRECTORS TO THE BOARD:**
>
> ✔ Sue Barsamian   ✔ Jack Lazar   ✔ John Park

Nominees

Our Nominating and Corporate Governance Committee has recommended, and our Board of Directors has approved, Sue Barsamian, Jack Lazar and John Park as nominees for election as Class III directors at the Annual Meeting. If elected, each of Ms. Barsamian and Messrs. Lazar and Park will serve as Class III directors until our 2026 annual meeting of stockholders and until their respective successors are duly elected and qualified. Each of the nominees is currently a director of our company. For information concerning the nominees, please see the section titled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "For" the election of Ms. Barsamian and Messrs. Lazar and Park. We expect that each of Ms. Barsamian and Messrs. Lazar and Park will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our Board of Directors to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker, bank or other nominee, your broker, bank or other nominee will leave your shares unvoted on this matter.

Vote Required

Each director nominee will be elected by a vote of the majority of the votes cast. A majority of the votes cast means the number of votes cast "For" such nominee's election exceeds the number of votes cast "Against" that nominee. You may vote "For," "Against," or "Abstain" with respect to each director nominee. Broker non-votes and abstentions, if any, will have no effect on the outcome of the election.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.**
>
>

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PROPOSAL NO. 2 — ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the ''Dodd-Frank Act''), enables stockholders to approve, on an advisory and non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a ''Say-on-Pay'' proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole and our executive compensation philosophy, policies, and practices described in this proxy statement.

With this Say-on-Pay proposal, we are offering our stockholders an opportunity to cast an advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement. Although the vote is non-binding, we value continuing and constructive feedback from our stockholders on compensation and other important matters. The Board of Directors and the Compensation Committee will consider the voting results when making future compensation decisions. At our 2022 annual meeting of stockholders, approximately 93% of votes cast by our stockholders approved the compensation of our named executive officers as disclosed in the 2022 proxy statement.

At our 2022 annual meeting of stockholders, our stockholders recommended that we hold a Say-on-Pay vote each year. Accordingly, we expect that the next Say-on-Pay vote after this year's vote will take place at our 2024 annual meeting of stockholders and that we will hold a Say-on-Pay vote on an annual basis for the foreseeable future.

We believe that the information provided in the section titled ''Executive Compensation,'' and in particular the information discussed in the section titled ''Executive Compensation—Compensation Discussion and Analysis—Compensation Philosophy,'' demonstrates that our executive compensation program was designed appropriately and is working to align management's interests with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote ''For'' the following resolution at the Annual Meeting:

> ''RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion, and other related disclosure.''

Vote Required

Approval of the advisory vote on the compensation of our named executive officers requires the approval of a majority of the voting power of the shares of our Voting Stock present virtually or by proxy and entitled to vote at the Annual Meeting. Abstentions are treated as shares present virtually or by proxy and entitled to vote at the Annual Meeting and, therefore, will have the same effect as a vote ''Against'' this proposal. Any broker non-votes will have no effect on the outcome of the vote.

As an advisory vote, this proposal is non-binding. Although the vote is non-binding, our Board of Directors and our Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Ernst & Young LLP ("EY"), independent registered public accountants, to audit our consolidated financial statements for our fiscal year ending January 31, 2024. During our fiscal year ended January 31, 2023, EY served as our independent registered public accounting firm.

Notwithstanding the appointment of EY and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our company and our stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending January 31, 2024. Our Audit Committee is submitting the appointment of EY to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of EY will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

If our stockholders do not ratify the appointment of EY, our Board of Directors may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by EY for our fiscal years ended January 31, 2022 and 2023, respectively.

	2022	2023
Audit Fees[1]	$2,675,542	$2,559,564
Tax Fees[2]	$ 632,417	$ 544,980
Total Fees	$3,307,959	$3,104,544

(1)   Audit Fees consist of professional services provided in connection with the audit of our annual consolidated financial statements and the audit of internal control over financial reporting, including the review of our unaudited quarterly consolidated financial statements, and audit services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)   Tax Fees consist of fees for professional services for tax compliance, tax advisory and tax planning. These services include assistance regarding federal, state and international tax compliance.

Auditor Independence

Pursuant to its charter and the policy described further below, our Audit Committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, EY. Our Audit Committee has determined that the rendering of non-audit services for tax compliance, tax planning and tax advisory by EY is compatible with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All fees paid to EY for our fiscal years ended January 31, 2022 and 2023 were pre-approved by our Audit Committee.

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Vote Required

The ratification of the appointment of EY as our independent registered public accounting firm requires the affirmative vote of a majority of the voting power of the shares of our Voting Stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions are treated as shares present virtually or by proxy and entitled to vote at the Annual Meeting and, therefore, will have the same effect as a vote "Against" this proposal. Any broker non-votes will have no effect on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP. 

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a committee of the Board of Directors comprised solely of independent directors as required by the listing standards of the New York Stock Exchange and rules and regulations of the SEC. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the company's website at *https://www.boxinvestorrelations.com*. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee periodically reviews and assesses the adequacy of its charter and the Audit Committee's performance.

With respect to the company's financial reporting process, the management of the company is responsible for (1) establishing and maintaining internal controls and (2) preparing the company's consolidated financial statements. The company's independent registered public accounting firm, EY, is responsible for performing an independent audit of the company's consolidated financial statements and of the company's internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and to issue a report thereon. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare the company's financial statements. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and EY;
- discussed with the independent auditors the matters required to be discussed by the applicable requirements of the PCAOB and the SEC; and
- received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with EY its independence.

Based on the Audit Committee's review and discussions with management and EY, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 31, 2023 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

- Jack Lazar (Chair)
- Dana Evan
- John Park

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

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EXECUTIVE OFFICERS

The following table identifies certain information about our executive officers as of May 1, 2023. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Aaron Levie	38	Chief Executive Officer
Dylan Smith	37	Chief Financial Officer
Stephanie Carullo	55	Chief Operating Officer

Aaron Levie co-founded our company and has served as our Chief Executive Officer and a member of our Board of Directors since April 2005. Mr. Levie also served as Chair of our Board of Directors from December 2013 to May 2021. Mr. Levie attended the University of Southern California from 2003 to 2005.

Dylan Smith co-founded our company and has served as our Chief Financial Officer since April 2005. Mr. Smith holds a B.A. in Economics from Duke University.

Stephanie Carullo has served as our Chief Operating Officer since August 2017. Prior to joining Box, from June 2016 to August 2017, Ms. Carullo served as an advisor at several privately held companies. From September 2015 to May 2016, Ms. Carullo was Head of Partnerships at Hampton Creek Inc., a food company. From September 2011 to August 2015, Ms. Carullo served as Vice President of U.S. Education Sales at Apple, Inc. Previously, Ms. Carullo served in various go-to-market leadership roles, including Vice President of Data Center and Virtualization Sales at Cisco, and sales leadership, general management, and consulting positions at IBM in Asia. Ms. Carullo holds a Bachelor of Arts Degree with Honors in Economic History from Monash University, Australia.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our executive compensation program for our named executive officers. For our fiscal year ended January 31, 2023, our named executive officers were:

- Aaron Levie, our Chief Executive Officer;
- Dylan Smith, our Chief Financial Officer; and
- Stephanie Carullo, our Chief Operating Officer.

Our Company

Box is the Content Cloud: a single secure, cloud-native platform for managing the entire content journey. Content – from blueprints to wireframes, videos to documents, proprietary formats to PDFs – is the source of an organization's unique value. The Box Content Cloud enables our customers to securely manage the entire content lifecycle, from the moment a file is created or ingested to when it's shared, edited, published, approved, signed, classified, and retained. Box keeps content secure and compliant, while also allowing easy access and sharing of this content from anywhere, on any device – both within the organization and with external parties.

With our Software-as-a-Service (SaaS) platform, users can collaborate on content both internally and with external parties, automate content-driven business processes, develop custom applications, and implement data protection, security and compliance features to comply with legal and regulatory requirements, internal policies and industry standards and regulations. The Box Content Cloud accelerates business processes, improves employee productivity, enables secure hybrid work, and protects an organization's most valuable data. Our platform enables a broad set of high-value business use cases across enterprises and user experiences. Our platform integrates with more than 1,500 leading enterprise business applications, such as those offered by Adobe, Apple, Cisco, Cloudfare, Google, IBM, Microsoft, Okta, Palo Alto Networks, Salesforce, ServiceNow, Slack and Zoom, supports hundreds of file formats and media types, and is compatible with multiple application environments, operating systems and devices, ensuring that workers can securely access their critical business content whenever and wherever they need it.

Executive Summary

Fiscal 2023 Performance

Our fiscal year ended January 31, 2023 marked substantial progress across all facets of our business – strategically, operationally and financially. Key financial results for our fiscal year 2023 included the following:

- Revenue: Our revenue in fiscal year 2023 was $990.9 million, an increase of 13% from fiscal year 2022.
- Non-GAAP Operating Income: Our non-GAAP operating income in fiscal year 2023 was $229.0 million, or 23% of revenue, an improvement over our prior fiscal year non-GAAP operating income of $173.4 million, or 20% of revenue.

Revenue and non-GAAP operating income were elements of our incentive compensation plan for fiscal year 2023. Please see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K included with your proxy materials, for a more detailed discussion of our fiscal year 2023 financial results and, beginning on page 63 of that Annual Report on Form 10-K, a discussion regarding, and reconciliation of, our non-GAAP to GAAP financial measures.

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Fiscal 2023 Executive Compensation Highlights

For our fiscal year ended January 31, 2023, the key highlights of our executive compensation program included:

- Below Market Short-Term and Long-Term CEO Compensation. Throughout his tenure as our Chief Executive Officer, Mr. Levie has expressed a preference to our Compensation Committee that his short-term compensation be modest to allow us to invest more in other areas of the business. Mr. Levie maintained this preference in fiscal year 2023 and, as such, his base salary and target total short-term compensation remained well below the 25th percentile in our compensation peer group. Additionally, Mr. Levie has declined to receive equity grants in all but one year since our initial public offering. Mr. Levie maintained that preference in fiscal year 2023 and did not receive any equity grants (other than with respect to his fiscal year 2022 executive bonus plan compensation, which was partially paid out in the form of RSUs in lieu of cash in line with our executive bonus plan).

- Pay for Performance – Fiscal 2023 Executive Bonus Plan Payouts. Our named executive officers participated in the Fiscal 2023 Executive Bonus Plan (as defined below), which we believe promotes our pay for performance philosophy since the payouts were 100% at-risk based on achievement of the company's revenue and non-GAAP operating income goals. Awards earned under this incentive compensation plan were paid out in an equal mix of cash and fully vested RSUs having an equivalent cash value to the award earned. The number of RSUs was calculated by converting 50% of the dollar payout amounts into shares using the average closing price of a share of our Class A common stock for the 30-trading day period ending the trading day before the grant approval date.

- Increases to Salaries and Target Short-Term Compensation of our named executive officers other than the CEO. In fiscal year 2023, we maintained the target bonus percentages of our named executive officers. We increased Ms. Carullo's and Mr. Smith's base salaries, raising their overall target short-term compensation, to be more competitive with similarly situated executives of our compensation peer group, after taking into account their individual performance and contributions to the company. Although Mr. Levie's short term compensation was well below comparable compensation for the CEOs of our peer group in fiscal year 2023, Mr. Levie continued to prefer to receive modest short-term compensation.

- Grant of an Equal Mix of PSUs and RSUs. To further align our stockholders' interests with Ms. Carullo's and Mr. Smith's interests, the Compensation Committee granted them an equal mix of PSUs and RSUs in fiscal year 2023. The PSUs vest only to the extent that both the performance-based and time-based conditions are satisfied as further discussed below.

Overview

The Compensation Committee reviews on an ongoing basis the company's executive compensation program to evaluate whether it supports the company's executive compensation philosophies and objectives and is aligned with stockholder interests. Our executive compensation practices include the following, each of which the Compensation Committee believes reinforces our executive compensation objectives and are aligned with stockholder interests:

What we do	What we don't do
✓ **Modest CEO compensation.** Our Chief Executive Officer receives modest short-term compensation and minimal equity compensation grants.	✗ **No single-trigger benefits.** We do not provide our named executive officers with any payments or benefits that vest or are paid solely upon a change in control.
✓ **Annual Say-on-Pay votes.** We hold an annual Say-on-Pay vote, and our Compensation Committee considers the results of the vote when evaluating our executive compensation program.	✗ **No guaranteed salary increases.** We do not guarantee our named executive officers any salary increases.
✓ **Stock ownership requirements.** We have adopted policies with respect to minimum stock ownership requirements for our named executive officers and members of our Board of Directors.	✗ **No perquisites or special benefits.** We do not provide our named executive officers with perquisites or other personal benefits that are not generally offered to all other employees.
✓ **Clawback policy.** We adopted a policy that allows us to recover any cash or equity-based incentive compensation from our named executive officers when the payment of such compensation was based upon financial results that were subsequently the subject of a financial restatement.	✗ **No tax gross-ups.** We do not provide our named executive officers with any tax gross-ups.
✓ **Significant amount of compensation at-risk.** A significant portion of our named executive officers' compensation is at-risk compensation that is tied to achievement of corporate goals pursuant to our Executive Bonus Plan or our PSUs.	✗ **No special retirement plans.** We do not provide our named executive officers with any special executive retirement plans.
✓ **Peer group review.** We engage an outside compensation consultant to assist us in annually developing and updating a group of peer companies based on our selection criteria to help us determine named executive officer compensation.	

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Compensation Philosophy

Our executive compensation program is structured to provide compensation plans, policies, and programs that attract and retain the best talent for positions of substantial responsibility, provide incentives for such persons to perform to the best of their abilities, and to promote the success of our business. The following table identifies the main elements of our Fiscal 2023 executive compensation program and the reasons for each:

Element	Reasons for Providing Element
Base Salary	Provide our named executive officers compensation for their services based on their knowledge, skills, past performance, and experience
Performance-based Bonuses	Encourage our named executive officers to achieve short-term individual and company goals that drive our growth
Performance-based and Time-based Equity Awards	Provide long-term retention and incentives to our named executive officers that align their interests with our stockholders' interests
Welfare and Other Employee Benefits	Provide for our named executive officers' health and well-being consistent with the benefits received by our other employees
Change in Control and Severance Benefits	Provide our named executive officers with a measure of security in order to minimize any distractions related to termination of employment and/or change in control and allow our named executive officers to focus on their duties and responsibilities to maximize stockholder value

Impact of 2022 Stockholder Advisory Vote on Compensation of Named Executive Officers

We conducted a Say-on-Pay vote at our 2022 annual meeting of stockholders. Approximately 93% of the votes cast by stockholders were in favor of approving the compensation of our named executive officers, an increase from the preceding year's result of 75%. While evaluating our executive compensation program in fiscal year 2023, our Compensation Committee considered the results and maintained the compensation philosophy and objectives and general approach to executive compensation from the prior year.

Processes and Procedures for Compensation Decisions

Our Compensation Committee is responsible for the compensation program for our executive officers and reports to our Board of Directors on its discussions, decisions and other actions.

Involvement of Management

In fiscal year 2023, our Chief Executive Officer, Chief People Officer, and certain other management team members typically attended Compensation Committee meetings and were involved in the determination of compensation for our other executives. These senior executives made recommendations to our Compensation Committee regarding short-term and long-term compensation for all executives (other than with respect to their own compensation) based on our results, an individual executive's contribution toward these results, and each individual's performance against their individual goals. Our Compensation Committee then reviewed the recommendations and other data provided by outside compensation advisors and management and made decisions as to the compensation for each executive.

Use of Outside Advisors

Our Compensation Committee is authorized to retain the services of executive compensation advisors, as it sees fit, for the establishment of our compensation programs and related policies and adjustments to the compensation elements and amounts. For our fiscal year ended January 31, 2023, our Compensation Committee retained Compensia, a national compensation consulting firm, to provide it with information, recommendations, and other advice relating to executive compensation on an ongoing basis. Compensia serves at the discretion of our Compensation Committee. Among other things, our Compensation Committee engaged Compensia to assist in developing and updating a group of peer companies to help us determine the level of overall compensation for our executives and assess each separate element of compensation, with a goal of providing compensation that is competitive, fair, motivating and retentive. The Compensation Committee reviewed the independence of Compensia under New York Stock Exchange and SEC rules and concluded that the work of Compensia has not raised any conflict of interest.

Stockholder Engagement

As owners of Box, we value our stockholders' opinions and feedback on topics of interest to our stockholders, including on our executive officer and director compensation program and environmental, social and governance matters. Maintaining an active dialogue with our stockholders is consistent with our corporate values of transparency and accountability, and we intend to continue these efforts in the future.

The feedback we receive from stockholders from our outreach program helps our Board of Directors, leadership team, and employees develop a mutual understanding and trust with our stockholders. Members of our Board of Directors and senior executives directly engage from time to time with stockholders to hear unfiltered concerns and perspectives that shape our core strategy and other decisions on matters of interest to our stockholders. As discussed below, after receiving feedback that stockholders would like to see a portion of the equity compensation for our named executive officers to be in the form of performance-based awards, the equity grants made to Ms. Carullo and Mr. Smith in fiscal years 2023 and 2024 were equally split between PSUs and RSUs.

Peer Group Compensation Data

With Compensia's assistance, our Compensation Committee approved a group of public companies to be used when conducting a competitive market analysis of executive officer compensation. For our compensation decisions made on or before September 2022, which included our named executive officers' equity awards approved in April 2022, our compensation peer group was made up of publicly-traded companies in the software industry that generally had revenues between $300 million and $1.9 billion, a market capitalization between $1.1 billion and $10.7 billion, a three-year compound annual growth rate ("CAGR") below 20%, and generally were headquartered in California.

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In September 2022, our Compensation Committee re-assessed our compensation peer group based on an updated set of compensation peer group selection criteria. Using that updated criteria, our Compensation Committee approved an updated compensation peer group made up of publicly-traded companies in the software industry that generally had revenues between $500 million and $2 billion, a market capitalization between $1.2 billion and $10 billion, and generally are headquartered in California. The two compensation peer groups used in fiscal year 2023 were:

Compensation Peer Group Entering Fiscal Year 2023	Changes	Compensation Peer Group Revised in Fiscal Year 2023 for Decisions after September 2022
8x8 Inc.	*Removed*	
	Added	Alteryx
Cloudera, Inc.	*Removed*	
	Added	Confluent Inc.
Cornerstone OnDemand Inc.	*Removed*	
	Added	Coupa Software
Dropbox, Inc.		Dropbox, Inc.
	Added	Elastic N.V.
Five9 Inc.		Five9 Inc.
Guidewire Software, Inc.		Guidewire Software, Inc.
	Added	HashiCorp
	Added	Informatica
Mandiant, Inc. (formerly FireEye, Inc.)	*Removed*	
Medallia, Inc.	*Removed*	
Momentive Global Inc. (formerly SurveyMonkey Inc.)	*Removed*	
New Relic, Inc.		New Relic, Inc.
Nutanix, Inc.		Nutanix, Inc.
PagerDuty, Inc.		PagerDuty, Inc.
Proofpoint Inc.	*Removed*	
Qualys, Inc.		Qualys, Inc.
SolarWinds Corp		SolarWinds Corp
	Added	Splunk Inc.
Stamps.com Inc.	*Removed*	
	Added	Teradata Corp
Verint Systems Inc.		Verint Systems Inc.
Zendesk, Inc.	*Removed*	
Zuora, Inc.	*Removed*	

Our Compensation Committee believed these companies were appropriate for our compensation peer group because they were viewed as similarly sized, operated in the same or similar industries as us, had similar growth trajectories, and reflected our competitive market for senior executives.

In setting the elements of compensation for our named executive officers, our Compensation Committee reviewed base salary, target annual incentive compensation opportunity, target total short-term compensation (i.e., base salary plus target incentive opportunity), annual long-term incentive, and total direct compensation values for our named executive officers and those of similarly situated executives of our compensation peer group. Compensia provided data at the 25th, 50th, 60th and 75th percentiles for such compensation, and our Compensation Committee used this data as a reference. Our Compensation Committee did not benchmark any compensation element to a specific percentile, and our Compensation Committee instead set our named executive officers' compensation at levels it deemed appropriate after considering other factors, such as each of our named executive officers' contributions, our short-term and long-term objectives, and prevailing market conditions.

Executive Compensation Program Elements

The following sections describe each element of our executive compensation program, provide the rationale for each such element, and explain how our Compensation Committee determined compensation amounts and awards for our fiscal year ended January 31, 2023.

Base Salary

Base salary is the main fixed element of our named executive officers' short-term compensation. Base salary compensates our named executive officers for services they provide to us during the fiscal year. Our Compensation Committee typically performs an annual review during which it considers adjustments to our named executive officers' base salaries after considering such factors as the prevailing market conditions and the named executive officer's responsibilities, knowledge, skills, experience, and performance. These adjustments allow us to remain competitive in attracting and retaining executive talent.

In fiscal year 2023, our Compensation Committee did not change Mr. Levie's base salary. Effective May 1, 2022, Mr. Smith received an increase in base salary from $370,000 to $425,000 and Ms. Carullo received an increase in base salary from $370,000 to $400,000 to be more competitive with similarly situated executives at the companies in our compensation peer group, after taking into account their individual performance and contributions to the company.

The base salaries of our named executive officers during fiscal year 2023 are listed in the table below.

Named Executive Officer	Base Salary Entering Fiscal Year 2023	Base Salary revised for Fiscal Year 2023 Effective May 2022
Mr. Levie	$180,000	$180,000
Ms. Carullo	$370,000	$400,000
Mr. Smith	$370,000	$425,000

The total base salaries earned by our named executive officers during our fiscal year ended January 31, 2023 are listed in the "Summary Compensation Table for Fiscal Year 2023" section below.

In March 2023, in light of the expected impact of the macro-economic environment on our business, and to help ensure we meet our operating margin commitments, our Compensation Committee approved a ten percent reduction in the base salaries of our named executive officers.

Non-Equity Incentive Plan Compensation

We use performance-based incentives to motivate our named executive officers to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. Typically, near the beginning of each fiscal year, our Compensation Committee adopts the performance criteria and targets for the incentive compensation plan for that fiscal year, which identifies the plan participants and establishes the target incentive opportunity for each participant, the performance measures and the associated target levels for each measure, and the potential payouts based on actual performance for the fiscal year. Payments under our incentive compensation plan for fiscal year 2023 were made in an equal mix of cash and fully-vested RSUs.

Fiscal Year 2023 Bonus Plan

- Overview and Structure. In March 2022, our Compensation Committee adopted and approved our omnibus Executive Incentive Plan for fiscal year 2023 (the "Fiscal 2023 Executive Bonus Plan"). The Fiscal 2023 Executive Bonus Plan provided for potential performance-based incentive payouts to our named executive officers based on the achievement of pre-established corporate financial objectives. The financial objectives were set at target levels determined to be challenging and requiring substantial skill and effort by senior management to achieve.

- Target Annual Incentive Compensation Opportunities. In March 2022, in connection with its review of our executive compensation program, our Compensation Committee approved the target annual incentive compensation opportunities of our named executive officers, as set forth in the table below. In setting the target annual incentive compensation opportunities, our Compensation Committee considered each

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named executive officer's performance, individual contributions, responsibilities, experience, prior annual incentive compensation amount, and peer group market data. Our Compensation Committee has set the target annual incentive compensation opportunities for our named executive officers as percentages of their base salaries paid throughout the year.

For fiscal year 2023, our Compensation Committee made no changes to the percentages for our named executive officers from those used for fiscal year 2022.

The target annual incentive compensation opportunities established for fiscal year 2023 for our named executive officers were:

Named Executive Officer	Fiscal Year 2023 Target Annual Incentive Compensation Opportunity (as a % of base salary for Fiscal 2023)	Fiscal Year 2023 Target Annual Incentive Compensation Opportunity*
Mr. Levie	55%	$ 99,000
Ms. Carullo	55%	$215,875
Mr. Smith	55%	$226,188

* The dollar amounts for Ms. Carullo and Mr. Smith were determined on a pro-rated basis, taking into account when their base salaries changed.

- Corporate Performance Measures. To measure the performance of our named executive officers for the Fiscal 2023 Executive Bonus Plan, our Compensation Committee selected revenue and non-GAAP operating income as those measures were deemed as best supporting the achievement of our annual operating plan and enhancing long-term value creation. We define (i) "revenue" as GAAP revenue as reflected in our quarterly and annual financial statements; and (ii) non-GAAP operating income as GAAP operating income as reflected in our quarterly and annual financial statements adjusted to exclude expenses related to stock-based compensation, intangible assets amortization, and as applicable, other special items. Each element was weighted equally under the Fiscal 2023 Executive Bonus Plan. Our Compensation Committee set the revenue and non-GAAP operating income thresholds to be significantly above our results for the fiscal year ended January 31, 2022, so that our revenue for fiscal year 2023 would have had to increase by at least 13.6% year over year and our non-GAAP operating income would have had to improve by at least 26.0% year over year in order for our named executive officers to earn the target annual incentive compensation under the Fiscal 2023 Executive Bonus Plan.

The targets required for 100% achievement under our Fiscal 2023 Executive Bonus Plan and our results were:

Performance Measure	Target (in millions)	Result (in millions)	Achievement of Target	Payout
Revenue	$993.0	$990.9	99.8%	99.8%
Non-GAAP Operating Income	$218.5	$229.0	104.8%	100.6%
Total				100.2%

- Methodology. Our Compensation Committee assesses performance and determines payouts under our Fiscal 2023 Executive Bonus Plan in a two-part process: first, our Compensation Committee measures actual performance against the pre-established goals for the annual performance period; and second, after the end of the performance period, our Compensation Committee may exercise discretion to determine the actual payout. As a threshold matter, our named executive officers were eligible for annual incentive compensation payouts with respect to the revenue component only if we met or exceeded 95% of the revenue target for our fiscal year ended January 31, 2023 and with respect to the non-GAAP operating income component only if we met or exceeded 80% of the non-GAAP operating income target for our fiscal year ended January 31, 2023. High thresholds (in both cases, above fiscal year 2022 actual performance) are required to ensure that significant achievement is a prerequisite to receive any incentive payment. With respect to the revenue performance measure, the payment percentage equals the percentage of the revenue target that was achieved until 103% achievement, and achievement over

103% is rewarded using an "accelerator" where each point of performance above 103% achievement increases the payout percentage by two percentage points. With respect to the non-GAAP operating income component, achievement at 80% equals a payout percentage of 25%, and the payout percentage is increased (1) by 3.75 percentage points for each point of performance above 80% (until a payout percentage of 100% for performance at 100%) and (2) by 0.133 percentage points for each point of performance above 100%, up to a maximum payout percentage of 110%. The payout curves for the revenue and non-GAAP operating income metrics are illustrated below.



	Revenue	Non-GAAP Op. Income
	50% weight	50% weight
	50% x 99.8%	50% x 100.6%

- Caps on Payment. The cap on total payouts of the non-GAAP operating income component was set to manage potential incentive compensation costs and maintain appropriate incentives for our named executive officers.

- Performance in Fiscal Year 2023 and Related Payout. For fiscal year 2023, we achieved approximately 99.8% of target revenue and approximately 104.8% of target non-GAAP operating income. The revenue measure achievement resulted in a payout percentage of 99.8% of target and the non-GAAP operating income measure achievement resulted in a payout percentage of 100.6% of target. As each metric was weighted 50%, this resulted in a calculated payout percentage of approximately 100.2%, and our Compensation Committee did not make any adjustment to this payout percentage.

The target and actual payouts to our named executive officers under the Fiscal 2023 Executive Bonus Plan were:

Named Executive Officer	Target Annual Incentive Compensation Opportunity	Actual Incentive Compensation
Mr. Levie	$ 99,000	$ 99,208
Ms. Carullo	$215,875	$216,328
Mr. Smith	$226,188	$226,663

Fifty percent of the payouts were made in the form of fully vested RSUs and 50% of the payouts were made in cash. The number of RSUs each named executive officer received equaled the dollar value of their actual award payment divided by the average closing price of a share of our Class A common stock for the 30-trading day period ending the trading day before the grant approval date.

The value of the RSUs received in settlement of these bonuses under the Fiscal 2023 Executive Bonus Plan are listed in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table for Fiscal Year 2023" below. Since the intended payout values above were converted into a number of RSUs based on the 30-trading day average closing price described above, the values set forth in the Summary

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Compensation Table for fiscal year 2023 (which are required by the disclosure rules to be calculated based on the closing price of our Class A common stock on the date the RSUs were granted, in accordance with FASB ASC Topic 718) are different from the payout values set forth in the table above.

Equity Awards

Our Compensation Committee grants equity awards to our named executive officers in order to align their long-term interests with our stockholders' interests.

Our Compensation Committee determines the size of the equity awards we grant to our named executive officers in connection with their hire through arm's-length negotiation, considering such factors as prevailing market conditions, market data for new-hire awards, the named executive officer's expected short-term compensation, the equity award's potential incentive and retention value, and the named executive officer's prospective role and responsibilities.

Our Compensation Committee also periodically grants equity awards to our named executive officers for promotions, as an additional incentive to continue service with us, or to recognize exceptional corporate and individual performance. Our Compensation Committee does not apply a fixed formula when determining the size of these equity awards because it grants an amount of equity that it believes properly rewards the named executive officer for their contributions to the growth in our long-term stockholder value. In doing so, our Compensation Committee considers factors such as the economic value of the named executive officer's unvested equity awards and the ability of this equity to satisfy our retention objectives; the named executive officer's performance, contributions, responsibilities, and experience; the equity awards granted by our compensation peer group to similarly situated executives; a compensation analysis performed by Compensia; and other internal equity considerations.

Fiscal Year 2023 Equity Awards

- Overview and Structure. In the first quarter of fiscal year 2023, our Compensation Committee approved equity incentive awards to Ms. Carullo and Mr. Smith, in the form of both PSUs and RSUs. Unlike fiscal year 2022, our Compensation Committee determined that it would grant 50% of the equity value in the form of RSUs that vest solely based on service over a four-year period and 50% of the equity value in the form of PSUs that are tied to achieving revenue and non-GAAP operating income performance goals during our fiscal year 2023. The goal of these PSUs is to align the interests of our named executive officers with those of our stockholders and to incentivize them to meet our operating targets. Our Compensation Committee selected revenue and non-GAAP operating income as the performance measures for the PSUs as those measures were deemed as best supporting the achievement of our annual operating plan and enhancing long-term value creation. After considering the peer group data provided by Compensia, the unvested equity award holding value and the anticipated future contributions of our named executive officers, our Compensation Committee approved the grant of annual equity awards to Ms. Carullo and Mr. Smith at a level deemed competitive with the annual long-term incentives provided by the companies in our compensation peer group to similarly situated executives, as follows: (i) awards of 75,000 RSUs and 75,000 PSUs (at target) to Ms. Carullo, and (ii) awards of 82,500 RSUs and 82,500 PSUs (at target) to Mr. Smith. Mr. Levie declined to receive any equity awards that our Compensation Committee would have otherwise granted to him.

- Fiscal Year 2023 RSUs. Ms. Carullo's and Mr. Smith's awards of RSUs each was scheduled to vest as to one-sixteenth of the award on June 20, 2022 and as to one-sixteenth of the award each quarter thereafter, subject to their continued service with us through the applicable vesting date. Our Compensation Committee believes that granting a portion of the awards in the form of time-based RSUs supports the retention and motivation of our named executive officers, and aligns their interest with the long-term interests of our stockholders.

- Fiscal Year 2023 PSUs. The PSUs granted to Ms. Carullo and Mr. Smith provide that up to 50% of the target number of shares were eligible to vest based upon achieving a pre-determined annual revenue goal. The remaining 50% of the target number of shares were eligible to vest based upon achieving a pre-determined non-GAAP operating income goal for fiscal year 2023. Our Compensation Committee set the revenue and non-GAAP operating income targets to be significantly above our results for the fiscal year ended January 31, 2022, so that our revenue for fiscal year 2023 would have had to increase by at least 13.6% year over year and our non-GAAP operating income would have had to improve by at least 26.0% year over year in order for Ms. Carullo and Mr. Smith to be eligible to vest in the target number of shares subject to the PSUs. The targets required for 100% achievement under our fiscal year 2023 PSUs and our results were as follows:

Performance Measure	Target (in millions)	Result (in millions)	Achievement of Target	Payout
Revenue	$993.0	$990.9	99.8%	99.5%
Non-GAAP Operating Income	$218.5	$229.0	104.8%	112.1%
Total				105.8%

In granting PSUs to our named executive officers, our Compensation Committee considered feedback from stockholders and sought to incentivize our named executive officers to achieve challenging financial targets that would drive stockholder value.

- Methodology. As a threshold matter, our named executive officers were eligible to vest under the PSUs with respect to either the revenue or non-GAAP operating income component only if we met or exceeded 80% of the respective revenue or non-GAAP operating income target for our fiscal year ended January 31, 2023. High thresholds (in both cases, above fiscal year 2022 actual performance) are required to ensure that significant achievement is a prerequisite to receive any payout under the PSUs. With respect to each of the revenue and non-GAAP operating income performance measure, achievement at 80% of target means 50% of the target number of shares subject to the PSUs would become eligible to vest. Moreover, if the target revenue or target non-GAAP operating income goals are exceeded, up to an additional number of shares equal to 50% of the target number may become eligible to vest. The payout percentage between threshold and maximum achievement is determined by straight line interpolation until achievement is capped at 120% of the target performance measure. The payout curves for the revenue and non-GAAP operating income metrics are illustrated below:

Revenue
50% weight

Non-GAAP Op. Income
50% weight





50% x 99.5%

50% x 112.1%

- Caps on Payment. The 150% cap on total payouts of the revenue and non-GAAP operating income components was set to manage potential dilution and incentive compensation costs and maintain appropriate incentives for our named executive officers.

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- PSU Achievement and Related Payouts. The target and actual payouts to our named executive officers under the Fiscal 2023 PSUs were:

Named Executive Officer	Target Number of PSUs Eligible to Vest	Actual Number of Shares Earned and Subject to Time-Based Vesting
Ms. Carullo	75,000	79,335
Mr. Smith	82,500	87,268

- Additional Service-Based Vesting Requirement. The PSUs that are earned then vest based upon continued service, with one third of the shares that are eligible to vest based upon fiscal year 2023 revenue and non-GAAP operating income achievement vested on April 4, 2023, and one third of such earned shares vesting on each of the next two anniversaries thereof, so as to be 100% vested on April 4, 2025, subject to continued service with us through the applicable vesting date. The additional service requirement acts as an additional retention incentive and motivates our named executive officers to contribute to the growth in our long-term stockholder value.

Employee Benefit Plans

Our named executive officers participate in our employee benefits programs on the same terms as our other U.S.-based, full-time employees with no special executive programs.

We have a 401(k) Savings Plan (the "401(k) Plan"). Under the 401(k) Plan, participating employees may elect to contribute up to 100% of their eligible compensation, subject to certain limitations. We have not made any matching contributions to date.

We maintain other welfare benefit plans, including health, dental and vision insurance; medical and dependent care flexible spending accounts; short- and long-term disability insurance; life insurance; and accidental death and dismemberment insurance, which we believe are generally consistent with those offered by companies we compete with for employees. For our fiscal year ended January 31, 2023, we also paid certain amounts on behalf of our named executive officers for basic life insurance, as indicated in the "Summary Compensation Table for Fiscal Year 2023" below.

Perquisites and Special Personal Benefits

We currently do not provide perquisites or any special personal benefits to our named executive officers, but we may provide perquisites or other personal benefits in the future for purposes of recruitment, motivation, or retention; to assist an individual named executive officer in the performance of their duties; and in other limited circumstances. Our Compensation Committee will periodically review and approve all future practices concerning perquisites and other personal benefits.

Change in Control and Severance Arrangements

We have entered into change in control and severance agreements with our named executive officers, which require us to make specific payments and benefits in connection with the termination of such named executive officers' employment under certain circumstances. We believe that these change in control agreements provide retention value by encouraging our named executive officers to continue service with us and increase stockholder value by reducing any potential distractions caused by the possibility of an involuntary termination of employment or a potential change in control, allowing our named executive officers to focus on their duties and responsibilities. Under these arrangements, a change in control is generally defined as a change in more than 50% of the total voting power of our stock, certain changes in the majority composition of the Board during a 12-month period, or a change in the ownership of a substantial portion of the company's assets.

In June 2021, our Compensation Committee approved an amendment to our 2015 Equity Incentive Plan to provide that if the service of any plan participant (including each named executive officer) ceases as a result of the participant's death or disability, the vesting of all of his or her outstanding awards granted under our 2015 Equity Incentive Plan will accelerate.

For a summary of the material terms and conditions of these severance and change in control arrangements and this vesting acceleration provision under our 2015 Equity Incentive Plan, see the section titled "Potential Payments upon Termination or Change in Control" contained in this proxy statement.

Stock Ownership Guidelines

Our Board of Directors believes that our named executive officers should hold a meaningful financial stake in the company in order to further align their interests with those of our stockholders. As such, our Board of Directors has adopted stock ownership guidelines that require our executive officers to achieve specified ownership levels by the later of (i) five years of such individual's appointment or promotion date, as applicable, and (ii) July 2, 2024. In February 2023, our Compensation Committee amended the stock ownership guidelines to increase the specified ownership levels for our Chief Executive Officer and all other named executive officers. Our Compensation Committee also amended the stock ownership guidelines so that vested and unvested stock options and unearned PSUs are not considered qualifying stock ownership holdings counted towards compliance with the guidelines. A full description of our current stock ownership guidelines, as amended, is available on our website at *https://www.boxinvestorrelations.com* and is summarized as follows:

- our Chief Executive Officer must own company stock with a value of five times his annual base salary; and
- all other named executive officers (except for the Chief Executive Officer) must own company stock with a value of two times their annual base salary.

As of May 1, 2023, all of our named executive officers met, exceeded, or were on track to meet these ownership guidelines within the time frames set out above based on their respective rates of stock accumulation.

Clawback Policy

Our Board has also adopted a clawback policy (the "Clawback Policy") permitting the company to seek the recovery of cash-based incentive compensation or performance-based equity compensation paid to certain current and former officers of the company who are subject to Section 16 of the Exchange Act. The Clawback Policy provides that the company may seek recovery if (i) the company materially restates all or a portion of its financial statements; (ii) the amount of cash incentive compensation or performance-based equity compensation that was paid or is payable based on achievement of financial or operating results paid to a participant would have been less if the financial statements had been correct at the time the incentive compensation was originally calculated or determined; (iii) no more than three years have elapsed since the original filing date of the financial statements upon which the incentive compensation was calculated or determined; and (iv) our Compensation Committee concludes, in its sole discretion, that the gross negligence, intentional misconduct or fraud by such participant caused or partially caused the material restatement of all or a portion of the financial statement(s) and that such participant should repay to the company all of the recoverable compensation. We intend to review and amend, as necessary, the Clawback Policy when the New York Stock Exchange's final listing standards to implement the clawback policy rules required by the Dodd-Frank Wall Street Reform and Consumer Protection Act become effective.

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Insider Trading Policy and Use of 10b5-1 Trading Plans

Our insider trading policy prohibits all directors and employees (including our named executive officers) from engaging in the following activities with respect to our common stock: trading in derivative securities, hedging transactions, short sales, pledging stock as collateral, or holding stock in a margin account. From time to time, our officers and directors may elect to enter into 10b5-1 trading plans. As of the date of this proxy statement, Messrs. Lazar, Levie and Smith had active 10b5-1 trading plans.

Accounting Considerations

Authoritative accounting guidance on stock compensation requires measurement of the compensation expense for all share-based awards made to employees (such as our named executive officers) and directors based on the grant date "fair value" of the awards. Our Compensation Committee considers the accounting expense associated with equity awards. Even though our named executive officers and directors may realize no value from their equity awards, these values have been calculated for accounting purposes and reported in the tables below. This guidance also requires us to recognize the compensation cost of share-based awards in our income statements over the period that the named executive officer or director is required to continue service with us in order for the equity award to vest.

Risk Considerations

Our Compensation Committee reviews and discusses with management the risks arising from our compensation philosophy and practices applicable to all employees to determine whether they encourage excessive risk-taking and to evaluate compensation policies and practices that could mitigate such risks. In addition, our Compensation Committee has engaged Compensia to independently review the risks associated with our executive compensation program. Based on these reviews, our Compensation Committee structures our executive compensation program to encourage our named executive officers to focus on both short-term and long-term success. We do not believe that our executive compensation program creates risks that are reasonably likely to have a material adverse effect on us.

How We Manage Risks Related to Our Compensation Program

Incentive compensation designed to be aligned with creation of long-term value for stockholders	• Payouts under our Fiscal 2023 Executive Bonus Plan and PSUs are based on achievement of revenue and non-GAAP operating income targets. These performance measures are viewed as supportive of our annual operating plan and create incentives for our named executive officers to create long-term value for our stockholders.
Clawback policy	• Our Clawback Policy applies to certain current and former officers of the company who are subject to Section 16 of the Exchange Act. • Under the Clawback Policy, cash-based incentive compensation or performance-based equity compensation may be recovered from covered individuals if: ○ the company materially restates all or a portion of its financial statements; ○ the amount of cash incentive compensation or performance-based equity compensation that was paid or is payable based on achievement of financial or operating results paid to a participant would have been less if the financial statements had been correct at the time the incentive compensation was originally calculated or determined; ○ no more than three years have elapsed since the original filing date of the financial statements upon which the incentive compensation was calculated or determined; and ○ the Compensation Committee concludes, in its sole discretion, that the gross negligence, intentional misconduct or fraud by such participant caused or partially caused the material restatement of all or a portion of the financial statement(s) and that such participant should repay to the company all of the recoverable compensation.
Hedging and pledging policies	• Our insider trading policy prohibits all directors and employees, including our named executive officers, from engaging in the following activities with respect to our common stock: trading in derivative securities, hedging transactions, short sales, pledging stock as collateral, or holding stock in a margin account. • These policies are intended to prevent a misalignment, or appearance of misalignment, of interests with stockholders.
Stock ownership guidelines	• Our executive officers and non-employee directors are required to achieve levels of ownership of company stock with the following values within the later of (i) five years of such individual's appointment, election or promotion date, as applicable, and (ii) July 2, 2024: ○ Non-employee directors: five times the annual cash retainer for Board service ○ Chief Executive Officer: five times annual base salary ○ Other named executive officers: two times annual base salary. • As of January 31, 2023, all of our directors and named executive officers met, exceeded, or were on track to meet these ownership guidelines within the time frames set out above based on their respective rates of stock accumulation.

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Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis provided above with management. Based on such review and discussion, our Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K for our fiscal year ended January 31, 2023.

Respectfully submitted by the members of our Compensation Committee of the Board of Directors:

- Bethany Mayer (Chair)
- Sue Barsamian
- John Park

Summary Compensation Table for Fiscal Year 2023

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total Compensation ($)
Aaron Levie *Chief Executive Officer*	2023	180,000	—	—	93,378	201	273,579
	2022	180,000	—	—	112,301	213	292,514
	2021	180,000	—	—	108,027	217	288,244
Stephanie Carullo *Chief Operating Officer*	2023	392,500	—	4,389,000	203,590	434	4,985,524
	2022	370,000	—	3,598,500	230,797	820	4,200,117
	2021	370,000	—	1,803,750	222,027	443	2,396,220
Dylan Smith *Chief Financial Officer*	2023	411,250	—	4,827,900	213,312	452	5,452,914
	2022	370,000	—	4,198,250	230,797	438	4,799,485
	2021	370,000	—	2,886,000	222,027	446	3,478,473

(1) The amounts reported represent the grant date fair value of the awards granted to the named executive officers during fiscal years 2023, 2022 and 2021 (other than the RSUs granted in settlement of incentive compensation awards under the Executive Bonus Plan for fiscal years 2022 and 2021, which, in the case of such RSUs granted in fiscal years 2023 and 2022, are included in the "Non-Equity Incentive Plan Compensation" column for the prior fiscal year) as computed in accordance with FASB ASC Topic 718. The grant date fair value of RSUs and PSUs granted is based on the closing stock price on the date of grant, and for PSUs, assuming achievement at target. Mr. Levie declined to receive any equity awards in fiscal year 2023, 2022 or 2021.

(2) The amounts reported represent incentive compensation awards earned in fiscal years 2023, 2022 and 2021 by the named executive officers under the Executive Bonus Plan. The material terms of the incentive compensation awards are described in the section titled "Executive Compensation Program Elements—Non-Equity Incentive Plan Compensation." The incentive compensation awards were paid in the form of cash and fully vested RSUs, and the amounts reported reflect the grant date fair value of such RSUs, as computed in accordance with FASB ASC Topic 718 based on the closing stock price on the date of grant. The number of such RSUs granted in fiscal 2023 (in settlement of the incentive awards granted under the fiscal 2022 Executive Bonus Plan) is set forth in "Grants of Plan-Based Awards in Fiscal Year 2023" table below.

(3) The amounts reported represent amounts paid on behalf of the named executive officers for basic life insurance for Ms. Carullo and Messrs. Levie and Smith.

Grants of Plan-Based Awards in Fiscal Year 2023

The following table sets forth information regarding grants of plan-based awards made to our named executive officers during fiscal year 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[1]
Aaron Levie	—	—	99,000[2]	—	—	—	—	—	—	—	—
	04/01/2022	—	—	—	—	—	—	3,898[3]	—	—	112,301[4]
Stephanie Carullo	—	—	215,875[2]	—	—	—	—	—	—	—	—
	04/01/2022	—	—	—	—	—	—	8,011[3]	—	—	230,797[4]
	04/04/2022	—	—	—	—	—	—	75,000[5]	—	—	2,194,500
	04/04/2022	—	—	—	37,500	75,000[6]	112,500	—	—	—	2,194,500
Dylan Smith	—	—	226,188[2]	—	—	—	—	—	—	—	—
	04/01/2022	—	—	—	—	—	—	8,011[3]	—	—	230,797[4]
	04/04/2022	—	—	—	—	—	—	82,500[5]	—	—	2,413,950
	04/04/2022	—	—	—	41,250	82,500[6]	123,750	—	—	—	2,413,950

(1) The amounts reported represent the grant date fair value of the awards granted to the named executive officers as computed in accordance with FASB ASC Topic 718, calculated based on the closing stock price on the date of grant.

(2) This amount represents the target value of the named executive officer's bonus under our Fiscal 2023 Executive Bonus Plan. There is no threshold amount under our Fiscal 2023 Executive Bonus Plan because our Compensation Committee exercises discretion to determine the actual payouts and, therefore, there is no minimum amount payable for a certain level of performance.

(3) The amounts reported represent the number of fully vested RSUs issued to Ms. Carullo and Messrs. Levie and Smith in our fiscal year ended January 31, 2023 in settlement of the incentive awards granted under the Fiscal 2022 Executive Bonus Plan.

(4) The amounts reported represent the grant date fair value of the fully vested RSUs issued to Ms. Carullo and Messrs. Levie and Smith in our fiscal year ended January 31, 2023 in settlement of the incentive awards granted under the Fiscal 2022 Executive Bonus Plan, as computed in accordance with FASB ASC Topic 718 based on the closing stock price on the date of grant. These amounts are reflected as fiscal year 2022 compensation in the Summary Compensation Table for Fiscal Year 2023.

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(5) The amounts reported represent the number of RSUs issued as merit awards to Ms. Carullo and Mr. Smith in our fiscal year ended January 31, 2023.

(6) The amounts reported represent the number of PSUs issued as merit awards to Ms. Carullo and Mr. Smith in our fiscal year ended January 31, 2023.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table provides information regarding equity awards held by our named executive officers as of January 31, 2023.

		Option Awards				Stock Awards			
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares of Stock that Have Not Vested (#)**	**Market Value of Shares of Stock That Have Not Vested ($)[1]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Aaron Levie	—	—	—	—	—	—	—	—	—
Stephanie Carullo	08/01/2017[2]	400,000	—	19.01	07/30/2027	—	—	—	—
	04/03/2019[3]	191,666	8,334	20.12	04/03/2029	—	—	—	—
	04/03/2020[4]	—	—	—	—	39,063	1,249,625	—	—
	04/02/2021[5]	—	—	—	—	84,375	2,699,156	—	—
	04/04/2022[6]	—	—	—	—	60,938	1,949,407	—	—
	04/04/2022[7]	—	—	—	—	—	—	79,335	2,537,927
Dylan Smith	04/03/2014[2]	140,000	—	17.85	04/03/2024	—	—	—	—
	01/02/2015[2]	120,000	—	14.05	01/02/2025	—	—	—	—
	06/18/2015[2]	34,000	—	17.52	06/18/2025	—	—	—	—
	04/09/2017[2]	450,000	—	16.68	04/09/2027	—	—	—	—
	04/03/2019[3]	287,500	12,500	20.12	04/03/2029	—	—	—	—
	04/03/2020[4]	—	—	—	—	62,500	1,999,375	—	—
	04/02/2021[5]	—	—	—	—	98,438	3,149,032	—	—
	04/04/2022[6]	—	—	—	—	67,032	2,144,354	—	—
	04/04/2022[7]	—	—	—	—	—	—	87,268	2,791,703

(1) This column represents the market value of the shares underlying the RSUs as of January 31, 2023, based on the closing price of our Class A common stock, as reported on the New York Stock Exchange, of $31.99 per share on January 31, 2023, the last trading day of fiscal year 2023.

(2) The stock option is fully vested and exercisable.

(3) One fourth of the shares subject to the option vested on March 20, 2020 and one forty-eighth of the shares vest monthly thereafter, subject to both (i) continued service to Box through each applicable vesting date, and (ii) the closing stock price of our Class A common stock must have closed at a level 25% higher than the 30-trading day trailing average closing price prior to April 3, 2019, which was $20.49, for 30 consecutive trading days prior to April 4, 2023. If the performance condition in clause (ii) is not met prior to April 4, 2023, then no options will vest and all will be forfeited. The performance condition in clause (ii) has been satisfied.

(4) One sixteenth of the shares underlying the RSUs vested on June 20, 2020 and one sixteenth of the shares vest quarterly thereafter, subject to continued service to us.

(5) One sixteenth of the shares underlying the RSUs vested on June 20, 2021 and one sixteenth of the shares vest quarterly thereafter, subject to continued service to us.

(6) One sixteenth of the shares underlying the RSUs vested on June 20, 2022 and one sixteenth of the shares vest quarterly thereafter, subject to continued service to us.

(7) The number of PSUs earned per the applicable grant was determined by our Compensation Committee after our fiscal year end on March 22, 2023 based on the company's achievement of revenue and non-GAAP operating income performance criteria for the fiscal year that ended January 31, 2023. The number of shares shown reflect the actual number of shares determined by our Compensation Committee as earned and eligible for time-based vesting. One third of the shares underlying these PSUs vested on April 4, 2023 and one third of the shares vest annually thereafter, subject to continued service to us.

Option Exercises and Stock Vested in Fiscal Year 2023

The following table sets forth the number of shares of Class A common stock acquired during our fiscal year 2023 by our named executive officers upon the exercise of stock options and the vesting of RSU awards and the value realized upon such exercise or vesting.

Name	Options Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Aaron Levie	2,000,000	46,186,800	3,898	112,301
Stephanie Carullo	—	—	90,823	2,472,219
Dylan Smith	140,000	3,803,800	117,229	3,187,862

(1) The value realized on exercise is the difference between the market price of the shares of our Class A common stock underlying the options when exercised and the applicable exercise price.

(2) Calculated by multiplying (i) the fair market value of our Class A common stock on the date of vesting, which was determined using the closing price on the New York Stock Exchange of a share of our Class A common stock on the date of vesting, or if such day is a holiday, on the immediately preceding trading day, by (ii) the number of shares of our Class A common stock acquired upon vesting.

Pension Benefits and Nonqualified Deferred Compensation

We did not provide any defined benefit pension plans or nonqualified deferred compensation plans during our fiscal year ended January 31, 2023.

Potential Payments upon Termination or Change in Control

We have entered into change of control and severance agreements ("change in control agreements") with our named executive officers, which require us to make specific payments and benefits in connection with the termination of such named executive officers' employment under certain circumstances. These change in control agreements superseded any other agreement or arrangement relating to severance benefits with these named executive officers or any terms of their option agreements related to vesting acceleration or other similar severance-related terms.

The descriptions that follow describe such payments and benefits that may be owed by us to each of our named executive officers upon the named executive officer's termination under certain circumstances, pursuant to the named executive officer's change in control agreement.

The change in control agreements will remain in effect for an initial term of three years. At the end of the initial term, each agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The change in control agreements also acknowledge that each of these named executive officers is an at-will employee, whose employment can be terminated at any time.

In order to receive the severance benefits described below, each of these named executive officers is obligated to execute a release of claims against us, provided such release of claims becomes effective and irrevocable no later than 60 days following such named executive officer's termination date, and to continue to comply with the terms of the named executive officer's confidential information and intellectual property assignment agreement with us.

In the event of a termination of employment without "cause" (as generally defined below) outside of the "change in control period" (as generally defined below), such named executive officer will receive the following:

- a lump-sum payment of base salary for six months; and
- paid COBRA benefits for six months.

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In the event of a termination of employment without "cause" or a resignation for "good reason" (as generally defined below) during the "change in control period," such named executive officer will receive the following:

- a lump-sum payment of 12 months of base salary;
- a lump-sum payment equal to 100% of his or her target bonus;
- paid COBRA benefits for 12 months; and
- 100% acceleration of equity awards.

In the event any payment to one of these named executive officers is subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a "parachute payment" under Section 280G of the Code), the named executive officer will be entitled to receive such payment as would entitle the named executive officer to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of the change in control agreements, "cause" means generally the occurrence of any of the following:

- an act of dishonesty by the named executive officer in connection with the named executive officer's responsibilities as an employee;
- the named executive officer's conviction of, or entry of a plea of guilty or nolo contendere to, a felony or any crime involving fraud or embezzlement;
- the named executive officer's gross misconduct;
- the unauthorized use or disclosure by the named executive officer of our proprietary information or trade secrets or those of any other party to whom the named executive officer owes an obligation of nondisclosure as a result of the named executive officer's relationship with us;
- the named executive officer's willful breach of any obligations under any written agreement or covenant with us;
- the named executive officer's failure to cooperate with an investigation by a governmental authority; or
- the named executive officer's continued failure to perform his or her duties after notice and a cure period.

For the purpose of the change in control agreements with Messrs. Levie and Smith, "good reason" means generally the named executive officer's voluntary termination of employment following the expiration of any cure period following the occurrence of one or more of the following without the named executive officer's consent:

- a material reduction of the named executive officer's duties, authorities or responsibilities other than a reduction following a change in control where the named executive officer assumes similar functional duties for a stand-alone business unit due to the company becoming part of a larger entity; provided that a reduction resulting from the company not being a stand-alone business unit following a change in control will affirmatively be grounds for good reason;
- a material reduction of the named executive officer's base salary; or
- a material change in the geographic location of the named executive officer's primary work facility or location.

For the purpose of the change in control agreement with Ms. Carullo, "good reason" means generally the named executive officer's voluntary termination of employment following the expiration of any cure period following the occurrence of one or more of the following without the named executive officer's consent:

- a material reduction of the named executive officer's duties, authorities or responsibilities other than a reduction following a change in control due to the company being part of a larger entity where the named executive officer assumes similar functional duties;
- a material reduction of the named executive officer's base salary; or
- a material change in the geographic location of the named executive officer's primary work facility or location.

For the purpose of the change in control agreements, "change in control period" means generally the period beginning three months prior to, and ending 12 months following, a change in control of the company. In addition, under these arrangements, a change in control is generally defined as a change in more than 50% of the total voting power of our stock, certain changes in the majority composition of the Board of Directors during a 12-month period, or a change in the ownership of a substantial portion of the company's assets.

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers serving as of the end of fiscal year 2023 pursuant to the change in control agreements in effect at that time. Payments and benefits are estimated assuming that the triggering event took place on the last business day of our fiscal year ended January 31, 2023, and the price per share of our Class A common stock is the closing price of the New York Stock Exchange as of that date. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments of benefits, any actual payments and benefits may be different.

Executive	Payment Elements	Termination Without Cause or Termination for Good Reason Within Change in Control Period ($)	Termination Without Cause Outside of Change in Control Period ($)
Aaron Levie	Salary	180,000	90,000
	Bonus	99,000	—
	Stock Options[1]	—	—
	Stock Awards[2]	—	—
	Health Coverage[3]	30,199	15,099
	Total	309,199	105,099
Stephanie Carullo	Salary	400,000	200,000
	Bonus	215,875	—
	Stock Options[1]	98,925	—
	Stock Awards[2]	8,297,438	—
	Health Coverage[3]	21,598	10,799
	Total	9,033,836	210,799
Dylan Smith	Salary	425,000	212,500
	Bonus	226,188	—
	Stock Options[1]	148,375	—
	Stock Awards[2]	9,931,935	—
	Health Coverage[3]	30,590	15,295
	Total	10,762,088	227,795

(1) Value represents the estimated benefit amount of unvested stock options calculated by multiplying the number of unvested stock options subject to acceleration held by the applicable named executive officer by the difference between the exercise price of the option and the closing price of our Class A common stock on the New York Stock Exchange on January 31, 2023, which was $31.99 per share. Does not reflect any dollar value associated with the acceleration of unvested stock options with exercise prices in excess of $31.99 per share.

(2) Value represents the estimated benefit amount of unvested RSUs and PSUs calculated by multiplying the number of RSUs and PSUs subject to acceleration held by the applicable named executive officer by the closing price of our Class A common stock on the New York Stock Exchange on January 31, 2023, which was $31.99 per share.

(3) Represents 12 months of Box-paid COBRA benefits in the case of termination without cause or a termination of employment for good reason within the change in control period and six months of Box-paid COBRA benefits in the case of a termination of employment without cause outside of the change in control period.

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CEO Pay Ratio

Under SEC rules, we are required to provide the following information regarding the relationship between the annual total compensation of Mr. Levie, our Chief Executive Officer, and the median annual total compensation of our employees (other than Mr. Levie) for fiscal year 2023:

- Mr. Levie's annual total compensation, as reported in the "Summary Compensation Table for Fiscal Year 2023" table included in this proxy statement, was $273,579.
- The median of the annual total compensation of all employees (other than Mr. Levie) of the company (including our consolidated subsidiaries) was $195,638.
- Based on the above, for fiscal year 2023, the ratio of Mr. Levie's annual total compensation to the median of the annual total compensation of all employees was 1.4 to 1.

We believe that this pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act of 1933, as amended.

We determined the employee with the median annual total compensation of our employees, other than Mr. Levie, as of January 31, 2023, at which time we had approximately 2,487 full-time and part-time regular employees globally, approximately 72% of whom are U.S.-based employees, and approximately 28% of whom are located outside of the United States. To determine the median annual total compensation, we compared the base salaries, bonuses earned, commissions earned and equity compensation of these employees (other than Mr. Levie) to determine the median employee for fiscal year 2023, with base salaries annualized for employees employed by the company for less than a year. The median employee's annual total compensation disclosed above was determined in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, yielding the median annual total compensation disclosed above. With respect to the annual total compensation of Mr. Levie, we used the amount reported in the "Total Compensation" column in the "Summary Compensation Table for Fiscal Year 2023" table included in this proxy statement.

Pay-Versus-Performance

As required by Section 952(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain measures of company performance for each of the last three completed fiscal years. The material that follows is provided in compliance with these rules, however, additional information regarding our compensation philosophy, the structure of our performance-based compensation programs, and compensation decisions made this year is described above in our "Compensation Discussion and Analysis."

In determining the "compensation actually paid" to our named executive officers (or "NEOs"), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table as the SEC's rules for this disclosure differ from those required in the Summary Compensation Table. For our NEOs other than our principal executive officer (the "PEO"), amounts disclosed are reported as an average.

Fiscal Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEO ($)[3]	Average Compensation Actually Paid to Non-PEO NEO ($)[4]	Value of initial fixed $100 Investment based on:		Net Income ($)[7]	Company Selected Measure (Non-GAAP Operating Income) ($)[8]
					Total Shareholder Return ($)[5]	Peer Group Total Shareholder Return ($)[6]		
2023	273,579	(721,895)	5,219,219	7,241,777	213	142	26,783,000	228,978,000
2022	292,514	248,240	4,499,801	7,923,836	174	183	(41,459,000)	173,422,000
2021	288,244	24,643	2,937,347	3,691,476	115	146	(43,433,000)	118,842,000

(1)   Our PEO for each year reported is Aaron Levie, our Chief Executive Officer. The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Leive in the "Total" column of the Summary Compensation Table in the applicable fiscal year.

(2)   Compensation actually paid does not mean that our PEO was actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of Summary Compensation Table total compensation under the methodology prescribed under the SEC's rules as shown in the adjustment table below. In accordance with SEC rules, the following adjustments were made to determine the compensation actually paid to our PEO during fiscal years 2023, 2022 and 2021, which consisted solely of adjustments to the PEO's equity awards:

Description of Adjustment	2023	2022	2021
Summary Compensation Table – Total Compensation for PEO ($)	273,579	292,514	288,244
Subtract grant date fair value of equity awards in Summary Compensation Table ($)	(43,775)	(112,301)	(108,027)
Add year end fair value of equity awards granted during year that are outstanding and unvested at fiscal year end ($)*	—	—	—
Adjust for year over year change in fair value of outstanding and unvested equity awards granted in prior years ($)	—	(40,000)	(208,000)
Add fair value as of vesting date of equity awards granted and vested in the year ($)	112,301	108,027	52,426
Adjust for year over year change in fair value of equity awards granted in prior years that vested in the year ($)	—	—	—
Subtract fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	(1,064,000)	—	—
Total Equity Adjustments (subtotal) ($)	(995,474)	(44,274)	(263,601)
Compensation Actually Paid ($)	(721,895)	248,240	24,643

*   The assumptions used for determining the fair values shown in this table are materially consistent with those used to determine the fair values disclosed as of the grant date of such awards.

(3)   The non-PEO NEOs for 2023, 2022 and 2021 are Stephanie Carullo and Dylan Smith. The dollar amounts reported in this column represent the average of the amounts reported for the non-PEO NEOs in the "Total" column of the Summary Compensation Table in the applicable fiscal year.

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(4)   Compensation actually paid does not mean that that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of Summary Compensation Table total compensation under the methodology prescribed under the SEC's rules as shown in the adjustment table below.

Description of Adjustment	2023	2022	2021
Summary Compensation Table – Total Compensation non-PEO NEOs	5,219,219	4,499,801	2,937,347
Subtract grant date fair value of equity awards in Summary Compensation Table ($)	(4,706,153)	(4,129,172)	(2,566,902)
Add year end fair value of equity awards granted during year that are outstanding and unvested at fiscal year end ($)*	4,711,703	3,449,983	2,289,426
Adjust for year over year change in fair value of outstanding and unvested equity awards granted in prior years ($)	881,654	2,618,463	139,508
Add fair value as of vesting date of equity awards granted and vested in the year ($)	626,744	968,403	683,250
Adjust for year over year change in fair value of equity awards granted in prior years that vested in the year ($)	841,110	516,358	208,847
Subtract fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	(332,500)	—	—
Total Equity Adjustments (subtotal) ($)	2,022,558	3,424,035	754,129
Compensation Actually Paid ($)	7,241,777	7,923,836	3,691,476

*   The assumptions used for determining the fair values shown in this table are materially consistent with those used to determine the fair values disclosed as of the grant date of such awards.

(5)   Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported below and reinvesting all dividends until the last day of each reported fiscal year.

(6)   The peer group used is the NASDAQ Computer Index, as used in the company's performance graph in our Annual Report on Form 10-K. Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported below and reinvesting all dividends until the last day of each reported fiscal year.

(7)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(8)   In the company's assessment, non-GAAP operating income is the financial performance measure that is the most important financial measure used by the company in fiscal 2023 to link compensation actually paid to performance. The dollar amounts reported reflect the amount of non-GAAP operating income for the applicable year.

Compensation Actually Paid and Total Shareholder Return

Our Compensation Committee makes executive compensation decisions independent of SEC disclosure requirements. For a discussion of our decision-making process, please see the "Compensation Discussion and Analysis" section above.

The following graph reflects the relationship between the PEO and average non-PEO NEO "compensation actually paid" ("CAP"), our cumulative Total Shareholder Return ("TSR") and the TSR of the NASDAQ Computer Index ("Peer TSR"), assuming an initial fixed investment on January 31, 2020 of $100, for the fiscal years ended January 31, 2023, 2022 and 2021.



Compensation Actually Paid and Net Income

The following graph reflects the relationship between the PEO and average non-PEO NEO CAP, and our net income (loss) for the fiscal years ended January 31, 2023, 2022 and 2021. While we are required by SEC rules to disclose the relationship between our net income and "compensation actually paid" to our NEOs, this is not a metric our Compensation Committee currently uses in evaluating our NEOs' compensation.



Compensation Actually Paid and Non-GAAP Operating Income

The following graph reflects the relationship between the PEO and average non-PEO NEO CAP, and our non-GAAP operating income for the fiscal years ended January 31, 2023, 2022 and 2021.



Tabular List of Performance Measures

Every year our Board of Directors sets a list of corporate goals as part of our annual business plan. These goals are used to evaluate our performance and the performance of our executive officers. These goals are used in our executive compensation programs, in particular in our annual executive bonus program. The list below includes the three financial performance measures that in our assessment represent the most important financial performance measures used in fiscal year 2023 to link compensation actually paid to company performance.

- Non-GAAP operating income
- Non-GAAP net income per share attributable to common stockholders
- Revenue

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EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of January 31, 2023. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Class of Common Stock	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[2]
Equity compensation plans approved by stockholders	Class A	17,038,816	$17.32	35,984,166
Equity compensation plans not approved by stockholders		—	—	—
Total	Class A	17,038,816	$17.32	35,984,166

(1) The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account the shares of our common stock underlying RSUs, which have no exercise price.

(2) Includes: 30,692,156 shares from the Box, Inc. 2015 Equity Incentive Plan (2015 Plan) and 5,292,010 shares from the Box, Inc. 2015 Employee Stock Purchase Plan (ESPP). Our 2015 Plan provides that on the first day of each fiscal year, the number of shares of Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 12,200,000 shares, (ii) 5% of the outstanding shares of our capital stock as of the last day of our immediately preceding fiscal year, or (iii) such other amount as our Board of Directors may determine. On February 1, 2023, the number of shares of Class A common stock available for issuance under our 2015 Plan increased by 7,215,052 pursuant to the provision. The increase is not reflected in the table above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table on the following page sets forth certain information with respect to the beneficial ownership of our capital stock as of May 1, 2023 for:

- each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our Class A common stock or Series A Preferred Stock;
- each of our named executive officers;
- each of our directors; and
- all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 144,854,960 shares of our Class A common stock outstanding as of May 1, 2023. In computing the number of shares of capital stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of our capital stock subject to options held by the person that are currently exercisable or exercisable within 60 days of May 1, 2023 and issuable upon the vesting of RSUs held by the person within 60 days of May 1, 2023. However, we did not deem such shares of our capital stock outstanding for the purpose of computing the percentage ownership of any other person. There were 500,000 shares of our Series A Preferred Stock outstanding as of May 1, 2023.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Box, Inc., 900 Jefferson Ave., Redwood City, California 94063. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

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Name of Beneficial Owner	Number of Class A Common Stock Beneficially Owned	Percent of Class A Common Stock Beneficially Owned	Number of Series A Preferred Shares Beneficially Owned[+]	Percent of Series A Preferred Shares Beneficially Owned
5% Stockholders:				
The Vanguard Group, Inc.[1]	14,950,700	10.3%	—	—
BlackRock, Inc.[2]	14,667,787	10.1%	—	—
Entities Affiliated with KKR[3]	—	—	149,999	30.0%
Entities Affiliated with Centerbridge[4]	—	—	116,667	23.3%
Kennedy Lewis Capital Partners Master Fund II L.P[5]	—	—	116,667	23.3%
Oak Hill Advisor Entities[6]	—	—	116,667	23.3%
Named Executive Officers and Directors:				
Aaron Levie	3,088,653	2.1%	—	—
Dylan Smith[7]	2,356,595	1.6%	—	—
Stephanie Carullo[8]	891,648	*	—	—
Sue Barsamian[9]	68,871	*	—	—
Dana Evan[10]	177,845	*	—	—
Jack Lazar[11]	58,221	*	—	—
Dan Levin[12]	478,677	*	—	—
Bethany Mayer[13]	52,913	*	—	—
John Park	—	—	—	—
Amit Walia	—	—	—	—
All executive officers and directors as a group (10 persons)[14]	7,173,423	4.9%	—	—

* Represents beneficial ownership of less than one percent (1%).

+ None of the holders of Series A Preferred Shares beneficially owns more than 5% of the Class A Shares.

(1) According to a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group, Inc. ("Vanguard"), as investment advisor, has sole voting power with respect to none of the reported shares, shared voting power with respect to 238,499 of the reported shares, sole dispositive power with respect to 14,569,113 of the reported shares and shared dispositive power with respect to 381,587 of the reported shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(2) According to a Schedule 13G/A filed with the SEC on February 14, 2023, BlackRock, Inc. ("BlackRock"), has sole voting power with respect to 14,212,452 of the reported shares, shared voting power with respect to none of the reported shares, sole dispositive power with respect to 14,667,787 of the reported shares and shared dispositive power with respect to none of the reported shares. BlackRock's address is 55 East 52nd Street, New York, New York, 10055.

(3) Represents 113,240 shares held by Powell Investors III L.P., 20,293 shares held by Tailored Opportunistic Credit Fund, 7,379 shares held by KKR-NYC Credit C L.P., 6,088 shares held by KKR-Milton Credit Holdings L.P. and 2,999 shares held by CPS Holdings (US) L.P. As of May 1, 2023, the Series A Preferred Shares held by these KKR-affiliated entities are convertible into 5,555,510 shares of Class A common stock. KKR Special Situations Fund III Limited is the general partner of Powell Investors III L.P. KKR Dislocation Opportunities (EEA) Fund SCSp is the sole shareholder of KKR Special Situations Fund III Limited. KKR Associates Dislocation Opportunities SCSp is the general partner of KKR Dislocation Opportunities (EEA) Fund SCSp. KKR Dislocation Opportunities S.a r.l. is the general partner of KKR Associates Dislocation Opportunities SCSp. KKR Dislocation Opportunities Limited is the sole shareholder of KKR Dislocation Opportunities S.a r.l. KKR-NYC Credit C GP LLC is the general partner of KKR-NYC Credit C L.P. KKR-NYC SL GP MH LLC is the sole member of KKR-NYC Credit C GP LLC. KKR Associates Milton Strategic L.P. is the general partner of KKR-Milton Credit Holdings L.P. KKR Milton Strategic Limited is the general partner of KKR Associates Milton Strategic L.P. CPS Holdings (US) GP LLC is the general partner of CPS Holdings (US) L.P. CPS Managers Fund (US) L.P. is the sole member of CPS Holdings (US) GP LLC. CPS Associates (US) L.P. is the general partner of CPS Managers Fund (US) L.P. CPS (US) LLC is the general partner of CPS Associates (US) L.P. KKR Credit Fund Advisors LLC is an investment advisor to Powell Investors III L.P. and KKR-NYC Credit C L.P. and is a wholly-owned subsidiary of KKR Credit Advisors (US) LLC., which, along with KKR Australia Investment Management Pty Limited, is the investment advisor to Tailored Opportunistic Credit Fund and KKR-Milton Credit Holdings L.P. KKR Australia Pty Limited is the sole shareholder of KKR Australia Investment Management Pty Limited. KKR Asia LLC is the sole shareholder of KKR Australia Pty Limited. Kohlberg Kravis Roberts & Co. L.P. is the holder of all of the outstanding equity interests in KKR Credit Advisors (US) LLC and KKR Asia LLC and is the investment advisor to CPS Managers Fund (US) L.P. KKR & Co. GP LLC is the general partner of Kohlberg Kravis Roberts & Co. L.P. KKR Holdco LLC is the sole member of KKR & Co. GP LLC. KKR Group Partnership L.P. is the sole shareholder of each of KKR Dislocation Opportunities Limited and KKR Milton Strategic Limited and the sole member of each of KKR-NYC SL GP MH LLC, CPS (US) LLC and KKR Holdco LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP. The principal business address of each of the entities and persons identified above, other than Kohlberg Kravis Roberts & Co. L.P., KKR & Co. GP LLC, KKR Holdco LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc., KKR Management LLP and Messrs. Kravis and Roberts is

555 California Street, 50th Floor, San Francisco, CA 94104, the principal business address of the other entities and Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, NY 10001 and the principal business address of Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(4)	Represents 25,167 shares held by Centerbridge Credit Partners Master, L.P. and 91,500 shares held by Centerbridge Special Credit Partners III-Flex, L.P. As of May 1, 2023, the Series A Preferred Shares held by these Centerbridge-affiliated entities are convertible into 4,320,995 shares of Class A common stock. Centerbridge Credit GP Investors, L.L.C. ("Credit GP Investors") is the sole director of Centerbridge Credit Cayman GP, Ltd. ("Credit Cayman GP"), which is the general partner of Centerbridge Credit Partners Offshore General Partner, L.P. ("Credit Partners Offshore GP"), which is the general partner of Centerbridge Credit Partners Master, L.P. ("Credit Partners Master"), and may be deemed to share beneficial ownership over the securities held of record by Credit Partners Master. As the managing member of Credit GP Investors, Jeffrey H. Aronson may be deemed to share beneficial ownership with respect to the securities held of record by Credit Partners Master. Such persons and entities expressly disclaim beneficial ownership of the securities held of record by Credit Partners Master, except to the extent of any proportionate pecuniary interest therein. The address of each of Credit GP Investors, Credit Cayman GP, Credit Partners Offshore GP, Credit Partners Master and Mr. Aronson, respectively, is 375 Park Avenue, 11th Floor, New York, New York 10152. CSCP III Cayman GP Ltd. ("CSCP III Cayman GP") is the general partner of Centerbridge Special Credit Partners General Partner III, L.P. ("Special Credit III GP"), which is the general partner of Centerbridge Special Credit Partners III-Flex, L.P. ("SC III-Flex"), and may be deemed to share beneficial ownership over the securities held of record by SC III-Flex. As the director of CSCP III Cayman GP, Jeffrey H. Aronson may be deemed to share beneficial ownership with respect to the securities held of record by SC III-Flex. Such persons and entities expressly disclaim beneficial ownership of the securities held of record by SC III-Flex, except to the extent of any proportionate pecuniary interest therein. The address of each of CSCP III Cayman GP, Special Credit III GP, SC III-Flex and Mr. Aronson, respectively, is 375 Park Avenue, 11th Floor, New York, New York 10152.

(5)	As of May 1, 2023, the Series A Preferred Shares held by Kennedy Lewis Capital Partners Master Fund II L.P. are convertible into 4,320,995 shares of Class A common stock. Kennedy Lewis GP II LLC is the general partner of Kennedy Lewis Capital Partners Master Fund II L.P. and Kennedy Lewis Management LP is the Investment Advisor of Kennedy Lewis Capital Partners Master Fund II L.P. and share voting and investment control with respect to the securities held of record by Kennedy Lewis Capital Partners Master Fund II L.P. Darren Richman and David Chene are the principals of Kennedy Lewis GP II LLC and Kennedy Lewis Management LP. The address of Kennedy Lewis Capital Partners Master Fund II L.P. is 111 West 33rd Street, Suite 1910, New York, NY 10120.

(6)	Interests shown are held by entities advised and/or managed by Oak Hill Advisors, L.P. or its affiliate (each, an "Oak Hill Advisors Entity"). Interests shown consists of 900 shares held by ALOHA European Credit Fund, L.P., 2,800 shares held by Future Fund Board of Guardians, 900 shares held by Illinois State Board of Investment, 1,400 shares held by Indiana Public Retirement System, 2,800 shares held by OHA AD Customized Credit Fund (International), L.P., 4,100 shares held by OHA Artesian Customized Credit Fund I, L.P., 700 shares held by OHA BCSS SSD II, L.P., 8,800 shares held by OHA Black Bear Fund, L.P., 5,300 shares held by OHA Centre Street Partnership, L.P., 8,800 shares held by OHA Credit Solutions Master Fund II SPV, L.P., 6,500 shares held by OHA Delaware Customized Credit Fund Holdings, L.P., 1,100 shares held by OHA Delaware Customized Credit Fund-F, L.P., 5,900 shares held by OHA Dynamic Credit ORCA Fund, L.P., 800 shares held by OHA Enhanced Credit Strategies Master Fund, L.P., 5,200 shares held by OHA KC Customized Credit Master Fund, L.P., 800 shares held by OHA MPS SSD II, L.P., 4,200 shares held by OHA SA Customized Credit Fund, L.P., 21,500 shares held by OHA Strategic Credit Master Fund II, L.P., 3,600 shares held by OHA Structured Products Master Fund D, L.P., 28,567 shares held by OHA Tactical Investment Master Fund, L.P., 1,200 shares held by OHAT Credit Fund, L.P. and 800 shares held by The Coca-Cola Company Master Retirement Trust. As of May 1, 2023, the Series A Preferred Shares held by these Oak Hill Advisors entities are convertible into 4,320,984 shares of Class A common stock. The business address for the Oak Hill Advisors Entities is One Vanderbilt Avenue 16th Floor New York, NY 10017. Glenn R. August is the Founder, Senior Partner and Chief Executive Officer of Oak Hill Advisors, L.P. The interests beneficially owned by the Oak Hill Advisors Entities may also be deemed to be beneficially owned by Mr. August. Mr. August disclaims beneficial ownership of our Series A Preferred Shares beyond his pecuniary interest in the Oak Hill Advisors Entities for purposes of Section 16 under the Exchange Act.

(7)	Consists of (i) 1,193,846 shares held by Mr. Smith, (ii) 85,000 shares held by Mr. Smith, as Trustee of the DCS GRAT of 2014, (iii) 1,044,000 shares subject to options held by Mr. Smith that are exercisable within 60 days of May 1, 2023 and (iv) 33,749 shares issuable upon the vesting of RSUs within 60 days of May 1, 2023.

(8)	Consists of (i) 265,087 shares held by Ms. Carullo, (ii) 600,000 shares subject to options held by Ms. Carullo that are exercisable within 60 days of May 1, 2023 and (iii) 26,561 shares issuable upon the vesting of RSUs within 60 days of May 1, 2023.

(9)	Consists of (i) 32,372 shares held by Ms. Barsamian, (ii) 28,726 shares subject to options held by Ms. Barsamian that are exercisable within 60 days of May 1, 2023 and (iii) 7,773 shares issuable upon the vesting of RSUs within 60 days of May 1, 2023.

(10)	Consists of (i) 112,710 shares held by Ms. Evan, (ii) 57,362 shares subject to options held by Ms. Evan that are exercisable within 60 days of May 1, 2023 and (iii) 7,773 shares issuable upon the vesting of RSUs within 60 days of May 1, 2023.

(11)	Consists of (i) 18,782 shares held by Mr. Lazar, (ii) 31,666 shares subject to options held by Mr. Lazar that are exercisable within 60 days of May 1, 2023 and (iii) 7,773 shares issuable upon the vesting of RSUs within 60 days of May 1, 2023.

(12)	Consists of (i) 29,115 shares held by Mr. Levin, (ii) 441,789 shares subject to options held by Mr. Levin that are exercisable within 60 days of May 1, 2023 and (iii) 7,773 shares issuable upon the vesting of RSUs within 60 days of May 1, 2023.

(13)	Consists of (i) 41,254 shares held by Ms. Mayer and (ii) 11,659 shares issuable upon the vesting of RSUs within 60 days of May 1, 2023.

(14)	Consists of (i) 4,866,819 shares outstanding as of May 1, 2023, (ii) 2,203,543 shares subject to options exercisable within 60 days of May 1, 2023 and (iii) 103,061 shares issuable upon the vesting of RSUs within 60 days of May 1, 2023.

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RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers or beneficial holders of more than 5% of any class of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities (each, a related person), had or will have a direct or indirect material interest.

Relationship with KKR

On April 7, 2021, the company entered into an Investment Agreement (the "Investment Agreement") with investment vehicles managed or advised by KKR Credit Advisors (US) LLC, or affiliates thereof (collectively, "KKR"), relating to the issuance and sale by the company to KKR and certain other parties (collectively with KKR, the "Investors") of 500,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") for an aggregate purchase price of $500 million, or $1,000 per share (the "Issuance").

Pursuant to the Investment Agreement, the company appointed one individual designated by KKR, who was initially John Park, to our Board of Directors for a term expiring at the 2023 annual meeting of the company's stockholders. So long as KKR beneficially owns at least 50% of the shares of Series A Preferred Stock that it purchased at the closing of the Issuance on an as-converted basis, KKR will have the right to designate a director nominee for election to the Board of Directors. In March 2023, KKR designated John Park as a director nominee for re-election at this Annual Meeting.

For further information regarding the Investment Agreement, including a description of certain obligations and restrictions binding on the parties thereto and the terms of the Series A Preferred Stock, please refer to the company's Current Reports on Form 8-K filed with the SEC on April 8, 2021 and May 18, 2021.

Other Transactions

We have entered into change in control and severance agreements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled and "Executive Compensation—Potential Payments upon Termination or Change in Control."

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our Charter and Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.

Other than as described above, since February 1, 2022, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Policies and Procedures for Related Party Transactions

Our Audit Committee has the primary responsibility for reviewing and approving transactions with related persons. Our Audit Committee charter provides that our Audit Committee shall review any related person transactions. Our Board of Directors has adopted a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our Audit Committee. In approving or rejecting any such transaction, our Audit Committee is to consider the relevant facts and circumstances available and deemed relevant to our Audit Committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

The company is not aware of any related person transactions required to be reported under applicable SEC rules since the beginning of the last fiscal year where our policies and procedures did not require review, or where such policies and procedures were not followed.

OTHER MATTERS

Stockholders Sharing the Same Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders.

Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to:

Box, Inc.
Attention: Investor Relations
900 Jefferson Ave.
Redwood City, California 94063
Tel: (650) 209-3463

Stockholders who currently receive multiple copies of this proxy statement at their address and would like to request householding of their communications should contact their bank or broker.

Stockholder List

We will make available a list of stockholders of record as of the Record Date for inspection by stockholders for any purpose germane to the Annual Meeting from June 17, 2023 through June 26, 2023 at our headquarters located at 900 Jefferson Ave., Redwood City, California 94063. If you wish to inspect the list, please submit your request, along with proof of ownership, by email to *ir@box.com*.

Stockholder Proposals and Director Nominations for the 2024 Annual Meeting of Stockholders

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act by submitting their proposals in writing to our Secretary in a timely manner. For a Rule 14a-8 stockholder proposal to be considered for inclusion in our proxy statement for the 2024 annual meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices not later than January 16, 2024. In addition, such stockholder proposals must comply with the requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Box, Inc.
Attention: Corporate Secretary
900 Jefferson Ave.
Redwood City, California 94063

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement pursuant to Rule 14a-8 under the Exchange Act. Our Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our Board of Directors, or (iii) properly brought before such meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to our Secretary at the address set forth above, which notice must contain the information specified in our Bylaws. To be timely for our 2024 annual meeting of stockholders, our Secretary must receive the written notice at the address set forth above:

- not earlier than 8:00 a.m. Pacific time on March 1, 2024; and
- not later than 5:00 p.m. Pacific time on March 31, 2024.

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In the event that we hold the 2024 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, notice of a stockholder proposal that is not intended to be included in our proxy statement must be received to our Secretary at the address set forth above not earlier than 8:00 a.m. Pacific time on the 120th day before the 2024 annual meeting of stockholders and not later than 5:00 p.m. Pacific Time on the later of the following two dates:

- the 90th day prior to the 2024 annual meeting of stockholders; or
- the 10th day following the day on which public announcement of the date of our 2024 annual meeting of stockholders is first made.

If a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her, or its proposal at such annual meeting and otherwise comply with our Bylaws, we are not required to present the proposal for a vote at such annual meeting.

Nomination of Director Candidates

Holders of our Class A common stock may propose director candidates for consideration by our Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board of Directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled "Board of Directors and Corporate Governance—Stockholder Recommendations for Nominations to the Board of Directors" beginning on page 21 of this proxy statement.

In addition, our Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws which includes information required by Rule 14a-19 under the Exchange Act. In addition, the stockholder must give timely notice to our Secretary in accordance with our Bylaws, which, in general, require that the notice be received at the address set forth above within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

In 2021, our Board of Directors amended our bylaws to provide our stockholders with proxy access provisions. Under our bylaws, a stockholder, or a group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years, may nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or 20% of our Board of Directors, subject to certain limitations and provided that the stockholders and the nominees satisfy the requirements specified in our Bylaws. To be timely for our 2024 annual meeting of stockholders, our Secretary must receive the written notice at the address set forth above not earlier than 8:00 a.m. Pacific time on December 17, 2023 and not later than 5:00 p.m. Pacific time on January 16, 2024.

Availability of Bylaws

A copy of our Bylaws is available on our website at *https://www.boxinvestorrelations.com*. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and holders of more than ten percent of our Class A common stock, to file with the SEC reports regarding their ownership and changes in ownership of our securities. We believe that, during fiscal year 2023, our officers, directors, and ten percent stockholders complied with all Section 16(a) filing requirements. We did however report the following transactions after the deadline: (i) the withholding by Box of 9,059 shares to satisfy its income tax and withholding and remittance obligations in connection with the net settlement of RSUs released to Stephanie Carullo was reported on a Form 4 on July 8, 2022, (ii) the withholding by Box of 14,178 shares to satisfy its income tax and withholding and remittance obligations in connection with the net settlement of RSUs released to Dylan Smith was reported on a Form 4 on July 8, 2022 and (iii) the withholding by Box of 2,970 shares to satisfy its income tax and withholding and remittance obligations in connection with the net settlement of RSUs released to Eli Berkovitch was reported on a Form 4 on July 8, 2022.

In making this statement, we have relied upon examination of the copies of Forms 3, 4, and 5, and amendments to these forms provided to us, and the written representations of our executive officers, directors, and ten percent stockholders.

Fiscal Year 2023 Annual Report and SEC Filings

Our financial statements for our fiscal year ended January 31, 2023 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at *https://www.boxinvestorrelations.com* and are available from the SEC at its website at *www.sec.gov*. You may also obtain a copy of our annual report without charge by sending a written request to Box, Inc., Attention: Investor Relations, 900 Jefferson Ave., Redwood City, California 94063.

Forward-Looking Statements

This proxy statement, along with the accompanying stockholder letter, contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. All statements relating to events or results that may occur in the future, including, but not limited to, statements in the stockholder letter regarding our market opportunity and business plan, including our expectations regarding future expansion within certain geographic and industry sectors; the competitive positioning of our product portfolio; our expectations regarding new products, features, and integrations with third-party partners as well as potential impacts upon, and benefits provided to, our customers, and underlying assumptions of any of the foregoing are forward-looking statements.

When used in this proxy statement, terms such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of those terms or other comparable terms are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause us to fall short of our expectations or may cause us to deviate from our current plans, as expressed or implied by these statements. The known risks that could cause our results to differ, or may cause us to take actions that are not currently planned or expected, are described in the company's reports and filings with the SEC including, without limitation, the company's Annual Report on Form 10-K for the fiscal year ended January 31, 2023, under the heading Item 1A – "Risk Factors." Unless required by law, the company does not intend, and undertakes no obligation, to update or publicly release any revision to any forward-looking statements, whether as a result of the receipt of new information, the occurrence of subsequent events, the change of circumstance or otherwise. Each forward-looking statement contained in this proxy statement is specifically qualified in its entirety by the aforementioned factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this proxy statement.

*   *   *

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our Voting Stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our Class A common stock and/or Series A Preferred Stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
Redwood City, California
May 15, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File Number 001-36805

Box, Inc.
(Exact name of registrant as specified in its Charter)

Delaware	20-2714444
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 Jefferson Ave.
Redwood City, California 94063
(Address of principal executive offices and Zip Code)

(877) 729-4269
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	BOX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☒   NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act (the Exchange Act).   YES ☐   NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of a share of the registrant's Class A common stock on July 31, 2022 as reported by the New York Stock Exchange on such date was approximately $3.9 billion. Shares of the registrant's Class A common stock held by each executive officer and director of the registrant have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 28, 2023, the number of shares of the registrant's Class A common stock outstanding was 144,301,040.

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended January 31, 2023.


Box, Inc.

Annual Report on Form 10-K

For the Fiscal Year Ended January 31, 2023

TABLE OF CONTENTS


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our future financial and operating results; including expectations regarding revenue, deferred revenue, billings, remaining performance obligations, gross margins, operating income, and net retention rate;

- our ability to maintain an adequate rate of revenue and billings growth and our expectations regarding such growth;

- our market opportunity, business plan and ability to effectively manage our growth;

- the effects of global economic conditions on our business and the impact of foreign exchange rates on our business;

- our ability to achieve profitability and expand or maintain positive cash flow;

- our ability to achieve our long-term and short-term gross and operating margin objectives;

- our ability to grow our remaining performance obligations;

- our expectations regarding our revenue mix;

- our ability to maintain, protect and enhance our brand and intellectual property;

- costs associated with defending intellectual property infringement and other claims and the frequency of such claims;

- our ability to attract and retain end-customers;

- our ability to further penetrate our existing customer base;

- our ability to displace existing products in established markets;

- our expectations regarding timing of new products, product bundles and features;

- our ability to expand our leadership position as a cloud content management platform;

- our ability to timely and effectively scale and adapt our existing technology;

- our ability to innovate new products and features and bring them to market in a timely manner and the expected benefits to customers and potential customers of our products;

- our investment strategy, including our plans to further invest in our business, including investment in research and development, sales and marketing, our data center infrastructure and our professional services organization, and our ability to effectively manage such investments;

- our ability to expand internationally;

- expectations about competition and its effect in our market and our ability to compete;

- use of non-GAAP financial measures;

- our belief regarding the sufficiency of our cash, cash equivalents and our credit facilities to meet our working capital and capital expenditure needs for at least the next 12 months;

- our expectations concerning relationships with third parties and our ability to realize the anticipated benefits therefrom;

- our ability to attract and retain qualified employees and key personnel;

- the effects of new laws, policies, taxes and regulations on our business;

- management's plans, beliefs and objectives, including the importance of our brand and culture on our business;

- acquisitions of or investments in complementary companies, products, services or technologies and our ability to successfully integrate such companies or assets;

- any potential repurchase of our Class A common stock; and

- the impact of public health epidemics or pandemics, such as the COVID-19 pandemic, and governmental responses thereto.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report on Form 10-K to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed with the SEC as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

PART I

Item 1. BUSINESS

Overview

Box is the Content Cloud: a single, secure, cloud-native platform for managing the entire content journey. Content – from blueprints to wireframes, videos to documents, proprietary formats to PDFs – is the source of an organization's unique value. The Box Content Cloud enables our customers, including 69% of the Fortune 500, to securely manage the entire content lifecycle, from the moment a file is created or ingested to when it's shared, edited, published, approved, signed, classified, and retained. Box keeps content secure and compliant, while also allowing easy access and sharing of this content from anywhere, on any device – both within the organization and with external partners.

With our Software-as-a-Service (SaaS) platform, users can collaborate on content both internally and with external parties, automate content-driven business processes, develop custom applications, and implement data protection, security and compliance features to comply with legal and regulatory requirements, internal policies and industry standards and regulations. The Box Content Cloud accelerates business processes, improves employee productivity, enables secure hybrid work, and protects an organization's most valuable data. Our platform enables a broad set of high-value business use cases across enterprises and user experiences. Our platform integrates with more than 1,500 leading enterprise business applications, supports hundreds of file formats and media types, and is compatible with multiple application environments, operating systems and devices, ensuring that workers can securely access their critical business content whenever and wherever they need it.

Our go-to-market strategy is focused on selling our platform as a solution for the entire enterprise with the full set of Box capabilities, leveraging our product suite offerings, and driving high-value significant business outcomes for our customers. This strategy combines top-down, high-touch sales efforts with end-user-driven bottoms-up adoption. We focus our efforts on larger enterprises, capitalizing on international growth, and utilizing our partner ecosystem, where most advantageous. Our sales representatives engage directly with IT decision makers including CEOs, CIOs, CISOs, IT directors and line of business department heads. We also field inbound inquiries and online sales opportunities. We further expand our market reach by leveraging our network of channel partners that comprises value-added resellers and systems integrators as well as our own consulting services. We offer individuals a free version of Box that allows them to experience first-hand our easy-to-use and secure solution. Use of Box often spreads virally within and across organizations, as users adopt Box and invite new users to collaborate. In addition, an organization will frequently purchase Box for one use case and then later expand its deployment to other use cases with larger groups of employees, leading to deeper engagement with our service. We focus our sales strategy on ensuring that new and existing customers understand and experience the transformative impact of Box.

We have a rich technology partner ecosystem, offering more than 1,500 pre-built integrations with partners like Adobe, Apple, Cisco, Cloudfare, Google, IBM, Microsoft, Okta, Palo Alto Networks, Salesforce, ServiceNow, Slack, and Zoom. This gives our users seamless and secure access to their content across all their workflows and applications. In addition, in-house enterprise developers and independent software developers can use our developer platform and open application programming interfaces (APIs) to rapidly build and provision new applications that leverage and extend the core functionality of our services, increasingly with a focus on specific industries and vertical market use cases. To date, tens of thousands of third-party developers have leveraged our platform as the secure content layer for their applications.

We are committed to powering how the world does more good together. Founded in 2014, Box.org serves over 11,000 nonprofits globally with donated or discounted Box product, employee volunteer hours and grants from the Box Impact Fund. Box.org focuses on areas where Box is uniquely positioned to make an impact, including child welfare, crisis response and the environment.

The Box Solution

We offer web, mobile and desktop applications for cloud content management on a platform for developing custom applications, as well as industry-specific capabilities. Three core capabilities differentiate Box from potential competitors: frictionless security and compliance, seamless collaboration and workflow, and integrations and APIs that connect your content across all applications. Box features and functionality include the following:

Frictionless Security and Compliance

- **Global Cloud Architecture.** We have built our platform from the ground up on a cloud-based architecture, which enables us to rapidly develop, update and provision our services to users. Our proprietary cloud architecture is particularly well-suited for today's dynamically changing business requirements because it enables use of the most up-to-date versions of our solutions at all times and administrators to immediately apply changes in policies and controls across all their organization's critical content simultaneously. Our modern cloud infrastructure also powers global scalability and reliability with minimal downtime for our customers, ensuring their business-critical content is always secure, compliant, and available.

- **Enterprise-Grade Security.** We have invested heavily to build robust security features to protect our customers from the most pervasive security threats. At the most basic level, all files stored in Box are encrypted at rest and in transit. Box's information rights management features enable secure access and management of files by providing granular control over users' ability to access, view, download, edit, print or share content. Box also provides security controls like multi-factor authentication that ensure user identity when allowing access to content, as well as endpoint security tools to restrict access to only properly vetted devices. With Box KeySafe, organizations can implement higher levels of data security and protection by keeping control of the encryption keys that protect their content. This advanced encryption feature is valuable to many organizations, including those in highly regulated industries such as financial services, health care, government and legal.

- **Intelligent Threat Detection and Smart Access with Box Shield.** Box Shield provides granular, near real-time threat detection and protection capabilities. Box Shield also uses advanced machine learning to scan files for sophisticated malware (including ransomware) and identify suspicious user behavior to help organizations detect and prevent threats before they become data breaches. Box Shield reduces the risk of accidental data leakage through native security classifications and granular access controls by automatically applying classification to files that contain content like predefined attributes or personal identifiable information.

- **Comprehensive Data Governance Strategy.** Box serves as a secure, centralized system of record for retaining content for operational use while ensuring adherence to applicable laws and regulations. Box Governance allows our users to manage the lifecycle of content and has robust integrations with leading eDiscovery and data privacy vendors. Our Box Governance solution allows customers to create and manage retention policies, including both modifiable and non-modifiable policies, depending on an enterprises' specific business needs. Box Governance also enables legal holds to protect content from being deleted and the automated disposition of data, helping customers to reduce legal risk.

- **Box Zones for In-Region Data Storage.** Box Zones enables businesses around the globe to adopt Box as their modern content management platform, while letting them store and manage their content locally in certain regions. This helps organizations address region-specific compliance mandates associated with data residency and privacy.

- **Content Migration.** Box Shuttle, our content migration offering, allows organizations of all sizes to easily migrate their data into Box at low cost, regardless of file type or source system. Our powerful migration technology allows for in-depth analysis of existing data on third party source systems, native simulation of the migration for testing purposes, and execution of a comprehensive migration that moves files, metadata, and version history. With both self-serve and managed migration options available through Box Consulting, organizations can accelerate their digital transformation by quickly and easily migrating data into the cloud at petabyte scale.

6

- **Focus on Industry-Specific Capabilities.** Box offers capabilities that meet industry-specific needs for those industries that have more complex content and collaboration challenges. These features target specific business problems within those industries with a combination of Box, integration with industry-specific partner technologies, and implementation expertise from Box Consulting and/or implementation partners. For example, Box for GxP Validation provides life sciences organizations with an approach for maintaining GxP compliance in the cloud and enables organizations subject to Food and Drug Administration regulations to manage both unregulated and regulated content within Box. We successfully serve customers in highly regulated industries with specific requirements relating to compliance with certain security and regulatory standards, such as GxP, FedRAMP, and StateRAMP, and those required by HIPAA, FINRA, and the HITECH Act.

- **Enterprise Administrative Controls.** We give IT administrators powerful enterprise-grade tools and automations to securely define access rights and permissions by users and groups, content type, devices, and business needs. Administrators can set specific content policies and restrictions, such as access by external groups, expiration dates to auto-delete files or deactivate links to time-sensitive materials.

- **Reporting and Insights for Visibility.** All internal and external user activity and content interactions in Box can be tracked and is auditable by our customers' authorized administrators through the Box Admin Console and via APIs. Administrators can gain insights with easy to use dashboards and visualizations for monitoring and reporting.

- **Simple and Rapid Deployment.** Our cloud-based software allows organizations to deploy our products easily, quickly, and inexpensively. IT administrators can quickly add users and groups, set up permissions, migrate content, create folders and policies, and begin using our products almost immediately without the need to procure and provision hardware or install and configure software.

To give our customers the flexibility to choose between à la carte and bundled subscription options, we offer Box Shield, Box Governance, Box GxP, Box KeySafe, and Box Zones both as standalone add-ons and as part of our bundled Enterprise Plus plan.

Seamless Collaboration and Workflow

- **Internal and External Collaboration.** Box offers deep integrations with all major productivity and collaboration platforms so that users can work together on any file type, in whatever format they choose, with content security and access permissions handled consistently within Box. By enabling users to share, preview, and annotate files in Box, we provide a unified collaboration layer so that all feedback is captured and preserved within Box. Our Annotations feature enables users to add text-based comments or free-form markups on any file type without altering the underlying content so teams can work together without worrying about version control or data loss.

- **Electronic Signatures.** Box Sign, our natively integrated e-signature capability, allows organizations to easily digitize signature workflows, such as signing contracts, employment offers, or statements of work, right where their content lives – with enterprise-grade security, privacy, and compliance built in. Box Sign provides a seamless signer and sender experience across web and mobile devices, with flexible template options, support for more than 20 languages, and additional security features like signer authentication and password protection. We also offer an open API that allows organizations to power e-signatures in their custom integrations and applications, as well as integrations with tools like Appian, Certa, Crooze CLM, Jotform, Salesforce, UiPath, and VersaFile docuflow, to embed e-signature workflows in common business processes.

- **Real-Time Collaboration and Content Authoring.** Our native content authoring tool, Box Notes, enables users to seamlessly share and collaborate in real time with internal teams and external partners. Box Notes combines lightweight word processing functionality with easy-to-use tables, content organization, and commenting features to make it simple for users to work together on projects in real time.

- **Whiteboarding and Visual Collaboration.** Box Canvas (public beta), our native visual collaboration and white boarding tool, brings working together to life with new ways to connect, innovate, and share securely. Box Canvas offers a flexible, virtual environment where users can ideate, brainstorm and collaborate visually directly in Box, right where their content lives.

- **Content Insights.** Content insights shows how each piece of content is being used, who is using it, and when it is being accessed. With easy-to-understand visualizations and the ability to filter and drill down to see performance over time, Content Insights provides users with a clear picture of content performance and gives them the information needed to make data-driven decisions.

- **Mobility.** Our solution enables users to securely access, manage, share, and collaborate on their content anytime and from anywhere, using nearly any device and a variety of operating systems through both native and web browser applications. Our mobile apps allow users to preview, comment, and collaborate on content from anywhere, as well as make it easy to add content to Box with native scanning, uploading, and classification.

- **Elegant, Intuitive and User-Focused Interface.** We are dedicated to keeping our solution easy for users to understand with little to no upfront training. We strive to enable quick and viral user adoption by maintaining a simple and elegant interface with compelling access, sharing and collaboration features.

- **Built to Handle Content of Nearly Any Type.** We have designed our solution to serve as the central content management layer for an organization's employees. Users can securely access, share, and collaborate on all types of information, regardless of format or file type, including large media files, from virtually any device or operating system.

- **Automation and Workflow Management.** Box Relay, our no-code process automation tool for content-centric workflows, enables users to build process automations in Box in a matter of minutes without writing code. For example, Box Relay provides for more than 75 triggers and outcomes that enable a wide variety of actions such as routing documents to specific folders, assigning tasks to individuals or teams, and adding metadata. In addition, we provide a library of more than 20 pre-built workflow templates and reporting capabilities to make it easy for users to track and manage their own workflows. Plus, Box Relay integrates with Box Shield to automatically secure content and with Box Sign to automate e-signature workflows.

Integrations and Developer Platform

- **Pre-built Integrations with Best-of-Breed Applications.** Box provides a unified and secure content layer across the enterprise technology stack. We offer more than 1,500 pre-built integrations with seamless interoperability that boosts user productivity and maintains enterprise set security, privacy and compliance policies. In order to make the entire enterprise ecosystem more secure, we updated our Box Trust Partner Program, with new and deepened integrations, including with Cisco and Splunk, among many others. We also have a robust set of APIs that provide organizations with the ability to build custom integrations and solution applications on Box.

- **Box Platform.** We provide a content Platform-as-a-Service (PaaS) product, known as Box Platform, which allows IT teams and third-party developers to extend the power of Box across their applications and build custom content experiences. With our easy-to-use APIs, businesses can create a single source of truth for their content, allowing IT teams to deploy key business applications while easily managing how content is accessed, collaborated on, and secured. Coupled with our robust developer tools, the Box Platform enables organizations to build applications faster, without having to invest in building their own content management infrastructure. We also give organizations the ability to apply machine learning algorithms from leading providers such as Amazon Web Services, Google, IBM, and Microsoft, as well as specialized industry-specific vendors directly to content within Box using Box Skills. This eliminates the need for customers to create and manage separate document repositories for performing functions such as image and character recognition, video and audio analysis and transcriptions, and document analysis on business content.

Customers

As of January 31, 2023, we had over 100,000 paying organizations, and our solution was offered in 25 languages. We define paying organizations as separate and distinct buying entities, such as a company, an educational or government institution, or a distinct business unit of a large corporation, that have entered into a subscription agreement with us to utilize our services. Organizations typically purchase our solution in the following ways: (i) employees in one or more small groups within the organization may individually purchase our service; (ii) organizations may purchase IT-sponsored, enterprise-level agreements with deployments for specific, targeted use cases ranging from tens to thousands of user seats; (iii) organizations may purchase IT-sponsored, enterprise-level agreements where the number of user seats sold is intended to accommodate and enable nearly all information workers within the organization in whatever use cases they desire to adopt over the term of the subscription; and (iv) organizations may purchase our Box Platform service to create custom business applications for their internal use and extended ecosystem of customers, suppliers and partners.

We have developed several programs designed to provide customers with service options to quickly get them up and running and enhance their usage of Box. These services include 24x7 support provided by our Customer Success Management group and certain resellers; a professional services ecosystem that consists of our Box Consulting team and system integrators that help customers implement cloud content management oriented use cases; a Customer Success Management group to assist customers in production; and an online community with self-service training materials, best practice guides and product documentation.

No customer represented 10% or more of our revenue in the year ended January 31, 2023. Our geographic revenue and segment information is set forth in Notes 2 and 15, respectively, of our Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Sales and Marketing

We offer our solution to customers as a subscription-based service, with subscription fees based on customer requirements, including the number of users and functionality deployed. The majority of our customers subscribe to our service through one-year contracts, although we also offer our services for terms ranging from one month to three years or more. We typically invoice our customers at the beginning of the contract term, in multi-year, annual, quarterly or monthly installments. We recognize revenue as we satisfy our performance obligations. Accordingly, due to our subscription model, we recognize revenue for our subscription and premier services ratably over the term of the contract.

We employ a direct sales team to offer a higher touch experience. We also make it easy for users and organizations to subscribe to paid versions of our service on our self-service web portal. Our sales team is composed of inside sales, outbound sales and field sales personnel who are generally organized by account size and geography, and/or major industry focus. We also have a rich ecosystem of channel partners who expand our reach to both large and small enterprises.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs and through our strategic relationships. Our marketing programs target senior IT leaders, technology professionals and senior line of business leaders.

As a core part of our strategy, we have developed an ecosystem of partners to both broaden and complement our application offerings and to provide a broad array of services that fall outside of Box's areas of focus. These relationships include software and technology partners, as well as consulting and implementation services providers that enable Box to address a broader set of use cases for our customers.

Sales and marketing expenses were $331.4 million, $298.6 million and $275.7 million for the years ended January 31, 2023, 2022 and 2021, respectively.

Research and Development

Our ability to compete depends in large part on our continuous commitment to product development and our ability to rapidly introduce new applications, technologies, features and functionality. In simple conceptual form, we provide a single, secure, easy-to-use platform built for the entire content lifecycle. In practice, we develop and maintain a set of sophisticated software services (e.g., search, share, secure, convert/view, logging) around content. These services, which comprise our platform, are used to develop our own applications (e.g., sync, desktop, web, native mobile) and also support the development of third-party applications.

Our product development organization is responsible for the specification, design, development and testing of our platform and applications. We focus our efforts on providing a platform that accelerates business processes, improves employee productivity, enables secure remote work, and protects an organization's most valuable data. We strive to continually improve our applications so that they help users and teams become more productive in their day-to-day work.

Research and development expenses were $243.5 million, $218.5 million and $201.3 million for the years ended January 31, 2023, 2022 and 2021, respectively.

Competition

The cloud content management market is large, highly competitive and highly fragmented. It is subject to rapidly evolving technology, shifting customer needs and frequent introductions of new products and services. We face competition from a broad spectrum of technology providers: traditional cloud content management vendors who deploy on-premise and offer deep records management, business process workflow, and archival capabilities; newer mobile enterprise vendors who are beginning to enter the content collaboration market; vendors whose core competency is simple file sync and share, which can be deployed on-premises, hybrid, or via a SaaS delivery model; and social collaboration vendors who focus on the conversations that occur between teams. With our expanded product offerings and use cases, we also now compete with companies in the e-signature, content collaboration, workflow automation, and security and governance markets. Our primary competitors in the cloud content management market include, but are not limited to, Microsoft (SharePoint) and OpenText (Documentum). In the enterprise file sync and share market, our primary competitors include, but are not limited to, Microsoft (OneDrive), Google (Drive) and, to a lesser extent, Dropbox.

We may face future competition in our markets from other large, established companies, as well as from smaller specialized companies. In addition, we expect continued consolidation in our industry which could adversely alter the competitive dynamics of our markets including both pricing and our ability to compete successfully for customers.

The principal competitive factors in our market include:

- enterprise-grade security and compliance;

- scalability of product and infrastructure for large deployments;

- ability to store content in multiple geographic locations;

- speed, availability, and reliability of the service;

- low-cost, quick deployment;

- agnostic to device, operating system, and file type;

- ease of user experience;

- customer-centric product development;

- current and forward-thinking product development;

- automation and workflow management;

- depth of integration into enterprise applications, including office productivity, desktop and mobile tools;

- rich ecosystem of channel partners and applications;

- open, extensible platform and APIs for custom application development;

- intelligent content management including metadata capabilities;

- superior customer service and commitment to customer success;

- strength of professional services organization; and

- self-service content migration tools.

We believe that we compete favorably on the basis of these factors, primarily because of our industry-leading security and compliance, cloud-native approach to real-time, internal and external collaboration, integrations and open platform. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, core technical innovation, platform and partner ecosystem, and customer support. In addition, many of our competitors may have greater name recognition, longer operating histories, larger marketing budgets, significantly greater resources and established relationships with our partners and customers, which can give them advantageous positioning for their products despite other competitive merits of respective product features and functionality. Some competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs.

Intellectual Property

We rely on a combination of trade secrets, patents, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. As of January 31, 2023, our patents were set to expire between 2028 and 2038. We intend to pursue additional patent protection to the extent that we believe it would be beneficial and cost effective.

We require our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. Although we rely on the intellectual property rights and contractual protections described above, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our services. Policing unauthorized use of our technology and intellectual property rights on a global basis is difficult.

We expect that software and other applications in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Backlog

We generally sign annual and multi-year subscription contracts for our cloud content management services. The frequency of our invoices to each customer is negotiated and varies among our subscription contracts. We continued to focus on annual payment frequencies for multi-year contracts in the twelve months ended January 31, 2023. As a result, for multi-year contracts, we frequently invoice an initial amount at contract signing followed by subsequent annual invoices. Until amounts are invoiced, they are typically not recorded in deferred revenue, billings or elsewhere in our consolidated financial statements other than disclosed as part of remaining performance obligations. To the extent future invoicing is determined to be certain, we consider such future subscription invoices to be non-cancellable backlog, which is disclosed as part of remaining performance obligations. Future invoicing is determined to be certain when we have an executed non-cancellable contract or a significant penalty that is due upon cancellation. We had $681.3 million and $541.5 million of non-cancellable backlog as of January 31, 2023 and

2022, respectively. The increase of non-cancellable backlog as of January 31, 2023 was primarily driven by expansion within existing customers as they broadened their deployment of our product offerings through the conversion to multi-product Suites, resulting in extended customer contract durations. The increase of non-cancellable backlog was also driven by the addition of new customers and the timing of customer-driven renewals. Non-cancellable backlog was partially offset by a negative impact from foreign currency exchange rates.

We expect that the amount of backlog relative to the total value of our contracts will change from year to year due to several factors, including the timing and duration of customer subscription agreements, varying price, volume, and invoicing cycles of subscription contracts, the timing of scheduled customer renewals, and foreign currency fluctuations. Accordingly, we believe that fluctuations in backlog are not always a reliable indicator of future revenue.

Human Capital Resources

Our company is built on people: We call them Boxers. They come from a range of backgrounds and experiences, and each of them has a unique story to tell. Our goal is to fully leverage and engage the individual talents and capabilities of our diverse teams, ultimately creating an inclusive environment where Boxers feel they belong. As of January 31, 2023, we employed 2,487 people. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be very good. Box was recognized as number two in Glassdoor Best Places to Work in 2023 and as one of Great Place to Work's Best Workplaces for Parents in 2022.

Diversity and Inclusion

One of our core values is creating a space where all Boxers can "Bring your (_____) self to work." We take great pride in celebrating our differences, and we hire the best talent from all backgrounds. We want to build teams that are as diverse as our customers and the world we live in, with a broad representation of gender, ethnicity, sexual orientation, religion, backgrounds, and perspectives — among many other dimensions of diversity.

When it comes to recruiting, our hiring philosophy is centered around the belief that building diverse teams enables us to do our best work. Our people and communities team hosts various training sessions focused on unconscious bias and interviewing best practices that all Boxers are encouraged to take. Our recruiting team has specifically embedded unconscious bias topics into our company-wide hiring guides, also known as Box Recruiting Guides. Additionally, we have implemented programs such as culture interviewing and standardized assessments across the company to further limit unconscious bias in our hiring process. At our executive recruiting level, our policy is to interview at least one candidate from underrepresented backgrounds for all positions at the director level or above before making a hiring decision. At the university recruiting level, we have instituted programs to connect with underrepresented student groups and create a more fair and equitable hiring process. For example, our Box Business Fellowship provides students of historically underrepresented backgrounds with an opportunity to explore business careers in the tech industry. This program helps students develop the skills to succeed in tech industry roles and provides them with insights into the career opportunities available to them. In addition, participants in this program are also invited to an expedited interview process for available roles at Box.

We also ensure that Boxers can Bring their (_____) Self to Work by creating safe spaces for engagement and providing opportunities for networking and development, while promoting a culture of learning and allyship to ensure that the needs of underrepresented Boxers are supported. We support a dynamic array of employee-led resource communities for historically underrepresented groups and different communities at Box, including Box Women's Network, Black Excellence Network, Latinx, Pride, and Box Vets, among others.

Learning and Development

We want all of our employees to have thriving careers where they grow and develop in meaningful ways. There is no one-size-fits-all career path at Box, so we seek to ensure that every Boxer has the tools and support they need to drive their career. We do this by giving all Boxers access to learning and development opportunities based around individual needs in order to build up skill sets and experience. These initiatives include:

- **Internal mobility:** We acknowledge that career progression looks less like a ladder and more like a climbing wall. We stand behind the idea that enabling our employees to work cross-functionally and within different teams provides a broader perspective of Box that will allow them to succeed in the future.

- **LearnFest:** LearnFest, our learning lineup for skill development and personal and professional growth, happens two times each year. During LearnFest, the entire company has focused time for trainings, workshops, book clubs, and other learning events.

- **Professional coaching and external leadership development programs:** We offer targeted professional coaching for all levels of our executive leadership team (*i.e.*, director-level and above) as well as access to business education and networking programs such as The Leadership Consortium (Harvard), Stanford's Women's Executive Leadership program and AWE, Advancing Women Executives.

- **On-Demand Learning:** We offer all Boxers access to an on-demand learning platform so they can develop anywhere, anytime, in any skills. There are more than 2,000 courses available at the disposal of any Boxer eager to learn, including over 600 courses aimed at personal development, management, and leadership plus hundreds of tech-based functional skill trainings.

Pay Equity

We hold ourselves accountable, which is why we signed the California Equal Pay Pledge. As part of our commitment, we conduct an annual companywide gender pay analysis on hiring and promotion procedures to reduce unconscious bias and structural barriers to equitable compensation. In addition, we externally benchmark the compensation we provide for each role to ensure pay parity, and provide periodic pay equity updates to the compensation committee of our board of directors.

Boxer Experience Surveys

We survey employees once a year to ensure that everyone's voice gets heard and we better understand the key areas where we can improve employee experience. These key areas include our experience with our managers, our ability to get work done, and our sense of belonging at work. Survey results are reviewed and become part of our action plans at all levels of the organization. Our People and Communities team incorporates survey feedback into our programs, policies, and the cultivated experiences that drive our culture. Our functional leaders leverage the feedback to drive annual plans across their teams to improve efficiency, establish communication channels, and reinforce behaviors aligned with our values. Finally, following each survey, managers discuss employee experience results with their team and form a plan to address issues that are identified in survey results. For the year ended January 31, 2023, our employees had a record 96% participation rate in the survey.

Employee Health and Safety

The health and safety of our employees is one of our top priorities. We strive to create an environment where Boxers are physically and mentally safe and healthy. We offer a comprehensive health and wellness benefits package to all employees.

In response to the COVID-19 crisis, we convened a cross-functional team made up of leaders from across our organization who continue to meet frequently to ensure Boxers' safety and that business crisis plans are enacted, communicated, and running smoothly. As part of these plans, Box is currently offering flexible remote work arrangements to employees. To support the well-being of Boxers, we launched "Fresh Air Days" to support them taking a few paid days off a year in addition to our generous paid time off programs and holidays, we offered an app for meditation, a number of free coaching and therapy sessions, partnered with a third-party to offer family support, and provided additional benefits.

Sustainability

Left unchecked, climate change disrupts the global economy, our company, and our stakeholders — so we take to heart our responsibility to protect the planet. We help organizations move from legacy and paper-based processes to the cloud so customers can work securely and efficiently from anywhere. This allows our customers to reduce their office waste and mitigate the environmental impact of having their employees commute to work. As part of our mission to build a better world together, we have implemented various initiatives which include:

- **Doing our best work from anywhere:** The COVID-19 crisis made our mission more critical by heightening the need for safe remote work at home and strong business continuity plans. As hybrid work is now the norm for many companies, with employees working a mix of both in offices and from home each week, the Box Content Cloud makes that a seamless transition. Cloud technology, coupled with a flexible, open culture and best-of-breed solutions, allows us to work sustainably while supporting customers when and how they need us most.

- **Sustainable offices:** We prioritize reducing our impact and promoting sustainability in our offices. Of our eight offices, four are LEED certified: Redwood City (Gold), San Francisco (Gold), Austin (Gold), and New York City (Silver). Our Redwood City and San Francisco offices are also Fitwell Certified. Internationally, our Poland and London offices are BREEAM certified, and our Poland office achieved the gold standard from the International WELL Building Institute. The Tekko building, where our Tokyo office is located, is powered by 100% renewable energy. Additional sustainability actions in our offices include: installation of water stations for refillable bottles, use of compostable plates/silverware, limiting single-use plastics; offering electric vehicle charging stations free to employees at Box headquarters; and holding events focused on sustainability that engage both remote and office-based employees throughout the year, including beach and community clean-ups, tree plantings, clothing swaps, tech donation drives (upcycling and recycling of hardware) and more.

- **Green Operations:** We focus on continuing to reduce our carbon footprint and using data centers that have achieved, or have committed to achieve, 100% renewable energy targets. Over the past year we made progress on our infrastructure transition to cloud service providers with environmental commitments and formally stated our cloud sustainability program. We work with our cloud service providers to understand the greenhouse gas emissions related to our usage of their cloud service. As we become more efficient in our operations, we expect our reduced usage to yield reductions in carbon emissions.

- **The Green Team and Box.org:** Community is a core mindset at Box and contributions to community form a part of our performance review process. We encourage all employees to champion belonging and make our communities better by driving inclusive team behaviors, social good and sustainable practices. As part of our company values, employees are encouraged to "be an owner" inside and outside Box. The Green Team is a Box employee group dedicated to protecting our planet. Box.org is the social impact arm of Box and includes "Environment" as one of its three main areas of focus.

Corporate Information

Our website address is www.box.com, and our investor relations website is located at www.box.com/investors. The information on, or that can be accessed through, our website is not part of this Annual Report on Form 10-K. We were incorporated in 2005 as Box.Net, Inc., a Washington corporation, and later reincorporated in 2008 under the same name as a Delaware corporation. In November 2011, we changed our name to Box, Inc. The Box design logo, "Box" and our other registered and common law trade names, trademarks and service marks are the property of Box, Inc. Other trademarks, service marks, or trade names appearing in this Annual Report on Form 10-K are the property of their respective owners.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information that we file with the SEC electronically. Copies of our reports on Form 10-K, Forms 10-Q, Forms 8-K, and amendments to those reports may also be obtained, free of charge, electronically through our investor relations website located at www.box.com/investors as soon as reasonably practical after we file such material with, or furnish it to, the SEC.

We also use our investor relations website as a channel of distribution for important company information. Important information, including press releases, analyst presentations and financial information regarding us, as well as corporate governance information, is routinely posted and accessible on certain Twitter accounts, such as @box, @levie and @boxincir. Information on, or that can be accessed through, our websites or these Twitter accounts is not part of this Annual Report on Form 10-K, and the inclusion of our website addresses and Twitter accounts are inactive textual references only.

Item 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our securities. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risk Factors Summary

Our business is subject to a number of risks and uncertainties, including those risks discussed at length below. These risks include, among others, the following:

- If we do not compete effectively, our customers do not renew their subscriptions or expand their use of our services, we are unable to attract new customers at rates that are consistent with our expectations, or if the market for cloud-based enterprise services declines or develops more slowly than we expect, our business could be adversely affected.

- Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

- Adverse economic conditions could result in reduced sales, longer sales cycles, reduced renewal rates, slower adoption of new technologies and increased price competition, which may negatively impact our business.

- As a substantial portion of our sales efforts are increasingly focused on cloud content management use cases and are targeted at enterprise and highly-regulated customers, our sales cycles may become longer and more expensive, we may encounter greater pricing pressure and implementation and customization challenges, and we may have to delay revenue recognition for more complicated transactions, all of which could harm our business and operating results.

- If we fail to meet the service level commitments we provide under our subscription agreements, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face subscription terminations, which could adversely affect our revenue. Furthermore, any failure in our delivery of high-quality customer support services may adversely affect our relationships with our customers and our financial results.

- Our international operations expose us to significant risks, including the impact of fluctuations in currency exchange rates.

- Actual or perceived security vulnerabilities in our services or any breaches of our security controls and unauthorized access to our or a customer's data could harm our business and operating results.

- Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our services and harm our business, and we may not be able to satisfy data protection, security, privacy, and other government- and industry-specific requirements, which may harm our growth.

- Our platform must integrate with a variety of operating systems and software applications that are developed by others, and if we are unable to ensure that our solutions interoperate with such systems and applications, our service may become less competitive, and our operating results may be harmed.

- If we fail to effectively manage our technical operations infrastructure or suffer from interruptions or delays in service from our third-party providers, the delivery of our services may be harmed, which may adversely affect our business.

- Our services are becoming increasingly mission-critical for our customers and if these services fail to perform properly or if we are unable to scale our services to meet the needs of our customers, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.

- Our growth depends in part on the success of our strategic relationships with third parties.

- We depend on our key employees and other highly skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, including expanding and optimizing our direct sales force, we may not be able to grow effectively.

- We may be sued by third parties for alleged infringement of their proprietary rights.

- Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and brand.

- Our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to the rights of, our Class A common stockholders, which could adversely affect our liquidity and financial condition.

Risks Related to Our Business and Our Industry

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for cloud content management services is fragmented, rapidly evolving and highly competitive, with relatively low barriers to entry for certain applications and services. Many of our competitors and potential competitors are larger and have greater brand recognition, longer operating histories, and significantly greater resources than we do. Our primary competitors in the cloud content management market include Microsoft (SharePoint) and OpenText (Documentum). In the enterprise file sync and share market, our primary competitors include Microsoft (OneDrive), Google (Drive) and, to a lesser extent, Dropbox. As we expand our product offerings and use cases, we also compete with companies in the e-signature, content collaboration, workflow automation, and security and governance markets. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our competitors offer their products or services at lower prices or for free as part of a broader bundled product sale or enterprise license arrangement, which has placed pricing pressure on our business. If we are unable to achieve our target pricing levels, our operating results will be negatively impacted. For us to compete effectively, we need to introduce new products and services in a timely and cost-effective manner, meet customer expectations and needs at prices that customers are willing to pay, and continue to enhance the features and functionalities of our cloud content management platform. In addition, pricing pressures and increased competition could result in reduced sales, lower margins, losses or the failure of our services to achieve or maintain widespread market acceptance, any of which could harm our business.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products or services. In addition, many of our competitors have established marketing relationships and major distribution agreements with channel partners, consultants, system integrators and resellers. Competitors may offer products or services at lower prices or with greater depth than our services. Our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements. Furthermore, some potential customers, particularly large enterprises, may elect to develop their own internal solutions. For any of these reasons, we may not be able to compete successfully against our competitors.

Our business depends substantially on customers renewing their subscriptions with us and expanding their use of our services. Any decline in our customer renewals or failure to convince our customers to broaden their use of our services would harm our future operating results.

To improve our operating results, it is important that our customers renew their subscriptions with us when their existing subscription term expires. We cannot assure you that customers will renew their subscriptions upon expiration at the same or higher level of service, for the same number of seats or for the same duration of time, if at all. Our net retention rate has fluctuated from period to period and it may decrease again in the future if our customers do not renew their subscriptions with us or decrease their use of our services. Our net retention rate was approximately 108% and 111% as of January 31, 2023 and 2022, respectively.

Our net retention rate may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our services, the effectiveness of our customer support services, the performance of our partners and resellers, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, our ability to successfully integrate acquired technology into our products, our ability to execute on our product roadmap, the effects of global economic conditions, such as those arising from the COVID-19 pandemic, or reductions in our customers' spending levels, especially if adverse macroeconomic trends continue. If our customers do not renew their subscriptions, renew them on less favorable terms, purchase fewer seats, or fail to purchase new product offerings, our revenue may decline, and we may not realize improved operating results from our customer base.

In addition, our business growth depends in part on our customers expanding their use of our services. The use of our cloud content management platform often expands within an organization as new users are added or as additional services are purchased by or for other departments within an organization. Further, as we have introduced new services throughout our operating history, our existing customers have constituted a significant portion of the users of such services. If our customers do not expand their use of our services, our operating results may be adversely affected.

If the market for cloud-based enterprise services declines or develops more slowly than we expect, our business could be adversely affected.

The market for cloud-based enterprise services is not as mature as the on-premise enterprise software market. Because we derive, and expect to continue to derive, substantially all of our revenue and cash flows from sales of our cloud content management solutions, our success will depend to a substantial extent on the widespread adoption of cloud computing in general and of cloud-based content management services in particular. Many organizations have invested substantial personnel and financial resources to integrate traditional enterprise software into their organizations and may be reluctant or unwilling to migrate to a cloud-based model for managing their content. It is difficult to predict customer adoption rates and demand for our services, the future growth rate and size of the cloud computing market or the entry of competitive services. The expansion of the cloud content management market depends on a number of factors, including the cost, performance and perceived value associated with cloud computing, as well as the ability of companies that provide cloud-based services to address security and privacy concerns. If there is a reduction in demand for cloud-based services, it could result in decreased revenue, harm our growth rates, and adversely affect our business and operating results.

Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from customers ratably over the terms of their subscription agreements, which range from one month to three years or more. As a result, most of the revenue we report in each quarter is the result of subscription agreements entered into during prior quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. However, any such decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales, our failure to achieve our internal sales targets, a decline in the market acceptance of our services, or a decrease in our net retention rate may not be fully reflected in our operating results until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from additional sales must be recognized over the applicable subscription term.

If we are unable to attract new customers at rates that are consistent with our expectations, our future revenue and operating results could be adversely impacted.

To improve our operating results and continue growing our business, it is important that we continue to attract new customers and expand deployment of our solutions and products with existing customers. To the extent we are successful in increasing our customer base, we could incur increased losses because costs associated with new customers are generally incurred up front, while revenue is recognized ratably over the term of our subscription services. Alternatively, to the extent we are unsuccessful in increasing our customer base, we could also incur increased losses as costs associated with marketing programs and new products intended to attract new customers would not be offset by incremental revenue and cash flow. Changes in economic conditions may financially impact our existing and prospective customers and cause them to delay or reduce their technology spending, which may adversely affect our ability to attract new customers. For example, our business has been impacted by pressure from customers' lower headcount growth and greater budget scrutiny on IT decisions since the second half of fiscal year 2023. All of these factors could negatively impact our future revenue and operating results.

Adverse economic conditions could result in reduced sales, longer sales cycles, reduced renewal rates, slower adoption of new technologies and increased price competition, which may negatively impact our business.

Our business depends on the overall demand for cloud content management services and on the economic health of our current and prospective customers. The United States and other key international economies have experienced cyclical downturns from time to time that have resulted in a significant weakening of the economy, more limited availability of credit, a reduction in business confidence and activity, and other difficulties that may affect the industries to which we sell our services. An economic downturn, recession, or uncertainty about economic conditions, including volatility in the credit, equity and foreign exchange markets, inflation, rising interest rates, potential U.S. sovereign default, bank failures, ongoing supply chain disruptions, and the effects of COVID-19 and the Russian invasion of Ukraine, could cause customers to delay or reduce their information technology spending. This could result in reduced sales, longer sales cycles, reduced renewal rates, slower adoption of new technologies, and increased price competition. Any of these events would likely have an adverse effect on our business, operating results and financial position. During the second half of our fiscal year 2023, we began to see an impact from additional customer scrutiny being placed on deals due to the economic environment. In addition, there can be no assurance that cloud content management and collaboration spending levels will increase following any recovery.

If we are not able to successfully launch new products and services or provide enhancements or new features to our existing products and services, our business could be adversely affected.

Our industry is marked by rapid technological developments and new and enhanced applications and services. If we are unable to enhance our existing services or offer new services such as our electronic signature offering, Box Sign, or our recently launched beta version of our virtual whiteboarding offering, Box Canvas, that achieve market acceptance or keep pace with rapid technological developments, our business could be adversely affected. The success of any new services or enhancements to our existing services depends on several factors, including their timely completion, introduction and market acceptance. We also may experience business or economic disruptions that could adversely affect the productivity of our employees and result in delays in our product development process. For example, we have re-opened our offices globally and maintain a hybrid workforce (with a mix of employees working from offices and others working remotely). This may lead to disruptions and decreased productivity that could result in delays in our product development process. Failure in this regard may significantly impair our revenue growth and our future financial results. Our product development efforts could also be impacted by our workforce location strategy as we hire an increasing number of our engineers in regions such as Poland and the Netherlands. In addition, because our services are designed to operate on a variety of systems, we must continuously modify and enhance our services to keep pace with changes in internet-related hardware, mobile operating systems, and other software, communication, browser and database technologies. We may not be successful in developing these modifications and enhancements or bringing them to market in a timely fashion, which may negatively impact our customer renewal rates, limit the market for our solutions, or impair our ability to attract new customers. Furthermore, modifications to existing platforms or technologies will increase our research and development expenses. Any failure of our services to operate effectively with existing or future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and adversely affect our business.

Our sales to government entities are subject to a number of additional challenges and risks.

We sell to government customers, which can be highly competitive, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements may change, or we may lose one or more government certifications, and in doing so restrict our ability to sell into the government sector or maintain existing government customers until we attain revised certifications. Government demand and payment for our products and services are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Moreover, an extended federal government shutdown resulting from budgetary decisions, a prolonged continuing resolution, breach of the federal debt ceiling, or potential U.S. sovereign default may limit or delay federal government spending on our solutions and adversely affect our revenue. Government entities may also have statutory, contractual or other legal rights to terminate contracts with us for convenience or due to a default, and any such termination may adversely affect our future operating results.

As our sales efforts are increasingly focused on cloud content management use cases and are targeted at enterprise and highly-regulated customers, our sales cycles may become longer and more expensive, and we may encounter greater pricing pressure and implementation and customization challenges, all of which could harm our business and operating results.

As our sales efforts are increasingly focused on cloud content management use cases and are targeted at enterprise and highly-regulated customers, we face greater costs, longer sales cycles and less predictability in the completion of some of our sales. In this market segment, a customer's decision to use our services may be an enterprise-wide decision. These types of sales opportunities require us to provide greater levels of customer education regarding the uses and benefits of our services, as well as education regarding security, privacy, and data protection laws and regulations, especially for customers in more heavily regulated industries or with significant international operations. In addition, larger enterprises may demand more customization, integration, support services, and features. These factors could increase our costs, lengthen our sales cycles and leave fewer sales support and professional services resources for other customers. Professional services may also be performed by a third party or a combination of our own staff and a third party. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers. If a customer is not satisfied with the quality or interoperability of our services with their own IT environment, we could incur additional costs to address the situation, which could adversely affect our margins. Moreover, any customer dissatisfaction with our services could damage our ability to encourage broader adoption of our services by that customer. In addition, any negative publicity resulting from such situations, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

If we fail to meet the service level commitments we provide under our subscription agreements, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face subscription terminations, which could adversely affect our revenue. Furthermore, any failure in our delivery of high-quality customer support services may adversely affect our relationships with our customers and our financial results.

Our customer subscription agreements provide service level commitments. If we are unable to meet our service level commitments or suffer periods of downtime that exceed the periods allowed under our customer agreements, we may be obligated to provide customers with service credits, which could significantly impact our revenue in the period in which the downtime occurs and the credits could be due. We have encountered issues in the past that have caused Box services to be temporarily unavailable, and we cannot assure you that we will not experience interruptions or delays in our service in the future. We could also face subscription terminations, which could significantly impact our current and future revenue. Any extended service outages could also adversely affect our reputation, which would also impact our future revenue and operating results.

Our customers depend on us to resolve technical issues relating to our services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the ease of use of our services, our reputation and positive recommendations from our existing customers. Any failure to maintain, or a market perception that we do not maintain, high-quality customer support could adversely affect our reputation and our ability to sell our services to existing and prospective customers.

We are in the process of expanding our international operations, which exposes us to significant risks.

A key element of our growth strategy is to expand our international operations and develop a worldwide customer base. In addition, we have opened, and may continue to open, international offices and hire employees to work at these offices in order to gain access to additional talent. For example, in 2020, we established an office in Warsaw, Poland and, in 2021, we acquired SignRequest B.V., a company located in the Netherlands. We have continued to increase our headcount in these regions as we migrate a larger portion of our development to lower cost regions. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, geographic, social, and political risks that differ from those in the United States. Because of our limited experience with international operations and significant differences between international and U.S. markets, we may not succeed in creating demand for our services outside of the United States or in effectively selling our services in all of the international markets we enter. In addition, we will face challenges in doing business internationally that could adversely affect our business, including:

- the need to localize and adapt our services for specific countries, including translation into foreign languages and associated expenses;

- laws (and changes to such laws) relating to privacy, data protection and data transfer that, among other things, could require that customer data be stored and processed in a designated territory;

- difficulties in staffing and managing foreign operations especially in new markets with diverse cultures, languages, customs and legal systems;

- different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

- differing labor regulations, especially in Europe, where labor laws are generally more advantageous to employees as compared to the United States;

- new and different sources of competition;

- weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

- laws and business practices favoring local competitors, including economic tariffs;

- changes in the geopolitical environment, the perception of doing business with U.S. based companies, and changes in regulatory requirements that impact our operating strategies, access to global markets or hiring;

- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

- increased financial accounting and reporting burdens and complexities;

- currency exchange rate fluctuations;

- restrictions on the transfer of funds;

- reliance on third-party resellers and other parties;

- adverse tax consequences; and

- unstable regional, economic, social and political conditions, such as the Russian invasion of Ukraine.

In addition, the United Kingdom's (UK) withdrawal from the European Union (EU), or Brexit, became effective on January 31, 2020. The UK and EU subsequently signed an EU-UK Trade and Cooperation Agreement. This agreement provides details on how some aspects of the UK and EU's relationship will operate going forward, however there continues to be uncertainty over the practical consequences of Brexit. The impact of Brexit depends on the implementation of this agreement, as well as the terms of the UK's future trade agreements with other countries, and such impact may not be fully realized for several years or more. This lack of clarity could lead to economic and legal uncertainty, including significant volatility in global stock markets and currency exchange rates, among other things. Any of these effects of Brexit, among others, could adversely affect our operations, especially in the United Kingdom where we have a significant employee and customer base, and our financial results.

We are exposed to fluctuations in currency exchange rates, which could adversely affect our operating results or financial position.

We sell our services and incur operating expenses in various currencies. Therefore, fluctuations in the relative value of the U.S. dollar and foreign currencies, particularly the Japanese Yen, and to a lesser extent, the British pound and the Euro, may impact our operating results. For example, the Japanese Yen, the British pound and the Euro have all recently experienced declines in value vis-à-vis the U.S. dollar, which negatively affected our results of operations during the year ended January 31, 2023 and could continue to negatively impact our results of operations in future periods. We currently manage our exchange rate risk by maintaining offsetting foreign currency assets and liabilities and by minimizing non-U.S. dollar cash balances, but we do not have any other hedging programs in place to limit the risk of exchange rate fluctuation. In the future, we may elect to deploy normal and customary hedging practices designed to more proactively mitigate such exposure. Such practices may not ultimately be available and/or effective at mitigating the foreign currency risk to which we are exposed. If we are unsuccessful in detecting material exposures in a timely manner, any hedging strategies we deploy are not effective, or there are no hedging strategies available for certain exposures that are prudent given the associated risks and the potential mitigation of the underlying exposure achieved, our operating results or financial position could be negatively affected in the future.

The continuing impacts of the COVID-19 pandemic may have an adverse effect on our business, operations and future financial performance.

The COVID-19 pandemic and virus containment measures taken by federal, state and county governments have resulted in, and may continue to result in, business disruptions or shutdowns, weakened economic conditions, economic uncertainty, and volatility in the financial markets, both regionally and worldwide. The extent to which the COVID-19 pandemic and resultant economic impact affects our business, results of operations and financial condition in future periods will depend on multiple factors that cannot be accurately predicted at this time, such as the duration and scope of the pandemic, future spikes of COVID-19 infections (including the spread of variants or mutant strains, and the degree of transmissibility and severity thereof), the extent and effectiveness of containment actions, the disruption caused by such actions, and the impact of these and other factors on our employees, customers, partners and vendors. In addition, supply chain disruption and resulting inflationary pressures, a competitive labor market or labor shortage, the ebb and flow of COVID-19, including in specific geographies, and changes in economic policy could impact our outlook. If we are not able to respond to and manage the impact of such events effectively, our business will be harmed.

If we are unable to maintain and promote our brand, our business and operating results may be harmed.

We believe that maintaining and promoting our brand is critical to expanding our customer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative services, which we may not do successfully. We may introduce new features, products, services or terms of service that our customers do not like, which may negatively affect our brand and reputation. Additionally, the actions of third parties may affect our brand and reputation if customers do not have a positive experience using third-party apps or other services that are integrated with Box. Maintaining and enhancing our brand may require us to make substantial investments, and these investments may not achieve the desired goals. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and operating results could be adversely affected.

We have a history of cumulative losses, and we may not be able to achieve or maintain profitability.

We generated a net income of $26.8 million during the year ended January 31, 2023 and incurred net losses of $41.5 million and $43.4 million during the years ended January 31, 2022 and 2021 respectively. As of January 31, 2023, we had an accumulated deficit of $1.3 billion. These losses in fiscal years 2022 and 2021 and related accumulated deficit reflect the substantial investments we made to acquire new customers and develop our services. We intend to continue scaling our business to increase our number of users and paying organizations and to meet the increasingly complex needs of our customers and may incur additional expenses as we make investments to scale our business. Further, it is difficult to predict the size and growth rate of our market, customer demand for our platform and for any new features or products we develop, and the success of competitive products or services. As a result, we may not achieve or maintain profitability in future periods.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, and as a result, may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:

- our ability to attract and retain new customers;

- our ability to convert users of our limited free version to paying customers;

- the addition or loss of large customers, including through acquisitions or consolidations;

- changes in our net retention rate;

- the timing of revenue recognition;

- the impact on billings of customer shifts between payment frequencies;

- the timing of cash collections and payments and its impact on cash flows;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

- network or service outages, internet disruptions, disruptions to the availability of our service, or actual or perceived security breaches, incidents and vulnerabilities;

- general economic, industry and market conditions, including those caused by the COVID-19 pandemic and the Russian invasion of Ukraine and as a result of inflation, rising interest rates, or bank failures;

- changes in our go-to-market strategies and/or pricing policies and/or those of our competitors;

- seasonal variations in our billings results and sales of our services, which have historically been highest in the fourth quarter of our fiscal year;

- the timing and success of new services and product introductions by us and our competitors or any other change in the competitive dynamics of our industry, including consolidation or new entrants among competitors, customers or strategic partners;

- changes in usage or adoption rates of content management services;

- the success of our strategic partnerships, including the performance of our resellers; and

- the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

Risks Related to Data Privacy and Data Security

Actual or perceived security vulnerabilities in our services or any breaches of our security controls and unauthorized access to our or a customer's data could harm our business and operating results.

The services we offer involve the storage of large amounts of our and our customers' sensitive and proprietary information, some of which may be considered personally identifiable. Cyberattacks and other malicious internet-based activity, including ransomware, malware and viruses, continue to increase in frequency and magnitude and we face security threats from malicious third parties that could obtain unauthorized access to, or disrupt, our systems, infrastructure and networks. These threats may come from a variety of sources including nation-state sponsored espionage and hacking activities, industrial espionage, organized crime, sophisticated organizations, hacking groups and individuals and insider threats. These sources can also implement social engineering techniques, such as "phishing," "smishing" or "vishing" attacks, to induce our partners, users, employees or customers to disclose passwords or other sensitive information or take other actions to gain access to our data or our users' data. Hackers that acquire user account information at other companies can attempt to use that information to compromise the accounts of personnel, or our users' accounts if an account shares the same sensitive information such as passwords. As we increase our customer base, our brand becomes more widely known and recognized, and our service is used in more heavily regulated industries where there may be a greater concentration of sensitive and protected data, such as healthcare, government, life sciences, and financial services, we have become more of a target for these malicious third parties.

In addition, because Box is configured by administrators and users to select their default settings, the third-party integrations they enable, and their privacy and permissions settings, an administrator or user could intentionally or inadvertently configure settings to share their sensitive data. For example, a Box user can choose to share the content they store in Box with third parties by creating a link that can be customized to be accessible by anyone with the link. While this feature is designed to be used for a variety of legitimate use cases in which a user wishes to share non-sensitive content with a broad or public audience, if a user were to intentionally or inadvertently configure a setting that allowed public access to their sensitive data, that data could be discovered and accessed by an unintended third party.

We cannot guarantee that any security measures that we or third parties on which we rely have implemented will be completely effective against current or future security threats, or that our systems and networks or those of such third parties have not been breached or otherwise compromised, or that they and any software in our or their supply chains do not contain bugs, vulnerabilities, or compromised code that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us or our products or services. Given that our customers manage significant amounts of sensitive and proprietary information on our platform, and many of our customers are in heavily regulated industries where there may be a greater concentration of sensitive and proprietary data, our reputation and market position are particularly sensitive to impacts from actual or perceived security breaches or incidents, security vulnerabilities, or concerns regarding security. If our security measures or those of third parties on which we rely are or are believed to be inadequate or breached or otherwise compromised as a result of third-party action, employee negligence, error or malfeasance, product defects, social engineering techniques, improper user configuration or otherwise, and this results in, or is believed to result in, unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of our data or our customers' data, or any other disruption of the confidentiality, integrity or availability of our data or our customers' data, we could incur significant liability to various parties, including our customers and individuals or organizations whose information is stored by our customers, and our business, reputation or competitive position may be harmed. Techniques used to obtain unauthorized access to, or to sabotage, systems or networks, are constantly evolving and generally are not recognized until launched against a target. Therefore, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, security breaches and other security-related incidents or vulnerabilities. We have observed increased level of sophistication in the types of techniques, including social engineering techniques, that malicious third parties may use in an attempt to gain access to our or our users' data. Due to political uncertainty and military actions associated with Russia's invasion of Ukraine, we and the third parties on which we rely are vulnerable to a heightened risk of cybersecurity attacks, social engineering attacks, viruses, malware, ransomware, hacking or similar breaches and incidents from nation-state and affiliated actors, including attacks that could materially disrupt our supply chain and our systems, operations and platform. Additionally, many of our personnel and personnel of the third parties on which we rely work remotely at least part of the time, which imposes additional risks to our business, including increased risk of industrial espionage, theft of assets, phishing, and other cybersecurity attacks, and inadvertent or unauthorized access to or dissemination of sensitive, proprietary, or confidential information. We also expect to incur significant costs in our ongoing efforts to detect and prevent security breaches and other security-related incidents, and in the event of actual or perceived security breaches or other security-related incidents. Additionally, our service providers and other third parties on which we rely may suffer, or be perceived to suffer, data security breaches or other incidents that may compromise data stored or processed for us that may give rise to any of the foregoing.

Our customer contracts often include (i) specific obligations that we maintain the availability of the customer's data through our service and that we secure customer content against unauthorized access or loss, and (ii) provisions whereby we indemnify our customers for third-party claims asserted against them that result from our failure to maintain the availability of their content or securing the same from unauthorized access or loss. While our customer contracts generally contain limitations on our liability in connection with these obligations and indemnities, if an actual or perceived security breach or incident occurs, the market perception of the effectiveness of our security measures could be harmed, we could be subject to indemnity or damage claims in certain customer contracts, and we could lose future sales and customers, any of which could harm our business and operating results. Furthermore, while our errors and omissions insurance policies include liability coverage for certain of these matters, if we experience a security breach or other incident, we could be subject to indemnity claims or other damages that exceed our insurance coverage. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Privacy concerns and laws or other regulations may reduce the effectiveness of our services and harm our business.

Users can use our services to store identifying information or information that otherwise is considered personal information. Federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information obtained from consumers, businesses and other individuals and entities. Data protection, privacy, consumer protection, cybersecurity and other laws and regulations, particularly in Europe, are often more restrictive than those in the United States. The costs of compliance with, and other burdens imposed by, such laws, policies and regulations that apply to our business or our customers' businesses may limit the use and adoption of our services and reduce overall demand for them.

These laws and regulations, which may be enforceable by private parties and/or governmental entities, are constantly evolving and can be subject to significant change. A number of new laws coming into effect and/or proposals pending before federal, state and foreign legislative and regulatory bodies could affect our business. For example, the European Commission enacted the General Data Protection Regulation (GDPR), which imposed significant obligations on companies regarding the handling of personal data and penalties for noncompliance of up to the greater of 20 million Euros or four percent of a company's global revenue. Further, local data protection authorities in Europe may adopt regulations and/or guidance more stringent than the GDPR, which may impose additional compliance costs or other burdens that impact our business. In 2020, the Court of Justice of the European Union (CJEU) invalidated the EU-US Privacy Shield framework, and imposed additional obligations on companies when relying on model contractual clauses approved by the European Commission (EC) to transfer personal data from the EU to the U.S. On September 8, 2020, the Swiss Federal Data Protection and Information Commissioner invalidated the Swiss-U.S. Privacy Shield in light of the CJEU's decision. These developments or other developments relating to cross-border data transfer may result in the EC, European Data Protection board and/or other regulators applying differing standards for, and requiring ad hoc verification of, transfers of personal data from the European Economic Area (EEA), Switzerland, or the United Kingdom (UK) to the U.S. For example, on June 4, 2021, the EC published new standard contractual clauses (SCCs) that were required to be implemented by companies relying on the SCCs as a basis for cross-border transfers of personal data by December 27, 2022. These or other developments relating to cross-border data transfer required us to issue additional policies, update our data transfer agreements with applicable customers and third party service providers and assess our practices. This CJEU decision that invalidated the EU-US Privacy Shield framework and/or other legal challenges relating to cross-border data transfers may serve as a basis for challenges to our personal data handling practices, or those of our customers, and may otherwise adversely impact our business, financial condition and operating results. Moreover, while Executive Order 14086 on the EU-US Data Privacy Framework issued on October 7, 2022 could benefit the industry as a whole and our company directly, it could also result in additional costs to ensure compliance with the new agreement should the EC approve its adoption.

Brexit has created uncertainty around data protection issues and could lead to further legislative and regulatory changes. For example, the UK Data Protection Act of 2018 substantially mirrors the EU GDPR in the UK and was the subject of statutory amendments that further aligned it with the GDPR in 2019. In June 2021, the EC announced a decision that the UK is an "adequate country" to which personal data could be exported from the EEA, but this decision must be renewed and may face challenges in the future, creating uncertainty regarding transfers of personal data to the UK from the EEA. It remains unclear how UK data protection laws or regulations will develop, and how data transfers to and from the United Kingdom will be regulated, over time. In 2022, the Information Commissioner's Office (ICO) issued the UK SCCs as a valid data transfer mechanism for cross border data transfers from the UK to third countries. While the ICO adopted a transition period for implementing the UK SCCs and we have updated our data transfer agreements accordingly, additional guidance or changes to UK cross border data transfers and/or overall UK data protection laws and/or guidance could occur, which may require us to change our policies, practices and engage in additional contractual negotiations. Such legislative and regulatory changes may result in increased costs of compliance and limitations on our customers and us.

In 2018, the State of California enacted the California Consumer Privacy Act (CCPA), which became operative on January 1, 2020. The CCPA requires covered companies to, among other things, provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information. Additionally, the California Privacy Rights Act (CPRA) was approved by California voters in November 2020 and amended and expanded the CCPA. The CPRA's substantive provisions became effective on January 1, 2023, and the newly formed California Privacy Protection Agency began its rulemaking process to adopt proposed regulations. With a July 2023 enforcement date and pending finalized regulations, our readiness efforts are subject to change and may result in continued uncertainty and require additional costs and expenses to ensure readiness, compliance and decrease risks. Further, privacy laws have been enacted in Virginia, Colorado, Connecticut and Utah and finalized guidance is pending, which may impact readiness and compliance, along with the potential to incur additional costs. We cannot fully predict the impact of these laws and other proposed federal and state privacy laws on our business or operations, but they may require us to modify our data processing practices and policies and incur substantial costs and expenses in an effort to comply.

In addition, some countries such as member states of the European Economic Area (EEA) are considering or have enacted legislation requiring storage localization and/or the processing of more regulated types of data in region, along with other limitations that could impact U.S. technology companies and more specifically, Box. If we are unable to develop and offer services that meet these obligations or help our customers meet their requirements under the laws, regulations, case law or guidance issued relating to privacy, data protection, or information security, we may become unable to provide services in these regions and/or be subject to significant fines and penalties, which would harm our business.

We also expect laws, regulations, industry standards and other obligations worldwide relating to privacy, data protection, ransomware and cybersecurity to continue to evolve, and that there will continue to be new, modified, and re-interpreted laws, regulations, standards, and other obligations in these areas. We cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of, existing laws and regulations, industry standards, or other obligations may have on us or our business. Moreover, these existing and proposed laws, regulations, standards, and other actual or asserted obligations can be difficult and costly to comply with, delay or impede the development or adoption of our products and services, reduce the overall demand for our products and services, increase our operating costs, require modifications to our policies, practices, or products or services, require significant management time and attention, and slow the pace at which we close (or prevent us from closing) sales transactions. Additionally, any actual or alleged noncompliance with these laws, regulations, standards, or other actual or asserted obligations could result in negative publicity and subject us to investigations and other proceedings by regulatory authorities, claims, demands, and litigation by private entities, or other requested remedies or demands, including demands that we modify or cease existing business practices, and expose us to significant fines, penalties and other damages and liabilities. In addition to the possibility of fines, proceedings, demands, claims, and litigation, we may find it necessary or appropriate to fundamentally change our business activities and practices, including the establishment of in-region data storage or other data processing operations, or modify or cease offering certain products or services, any of which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new offerings and features could be limited.

Furthermore, government agencies may seek to access sensitive information that our users upload to Box, or restrict users' access to Box. Laws and regulations relating to government access and restrictions are evolving, and compliance with such laws and regulations could limit adoption of our services by users and create burdens on our business. Moreover, regulatory investigations into, or other proceedings by regulators or private entities involving, our compliance with privacy-related laws and regulations could increase our costs and divert management attention.

If we are not able to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our growth could be harmed.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, or cause existing customers to elect not to renew their agreements with us. Our customers also expect, and in some instances require, us to meet voluntary certifications or adhere to guidelines or standards established by third parties, to offer particular controls, or otherwise support customer-specific requirements. Although we currently have certain certifications such as AICPA SOC 1, 2 and 3 reports, and ISO/IEC 27001, 27017, 27018, and 27701 we may not be successful in continuing to maintain these certifications or in obtaining other certifications or otherwise being able to adhere to or comply with all customer requirements. In addition, some of the industries and/or regions that we serve have specific requirements relating to security and regulatory standards, such as GxP, FedRAMP and StateRAMP, and those required by HIPAA, FINRA, HITECH Act, and Asia-Pacific Economic Cooperation Privacy Recognition for Processors and Cross Border Privacy Rules. As we expand into new industries and regions, we will likely need to comply with these and other new requirements to compete effectively. We may not always be able to support or comply with all of these customer requirements. If we cannot adequately comply with these requirements, our growth could be adversely impacted, we may face a loss of customers or difficulty attracting new customers in impacted industries, and we could incur significant liability and our reputation and business could be harmed.

Risks Related to Our Technical Operations Infrastructure and Dependence on Third Parties

If we are unable to ensure that our solutions interoperate with operating systems and software applications developed by others, our service may become less competitive, and our operating results may be harmed.

We offer our services across a variety of operating systems and through the internet. We are dependent on the interoperability of our platform with third-party mobile devices, tablets, desktop and mobile operating systems, as well as web browsers that we do not control. Any changes in such systems, devices or web browsers that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services and our ability to deliver high quality services. We may not succeed in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, infrastructure, devices, web browsers and standards. In the event that our users experience difficulty accessing and using our services, our user growth may be harmed, and our business and operating results could be adversely affected.

If we fail to effectively manage our technical operations infrastructure, our customers may experience service outages and delays in the deployment of our services, which may adversely affect our business.

We have experienced significant growth in the number of users and the amount of data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our operations infrastructure to meet our customers' needs. We also seek to maintain excess capacity to facilitate the rapid provisioning of new customer deployments and the expansion of existing customer deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our services. However, the provision of new hosting infrastructure requires significant lead-time. We have experienced, and may in the future experience, website disruptions, incidents of data corruption and loss, service outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, changes to our core services architecture, changes to our infrastructure necessitated by legal and compliance requirements governing the storage and transmission of data, human or software errors, viruses, security attacks, fraud, spikes in customer usage, primary and redundant hardware or connectivity failures, dependent data center and other service provider failures and denial of service issues. Additionally, our ability to properly manage our technical operations infrastructure depends on the reliability of the global supply chain for hardware, network, and platform infrastructure equipment. Significant and unforeseen disruptions to the supply chain may impede our ability to meet our infrastructure capacity requirements. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time, which may harm our reputation and operating results. Furthermore, if we encounter any of these problems in the future, our customers may lose access to important data or experience data corruption or service outages that may subject us to financial penalties, other liabilities and customer losses. If our operations infrastructure fails to keep pace with increased sales, customers may experience delays as we seek to obtain additional capacity, which could adversely affect our reputation and our business.

Interruptions or delays in service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services and harm our business.

We currently store and process our customers' information within multiple third-party data center hosting facilities located in Nevada and, increasingly, in third-party cloud computing and hosting facilities inside and outside of the United States. As we continue to migrate more of our storage and processing operations to cloud computing and hosting facilities operated by third parties, our service will become more susceptible to interruptions or delays that are out of our direct control. These third parties are vulnerable to operational and technological disruptions, including from cyber-attacks and security breaches and incidents, which may negatively impact our ability to provide services to our customers and operate our business. Similarly, as part of our disaster recovery arrangements, our production environment and metadata related to our customers' data is currently replicated in near real time in facilities located in Nevada. In addition, all of our customers' data is typically replicated on third-party storage platforms located inside and outside of the United States. These facilities may be located in areas prone to natural disasters and may experience events such as earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, cyber-attacks and similar misconduct, including by state-sponsored or otherwise well-funded actors. Any damage to, or failure of, our systems generally, or those of the third-party cloud computing and hosting providers, could result in interruptions in our service, which may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rate and our ability to attract new customers. We may only have limited remedies against third-party providers in the event of any service disruptions. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. Our business will also be harmed if our customers and potential customers believe our service is unreliable. Despite precautions taken at our third-party data center hosting facilities, the occurrence of disasters, security issues (including an act of terrorism or an armed conflict), certain geopolitical events, labor or trade disputes, or pandemics (such as COVID-19), could lead to a decision to close the facilities without adequate notice or other unanticipated problems that result in lengthy interruptions in our service or cause us to not comply with certification requirements. Even with the disaster recovery arrangements, we have never performed a full live failover of our services and, in an actual disaster, we could learn our recovery arrangements are not sufficient to address all possible scenarios and our service could be interrupted for a longer period than expected. We have encountered issues in the past that have caused Box services to be temporarily unavailable, and we cannot assure you that we will not experience interruptions or delays in our service in the future. If third parties are unable to perform services for us because of service interruptions or extended outages, or because those services are no longer available on commercially reasonable terms, our expenses could increase and our customers' use of our products could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

Moreover, we are currently executing on a long-term strategy to transition to third-party cloud computing and hosting providers and decommission on-premise infrastructure hosted in data centers. As we migrate from data centers we currently operate to third-party cloud computing and hosting providers, we are moving and transferring our data and our customers' data. Despite precautions taken during any of these data center moves and data transfers, any unsuccessful data transfers may impair the delivery of our service and materially and adversely disrupt our operations and our service delivery to our customers, which could result in contractual penalties or damage claims from customers. In addition, changes to our data center infrastructure could occur over a period longer than planned, require greater than expected investment and other internal and external resources, and cause us to incur increased costs as we operate multiple data center facilities while we increase our third-party cloud computing capacity. For example, we expect our cost of revenue to increase in absolute dollars and as a percentage of revenue in the first half of fiscal year 2024 due to redundant public cloud and data center expenses as we execute on our migration to the pubic cloud from colocated data centers. It may also take longer than expected to realize the intended benefits from any data center infrastructure migrations and improvements, and disruptions or unexpected costs may continue to occur while we enhance our data center infrastructure.

Our services are becoming increasingly mission-critical for our customers and if these services fail to perform properly or if we are unable to scale our services to meet our customers' needs, our reputation could be adversely affected, our market share could decline and we could be subject to liability claims.

Our services are becoming increasingly mission-critical to our customers' business operations, as well as their ability to comply with legal requirements, regulations, and standards such as GxP, FINRA, HIPAA, FedRAMP and StateRAMP. These services and offerings are inherently complex and may contain material defects or errors that could cause interruptions in the availability of our services, as well as user error, which could result in loss or delayed market acceptance and sales, breach of contract or warranty claims, issuance of sales credits or refunds for prepaid amounts related to unused subscription services, loss of customers, diversion of development and customer service resources, and harm to our reputation. The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results. Further, our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our insurance may not cover all claims made against us and defending a lawsuit, regardless of its merit, could be costly and divert management's attention. Because of the large amount of data that we collect and manage, it is possible that hardware failures, software errors, errors in our systems, or by third-party service providers, user errors, or internet outages could result in significant data loss or corruption. Furthermore, the availability or performance of our services could be adversely affected by a number of factors, including customers' inability to access the internet, the failure of our network or software systems, security breaches or variability in customer traffic for our services. We have been, and in the future may be, required to issue credits or refunds for prepaid amounts related to unused services or otherwise be liable to our customers for damages they may incur resulting from some of these events.

Furthermore, we will need to ensure that our services can scale to meet the needs of our customers, particularly as we continue to focus on larger enterprise customers. If we are not able to provide our services at the scale required by our customers, potential customers may not adopt our solution and existing customers may not renew their agreements with us.

We rely on third parties for certain financial and operational services essential to our ability to manage our business. A failure or disruption in these services could materially and adversely affect our ability to manage our business effectively.

We rely on third parties for certain essential financial and operational services. We receive many of these services on a subscription basis from various software-as-a-service companies that are smaller and have shorter operating histories than traditional software vendors. Moreover, these vendors provide their services to us via a cloud-based model instead of software that is installed on our premises. We depend upon these vendors to provide us with services that are always available and are free of errors or defects that could cause disruptions in our business processes, and any failure by these vendors to do so, or any disruptions in networks or the availability of the internet, would adversely affect our ability to operate and manage our operations.

We employ third-party software for use in or with our services, and the inability to maintain licenses to this software, or errors in the software, could result in increased costs, or reduced service levels, which would adversely affect our business.

Our services incorporate certain third-party software obtained under open source licenses or licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of the software used in our services with new third-party software may require significant work and require substantial investment of our time and resources. Also, to the extent that our services depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our services, delay the introduction of new services, result in a failure of our services, and injure our reputation. Our use of additional or alternative third-party software would require us to enter into additional license agreements with third parties. If we are unable to maintain licenses to software necessary to operate our business, or if third-party software that we use contains errors or defects, our costs may increase, or the services we provide may be harmed, which would adversely affect our business.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, such as alliance partners, resellers, distributors, system integrators and developers. For example, we have entered into agreements with partners such as Adobe, Apple, Cisco, Cloudfare, Google, IBM, Macnica Networks, Microsoft, Mitsui Knowledge Industry, Okta, Palo Alto Networks, Salesforce, ServiceNow, Slack and Zoom to market, resell, integrate with or endorse our services. Identifying partners and resellers, and negotiating and documenting relationships with them, requires significant time and resources.

We also depend on our ecosystem of system integrators, partners and developers to create applications that will integrate with our platform or permit us to integrate with their product offerings. This presents certain risks to our business, including:

- we cannot provide any assurance that these third-party applications and products meet the same quality standards that we apply to our own development efforts, and to the extent that they contain bugs or defects or otherwise fail to perform as expected, they may create disruptions in our customers' use of our services or negatively affect our brand and reputation;

- we do not currently provide support for software applications developed by our partner ecosystem, and users may be left without support and potentially cease using our services if these system integrators and developers do not provide adequate support for their applications;

- we cannot provide any assurance that we will be able to successfully integrate our services with our partners' products or that our partners will continue to provide us the right to do so; and

- these system integrators, partners and developers may not possess the appropriate intellectual property rights to develop and share their applications.

In addition, our competitors may be effective in providing incentives to third parties to favor their products or services, or to prevent or reduce subscriptions to our services. In some cases, we also compete directly with our partners' product offerings, and if these partners stop reselling or endorsing our services or impede our ability to integrate our services with their products, our business and operating results could be adversely affected. Moreover, competitor acquisitions of our partners could result in a decrease in the number of current and potential customers, as our partners may no longer facilitate the adoption of our services by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, or realizing the anticipated benefits from such partnerships, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer usage of our services or increased revenue.

Our business is subject to the risks of natural disasters, pandemics and other catastrophic events that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

The occurrence of any catastrophic event, including a pandemic (such as COVID-19), earthquake, fire, flood, tsunami, or other weather event, power loss, telecommunications failure, software or hardware malfunctions, cyber-attack, war, or terrorist attack, could result in lengthy interruptions in our service. Our corporate headquarters is located in the San Francisco Bay Area, a region known for seismic activity. Our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, pandemics, acts of terrorism or war could cause disruptions to the internet or the economy as a whole, which could have a significant impact on our business and operating results. If our or our partners' business continuity and disaster recovery arrangements prove to be inadequate, our services could be interrupted. Our partners, suppliers, and customers are also subject to the risk of catastrophic events. In those events, our ability to deliver our services in a timely manner, as well as the demand for our services, may be adversely impacted by factors outside our control. If our systems were to fail or be negatively impacted as a result of a natural disaster, pandemic or other catastrophic event, our ability to deliver our services to our customers would be impaired, we could lose critical data, our reputation could suffer and we could be subject to contractual penalties.

In addition, while the long-term effects of climate change on the global economy and the technology industry in particular are unclear, we recognize that there are inherent climate related risks wherever business is conducted. Any of our primary locations may be vulnerable to the adverse effects of climate change. For example, our California corporate offices have historically experienced, and are projected to continue to experience, physical climate change risks, including drought and water scarcity, warmer temperatures, rising sea levels, wildfires and air quality impacts and power shut-offs associated with wildfire prevention. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business, our third-party suppliers, and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations. Transitional climate change risks may subject us to increased regulations, reporting requirements, standards, or expectations regarding the environmental impacts of our business and untimely or inaccurate disclosure could adversely affect our reputation, business or financial performance.

If we overestimate or underestimate our data center capacity requirements, our operating results could be adversely affected.

We continuously evaluate our short- and long-term data center capacity requirements to ensure adequate capacity for new and existing customers while minimizing unnecessary excess capacity costs. If we overestimate the demand for our cloud content management services and therefore secure excess data center capacity, our operating margins could be reduced. If we underestimate our data center capacity requirements or if we are unable to meet our contractual minimum commitments, we may not be able to service the expanding needs of customers and may be required to limit new customer acquisition or provide credits or refunds to existing customers, which would impair our revenue growth and harm our operating results. Furthermore, regardless of our ability to appropriately manage our data center capacity requirements, only a small percentage of our customers currently use Box to organize all of their internal files, and an increase in the number of organizations, in particular large businesses and enterprises, that use our service as a larger component of their content storage requirements, could result in lower gross and operating margins or otherwise have an adverse impact on our financial condition and operating results.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself, or disruption in access to the internet or critical services on which the internet depends, may diminish the demand for our services, and could have a negative impact on our business.

The future success of our business depends upon the continued use and availability of the internet as a primary medium for commerce, communication and business services. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our services, increase our cost of doing business, adversely affect our operating results, and require us to modify our services in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based services such as ours.

In addition, the use of the internet and, in particular, the cloud as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by "viruses," "worms," "denial of service attacks" and similar malicious activity. The internet has also experienced a variety of outages, disruptions and other delays as a result of this malicious activity targeted at critical internet infrastructure. These service disruptions could diminish the overall attractiveness to existing and potential customers of services that depend on the internet and could cause demand for our services to suffer.

Risks Related to Employees and Managing Our Growth

We depend on our key employees and other highly skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.

Our future success depends upon our continued ability to identify, hire, develop, motivate and retain highly skilled personnel, representing diverse backgrounds, experiences, and skill sets, including senior management, engineers, designers, product managers, sales representatives, and customer support representatives. Identifying, recruiting, training and integrating qualified individuals will require significant time, expense and attention. In addition to hiring new employees, we must continue to focus on retaining our best employees, and fostering a diverse and inclusive work environment that enables all of our employees to prosper. Competition for highly skilled personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located. We may need to invest significant amounts of cash and equity to attract new employees and retain existing employees, and we may never realize returns on these investments. Moreover, our ability to attract and hire personnel may be materially adversely affected by changes to immigration laws or the availability of work visas. Furthermore, as our employees work remotely from geographic areas across the globe and more of our employees work remotely on a permanent basis, we may need to reallocate our investment of resources and closely monitor a variety of local regulations and requirements, and we may experience unpredictability in our expenses and employee work culture. If we are not able to effectively add and retain employees, or if our employees do not perform to the standards we expect of them, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.

Our success is also dependent upon contributions from our executive officers and other key employees and, in particular, Aaron Levie, our co-founder and Chief Executive Officer. There may be changes in our senior management team that could disrupt our business. The loss of one or more of our executive officers or key employees, or the failure of our senior management team to work together effectively and execute our plans and strategies, could harm our business.

Failure to adequately expand and optimize our direct sales force and successfully maintain our online sales experience could impede our growth.

We will need to continue to optimize our sales infrastructure in order to grow our customer base and business. As a result of weakened economic conditions and the COVID-19 pandemic, we have significantly curtailed our employees' business-related travel, which may negatively impact our ability to recruit and train our sales force. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenue. If we are unable to hire, develop and retain talented sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not realize the intended benefits of this investment or increase our revenue.

We maintain our Box website to efficiently service our high volume, low dollar customer transactions and certain customer inquiries. Our goal is to continue to evolve this online experience so it effectively serves the increasing and changing needs of our growing customer base. If we are unable to maintain an effective online solution to meet the future needs of our online customers and to eliminate fraudulent transactions occurring in this channel, we could see reduced online sales volumes as well as a decrease in our sales efficiency, which could adversely affect our results of operations.

Any acquisitions and investments we make could disrupt our business and harm our financial condition and operating results.

We have acquired, and may in the future acquire, other companies, employee teams, or technologies to complement or expand our services and grow our business. We may not be able to successfully complete or integrate identified acquisitions. Moreover, we may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition. The risks we face in connection with acquisitions include:

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;

- coordination of research and development and sales and marketing functions;

- retention of key employees from the acquired company;

- cultural challenges associated with integrating employees from the acquired company into our organization;

- integration of the acquired company's technology and products into our business, particularly if the acquired company's software and services are not easily adapted to work with our products;

- integration of the acquired company's accounting, management information, human resources and other administrative systems, as well as the acquired operations, and any unanticipated expenses related to such integration;

- the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

- liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

- completing the transaction and achieving the anticipated benefits of the acquisition within the expected timeframe or at all;

- unanticipated write-offs, expenses, charges or risks associated with the transaction;

- litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties, which may differ from or be more significant than the risks our business faces; and

- acquisitions could result in dilutive issuances of equity securities or the incurrence of debt.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the write-off of goodwill, any of which could harm our financial condition or operating results.

Our company culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that our culture has been and will continue to be a key contributor to our success. We expect to continue to hire additional employees as we expand our business. As our organization expands globally and as employees' workplace expectations develop, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture globally. These difficulties may be further amplified by our decision to maintain a hybrid workforce. If we do not continue to develop our company culture or maintain our core values as we grow and evolve both in the United States and abroad, we may be unable to foster the innovation, creativity and teamwork we believe we need to support our growth.

Risks Related to Our Intellectual Property

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends on developing or licensing our own intellectual property and not infringing upon the valid intellectual property rights of others. Our competitors, as well as a number of other entities, including non-practicing entities, and individuals, may own or claim to own intellectual property relating to our industry.

From time to time, third parties have claimed, and in the future may claim, that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify services, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations. During the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts or investors regard these announcements as negative, the market price of our Class A common stock may decline.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and brand.

Our success and ability to compete depend in part on our intellectual property. We primarily rely on copyright, patent, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We may not be able to obtain any further patents, and our pending applications may not lead to the issuance of patents. We may also have to expend significant resources to obtain additional patents as we expand our international operations.

In order to protect our intellectual property rights, we may spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and may result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could materially adversely affect our brand and adversely impact our business.

Our services contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative impact on our business.

We use open source software in our services and will use open source software in the future. In addition, we regularly contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate doing so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our services. Additionally, from time to time third parties may claim ownership of, or demand release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seek to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source code may contain bugs or other defects and open source licensors generally do not provide warranties or controls on the functionality or origin of software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we cannot prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and could have a negative effect on our business, financial condition and operating results.

Risks Related to Our Financial Position and Need for Additional Capital

We may require additional capital to support our liabilities, operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

On occasion, we may need additional financing for a variety of reasons, including servicing our liabilities, operating or growing our business, responding to business opportunities, undertaking acquisitions, funding stock repurchases, or repaying our Convertible Senior Notes due 2026 (the "Notes").

For example, in January 2021, we issued $345.0 million aggregate principal amount of Notes, which we have irrevocably elected to settle in cash upon maturity. Additionally, in May 2021, we issued and sold 500,000 shares of our Series A Convertible Preferred Stock for an aggregate purchase price of $500 million. Our ability to refinance or obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors. We cannot guarantee that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Class A common stock, and our existing stockholders may experience dilution. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed. Rising interest rates may reduce our access to equity-linked or debt capital and increase our cost of borrowings, which could adversely impact our business, operating results and financial position.

Financing agreements we are party to or may become party to may contain operating and financial covenants that restrict our business and financing activities.

Our senior credit facility contains certain operating and financial restrictions and covenants that may restrict our and our subsidiaries' ability to, among other things, incur indebtedness, grant liens on our assets, make loans or investments, consummate certain merger and consolidation transactions, dispose of assets, incur contractual obligations and commitments and enter into affiliate transactions, subject in each case to customary exceptions. We are also required to comply with a maximum senior secured leverage ratio, a maximum total leverage ratio and a minimum interest coverage ratio. These restrictions and covenants, as well as those contained in any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under the senior credit facility and any future financial agreements that we may enter into and under other arrangements containing cross-default provisions. If not waived, defaults could cause our outstanding indebtedness under our senior credit facility and any future financing agreements that we may enter into to become immediately due and payable, and permit our lenders to terminate their lending commitments and to foreclose upon any collateral securing such indebtedness.

Risks Related to Financial, Accounting, Tax and Other Legal Matters

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and the listing standards of the New York Stock Exchange (NYSE). We have expended, and anticipate that we will continue to expend, significant resources to comply with these rules and regulations.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Additionally, to the extent that we acquire other businesses, the acquired company may not have a sufficiently robust system of internal controls and we may uncover new deficiencies. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting

obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of our internal control over financial reporting that we are required to include in our periodic reports that we file with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results, and cause a decline in the market price of our Class A common stock.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. These or other changes in accounting principles could adversely affect our financial results. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

Tax laws or regulations could be enacted or changed and existing tax laws or regulations could be applied to us or to our customers in a manner that could increase the costs of our services and adversely impact our business.

The application of federal, state, local and international tax laws to services provided electronically is unclear and continuously evolving. Income, sales, use, value added or other tax laws, statutes, rules, regulations or ordinances could be enacted or amended at any time, possibly with retroactive effect, and could be applied solely or disproportionately to services provided over the internet. These enactments or amendments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties, as well as interest for past amounts. For example, we are subject to examination regarding our interpretation of tax laws by domestic and foreign tax authorities. If the taxing authorities do not agree with our interpretations, or if we become subject to an adverse tax assessment, we may incur significant liabilities and/or be required to change our practices going forward. Further, to the extent it is determined that our customers should have paid certain taxes, and if we are unsuccessful in collecting such taxes due from our customers, we could be held liable for such costs and/or interest and penalties, thereby adversely impacting our operating results and cash flows.

We may be subject to additional tax liabilities resulting from changes in our provision for income taxes or an adverse tax ruling.

Judgment is required in determining our worldwide provision for income taxes. These determinations are highly complex and require detailed analysis of the available information and applicable statutes and regulatory materials. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax practices, provisions and accruals. If we receive an adverse ruling as a result of an audit, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, there could be a material effect on our tax provision, net loss or cash flows in the period or periods for which that determination is made. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to additional tax liability (including penalties and interest) for a particular year for extended periods of time.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of January 31, 2023, we had U.S. federal net operating loss carryforwards of approximately $587.8 million, state net operating loss carryforwards of approximately $557.1 million, and foreign net operating loss carryforwards of approximately $304.8 million. Under Sections 382 and 383 of Internal Revenue Code of 1986, as amended (the "Code"), if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. If we experience ownership changes as a result of future transactions in our stock, then we may be further limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition and operating results.

We are subject to governmental export controls that could impair our ability to compete in international markets due to licensing requirements and economic sanctions programs that subject us to liability if we are not in full compliance with applicable laws.

Certain of our services are subject to export controls, including the U.S. Department of Commerce's Export Administration Regulations and various economic and trade sanction regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. The provision of our products and services must comply with these laws. The U.S. export control laws and U.S. economic sanctions laws include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities and also require authorization for the export of encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our services or could limit our customers' ability to implement our services in those countries.

Although we take precautions to prevent our services from being provided in violation of such laws, our solutions may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.

Changes in tariffs, sanctions, international treaties, export/import laws and other trade restrictions or trade disputes may delay the introduction and sale of our services in international markets, prevent our customers with international operations from deploying our services or, in some cases, prevent the export or import of our services to certain countries, governments, persons or entities altogether. Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our services, or in our decreased ability to export or sell our services to existing or potential customers with international operations. Any decrease in the use of our services or limitation on our ability to export or sell our services would likely adversely affect our business, financial condition and operating results.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. In addition to our own sales force, we also leverage third parties to sell our products and services and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

Risks Related to Ownership of Our Class A Common Stock

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions:

- authorizing a classified board of directors whose members serve staggered three-year terms;

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our Class A common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors; and

- controlling the procedures for the conduct and scheduling of board directors and stockholder meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of the voting power of our outstanding capital stock from engaging in certain business combinations without approval of the holders of at least two-thirds of the voting power of our outstanding capital stock not held by such stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, each of which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

Section 22 of the Securities Act of 1933 establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act against any person in connection with an offering of our securities.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies' organizational documents have been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.

We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term stockholder value.

We repurchase shares of our Class A common stock in open market transactions from time to time pursuant to publicly announced stock repurchase program approved by our board of directors. During fiscal year 2023, we repurchased 10.2 million shares for a total amount of $266.7 million and during fiscal year 2022, we repurchased 13.3 million shares for a total amount of $328.5 million. Any share repurchases remain subject to the circumstances in place at that time, including prevailing market prices, and we are not obligated to repurchase a specified number or dollar value of shares. As a result, there can be no guarantee around the timing or volume of our share repurchases. In addition, as part of the Inflation Reduction Act signed into law in August 2022, the United States implemented a 1% excise tax on the value of certain stock repurchase by publicly traded companies. This tax could increase the costs to us of any share repurchases. The stock repurchase program could affect the price of our Class A common stock, increase volatility and diminish our cash reserves. Our repurchase program may be suspended or terminated at any time and, even if fully implemented, may not enhance long-term stockholder value.

The market price of our Class A common stock has been and may continue to be volatile, and you could lose all or part of your investment.

The market price of our Class A common stock has been and may continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, factors that could cause fluctuations in the market price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the market prices and trading volumes of technology or other public company stocks;

- changes in operating performance and stock market valuations of other technology companies generally or those in our industry in particular;

- general economic conditions and slow or negative growth of our markets;

- purchases and sales of shares of our Class A common stock by us or our stockholders;

- whether our results of operations meet the expectations of securities analysts or investors and changes in actual or future expectations of investors or securities analysts;

- the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

- announcements by us or our competitors of new products or services;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our operating results or fluctuations in our operating results;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses or technologies by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- network or service outages, internet disruptions, the availability of our service, security breaches or perceived security breaches and vulnerabilities;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- actions instituted by activist shareholders or others, and our response to such actions;

- any significant change in our management;

- fluctuations in foreign currency exchange rates; and

- catastrophic events, including pandemics, earthquakes, fires, floods, tsunamis or other weather events, power loss, telecommunications failures, software or hardware malfunctions, cyber-attacks, wars, or terrorist attacks.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. Any future securities litigation could result in substantial costs and a diversion of our management's attention and resources.

Servicing our future debt may require a significant amount of cash, and we may not have sufficient cash flow from our business to settle conversions of our Notes in cash, repay the Notes at maturity, or repurchase the Notes as required following a fundamental change.

In January 2021, we issued $345.0 million aggregate principal amount of Notes. Prior to October 15, 2025, the Notes are convertible at the option of the holders only under certain conditions or upon occurrence of certain events as described in Note 10, Part II, Item 8 of this Annual Report on Form 10-K. We have made an irrevocable election to settle the principal of the Notes in cash upon any conversion of the Notes. As a result, if holders of the Notes elect to convert their Notes, we will be required to make cash payments in respect of the Notes being converted. Holders of the Notes also have the right to require us to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any. If the Notes have not previously been converted or repurchased, we will be required to repay the outstanding principal amount of the Notes, plus accrued and unpaid special interest, if any, in cash at maturity. The Notes are scheduled to mature on January 15, 2026.

Our ability to make required cash payments in connection with conversions of the Notes, repurchase the Notes in the event of a fundamental change, or to repay or refinance the Notes at maturity will depend on market conditions and our past and expected future performance, which is subject to economic, financial, competitive, and other factors beyond our control. We also may not use the cash proceeds we raised through the issuance of the Notes in an optimally productive and profitable manner. Since inception, our business has generated net losses, and while we were profitable in fiscal year 2023, we may continue to incur significant losses in the future. As a result, we may not have enough available cash or be able to obtain financing, or financing at acceptable terms, at the time we are required to repurchase or repay the Notes or pay cash with respect to Notes being converted.

In addition, our ability to repurchase or pay cash upon conversion or at maturity of the Notes may be limited by law or regulatory authority. Our failure to repurchase Notes following a fundamental change or to pay cash upon conversion or at maturity of the Notes as required by the indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under our senior credit facility, our other outstanding indebtedness, or agreements governing our future indebtedness and could have a material adverse effect on our business, results of operations, and financial condition. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or to pay cash upon conversion or at maturity of the Notes.

Furthermore, if any of the conditions to the convertibility of the Notes are satisfied, then we may be required under applicable accounting standards to reclassify the carrying value of the Notes to current, rather than long-term. This reclassification could materially reduce our reported working capital.

The capped call transactions we entered into in connection with the issuance of the Notes may affect the value of our Class A common stock.

In connection with the issuance of the Notes, we entered into capped call transactions with various counterparties (the "Capped Calls"). The Capped Calls cover, subject to customary adjustments, the number of shares of our Class A common stock initially underlying the Notes. The Capped Calls are expected generally to reduce or offset the potential dilution to our Class A common stock upon any conversion of the Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price.

From time to time, the counterparties to the Capped Calls or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions prior to the maturity of the Notes. This activity could also cause or prevent an increase or a decrease in the market price of our Class A common stock or the Notes.

We are subject to counterparty risk with respect to the Capped Calls.

The counterparties to the Capped Calls that we entered into are financial institutions, and we will be subject to the risk that one or more of the counterparties may default or otherwise fail to perform, or may exercise certain rights to terminate, their obligations under the Capped Calls. Our exposure to the credit risk of the counterparties will not be secured by any collateral.

Global economic conditions have in the past resulted in the actual or perceived failure or financial difficulties of many financial institutions. If a counterparty to one or more Capped Calls becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under such transaction. Our exposure will depend on many factors but, generally, our exposure will increase if the market price or the volatility of our Class A common stock increases. In addition, upon a default or other failure to perform, or a termination of obligations, by a counterparty, the counterparty may fail to deliver the consideration required to be delivered to us under the Capped Calls and we may experience more dilution than we currently anticipate with respect to our Class A common stock. We can provide no assurances as to the financial stability or viability of the counterparties.

Our business could be negatively affected as a result of actions of activist shareholders.

We value constructive input from investors and regularly engage in dialogue with our shareholders regarding strategy and performance. Our board of directors and management team are committed to acting in the best interests of all of our shareholders.

Responding to actions by activist shareholders could be costly and time-consuming, disrupt our operations and divert the attention of management and our employees. For example, in 2021, we were engaged in a proxy contest with an activist shareholder that was very costly and diverted a significant amount of time from our board of directors and management. Additionally, perceived uncertainties as to our future direction as a result of shareholder activism or changes to the composition of our board of directors may lead to the perception of a change in the direction of our business or other instability, which may be exploited by our competitors and/or other activist shareholders and cause concern to our current or potential customers, employees, investors, strategic partners and other constituencies, which could result in lost sales and the loss of business opportunities and make it more difficult to attract and retain qualified personnel and business partners. If customers choose to delay, defer or reduce transactions with us or do business with our competitors instead of us, then our business, financial condition and operating results would be adversely affected. In addition, our share price could experience periods of increased volatility as a result of shareholder activism.

The holders of Series A Convertible Preferred Stock are entitled to vote on an as-converted to Class A common stock basis and have rights to approve certain actions. Additionally, KKR may exercise influence over us through their ability to designate a member of our board of directors.

In May 2021, we issued 500,000 shares of our Series A Convertible Preferred Stock to a group of investors led by KKR & Co. Inc. ("KKR," and such group of investors, the "Investors"). The holders of our Series A Convertible Preferred Stock are generally entitled to vote with the holders of our Class A common stock on all matters submitted for a vote of holders of shares of Class A common stock (voting together with the holders of shares of Class A common stock as one class) on an as-converted basis.

Pursuant to that certain Investment Agreement dated April 7, 2021, by and among Box, Inc. and Powell Investors III L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., Tailored Opportunistic Credit Fund, and CPS Holdings (US) L.P. (the "Investment Agreement"), KKR has the right to designate one candidate for nomination for election to our board of directors for so long as KKR and its permitted transferees maintain minimum aggregate holdings of our stock as described in further detail in the Investment Agreement. Notwithstanding the fact that all directors are subject to fiduciary duties to us and to applicable law, the interests of the KKR director designee may differ from the interests of our security holders as a whole or of our other directors.

Additionally, the consent of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock is required in order for us to take certain actions, including issuances of securities that are senior to, or equal in priority with, the Series A Convertible Preferred Stock, and payments of special dividends in excess of an agreed upon amount.

As a result, the holders of Series A Convertible Preferred Stock may in the future have the ability to influence the outcome of certain matters affecting our governance and capitalization.

The issuance of shares of our Series A Convertible Preferred Stock reduces the relative voting power of holders of our Class A common stock, and the conversion of those shares into shares of our Class A common stock would dilute the ownership of Class A common stockholders and may adversely affect the market price of our Class A common stock.

The holders of our Series A Convertible Preferred Stock are entitled to vote, on an as-converted basis, together with holders of our Class A common stock on all matters submitted to a vote of the holders of our Class A common stock, which reduces the relative voting power of the holders of our Class A common stock. In addition, the conversion of our Series A Convertible Preferred Stock into Class A common stock would dilute the ownership interest of existing holders of our Class A common stock, and any conversion of the Series A Convertible Preferred Stock would increase the number of shares of our Class A common stock available for public trading, which could adversely affect prevailing market prices of our Class A common stock.

Our Series A Convertible Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to the rights of, our Class A common stockholders, which could adversely affect our liquidity and financial condition.

The holders of our Series A Convertible Preferred Stock have the right to receive a payment on account of the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our business before any payment may be made to holders of any other class or series of capital stock. In addition, dividends on the Series A Convertible Preferred Stock accrue and are cumulative at the rate of 3.0% per annum, compounding quarterly, and paid-in-kind or paid in cash, at our election.

The holders of our Series A Convertible Preferred Stock also have certain redemption rights, including the right to require us to repurchase all or any portion of the Series A Convertible Preferred Stock at any time following the seventh anniversary of the original issuance date, at 100% of the liquidation preference thereof plus all accrued but unpaid dividends. In addition, upon prior written notice of certain change of control events, the shares of the Series A Convertible Preferred Stock will automatically be redeemed by us for a repurchase price equal to the greater of (i) the value of the shares of Series A Convertible Preferred Stock as converted into Class A common stock at the then-current conversion price and (ii) an amount in cash equal to 100% of the then-current liquidation preference thereof plus all accrued but unpaid dividends. In the case of clause (ii) above, we will also be required to pay the holders of our Series A Convertible Preferred Stock a "make-whole" premium consisting of dividends that would have otherwise accrued from the effective date of such change of control through the fifth anniversary of the original issuance date.

These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows available for working capital, capital expenditures, growth opportunities, acquisitions, and other general corporate purposes. Our obligations to the holders of our Series A Convertible Preferred Stock could also limit our ability to obtain additional financing, which could have an adverse effect on our financial condition. The preferential rights could also result in divergent interests between the holders of our Series A Convertible Preferred Stock and holders of our Class A common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market or our competitors, or if they adversely change their recommendations regarding our Class A common stock, the market price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock is influenced, to some extent, by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us adversely change their recommendations regarding our Class A common stock or provide more favorable recommendations about our competitors, the market price of our Class A common stock would likely decline. If any of the analysts who cover us cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price of our Class A common stock or trading volume to decline.

We do not expect to declare any dividends to holders of our Class A common stock in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Class A common stock in the foreseeable future. Consequently, investors may need to rely on sales of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase shares of our Class A common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 2. PROPERTIES

Our corporate headquarters, which includes research and development, sales, marketing, business operations and executive offices, is located in Redwood City, California. It consists of approximately 340,000 square feet of space under a lease that expires in fiscal 2029. We sublease a portion of this space.

We also lease offices in other locations, with our principal offices in San Francisco, California; Austin, Texas; New York, New York; Chicago, Illinois; London, England; Tokyo, Japan; and Warsaw, Poland. We intend to procure additional space as we add employees in our current locations and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.

Item 3. LEGAL PROCEEDINGS

Refer to Note 9 in Part II, Item 8 of this Annual Report on Form 10-K under the subheading "Legal Matters," which is incorporated herein by reference.

Item 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock began trading on the New York Stock Exchange under the symbol "BOX" on January 23, 2015. Prior to that date, there was no public trading market for shares of our Class A common stock.

Holders of Record

As of February 28, 2023, there were 111 holders of record of our Class A common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Class A common stock represented by these record holders.

Dividend Policy

We have never declared or paid cash dividends on our Class A common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our Class A common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Holders of our Series A convertible preferred stock are entitled to a cumulative dividend. Refer to Note 11 in Part II, Item 8 of this Annual Report on Form 10-K for more information about such dividends.

Unregistered Sales of Equity Securities

In February 2022, we issued 559,336 shares of our Class A common stock to certain former holders of capital stock and employees of SignRequest B.V. (the "Recipients") as payment of the stock consideration in connection with our acquisition of SignRequest, B.V. The issuance of the shares was deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended (the "Securities Act") in reliance on Section 4(a)(2) of the Securities Act, on the basis that, among other factors: (1) each of the Recipients represented that they were an "accredited investor" within the meaning of Rule 501(a) of Regulation D; (2) there was no general solicitation or advertising in connection with the issuance of the shares; (3) each of the Recipients represented that such Recipients (i) understood that the shares had not been registered under applicable federal and state securities laws, (ii) has the ability to bear the economic risks of their investments, (iii) acquired the shares for investment purposes and not with a view to resale, and (iv) will not sell or otherwise dispose of the shares while they are subject to restricted securities legends in the absence of registration or an applicable exemption from registration requirements; and (4) each Recipient or their purchaser representative, as applicable, received or had access to required information and had an opportunity to obtain additional information about us a reasonable period of time prior to the issuance of the shares.

Issuer Purchases of Equity Securities

Share repurchase activity during the three months ended January 31, 2023 was as follows (in thousands, except per share data):

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
November 1, 2022 to November 30, 2022	—	—	—	150,204
December 1, 2022 to December 31, 2022	145	$ 28.25	145	146,109
January 1, 2023 to January 31, 2023	183	$ 28.49	183	140,891
Total	328		328	

(1) Between July 2021 and January 31, 2023, our board of directors authorized the repurchase of up to an aggregate of $760 million of shares of our Class A common stock and we have repurchased approximately $595.3 million under these authorizations. We have entered into pre-set trading plans adopted in accordance with Rule 10b5-1 to effect such repurchases. The authorized repurchase plan will expire on November 29, 2023.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Box, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the cumulative total return to stockholders on our common stock relative to the cumulative total returns of the Standard & Poor's 500 Index, or S&P 500, and the NASDAQ Computer Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock and in each index on January 31, 2018 and its relative performance is tracked through January 31, 2023. The returns shown are based on historical results and are not intended to suggest future performance.



Company/Index	Base Period 01/31/2018	01/31/2019	01/31/2020	01/31/2021	01/31/2022	01/31/2023
Box, Inc.	$ 100	$ 94	$ 68	$ 78	$ 117	$ 144
S&P 500 Index	100	96	114	132	160	144
NASDAQ Computer Index	100	98	141	206	258	200

Item 6. RESERVED

Not applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section titled "Risk Factors" and in other parts of this Annual Report on Form 10-K.

A discussion regarding our financial condition and results of operations for the year ended January 31, 2023 compared to the year ended January 31, 2022 is presented below. A discussion regarding our financial condition and results of operations for the year ended January 31, 2022 compared to the year ended January 31, 2021 can be found under Part II, Item 7 of our Annual Report on Form 10-K for the year ended January 31, 2022, filed with the SEC on March 16, 2022, which is available on the SEC's website at www.sec.gov.

Overview

Box is the Content Cloud: a single secure, cloud-native platform for managing the entire content journey. Content – from blueprints to wireframes, videos to documents, proprietary formats to PDFs – is the source of an organization's unique value. The Box Content Cloud enables our customers, including 69% of the Fortune 500, to securely manage the entire content lifecycle, from the moment a file is created or ingested to when it's shared, edited, published, approved, signed, classified, and retained. Box keeps content secure and compliant, while also allowing easy access and sharing of this content from anywhere, on any device – both within the organization and with external partners.

With our Software-as-a-Service (SaaS) platform, users can collaborate on content both internally and with external parties, automate content-driven business processes, develop custom applications, and implement data protection, security and compliance features to comply with legal and regulatory requirements, internal policies and industry standards and regulations. The Box Content Cloud accelerates business processes, improves employee productivity, enables secure hybrid work, and protects an organization's most valuable data. Our platform enables a broad set of high-value business use cases across enterprises and user experiences. Our platform integrates with more than 1,500 leading enterprise business applications, supports hundreds of file formats and media types, and is compatible with multiple application environments, operating systems and devices, ensuring that workers can securely access their critical business content whenever and wherever they need it.

In addition, we continue to innovate by expanding our core services and offerings with a focus on frictionless security and compliance, seamless internal and external collaboration and workflow, and integration with best-of-breed applications. For example, we expect to release Box Canvas (currently in public beta), our natively integrated, interactive virtual whiteboarding tool, early this year in all Box plans. We also currently provide the following offerings: Box Sign, which enables customers to securely send documents for electronic signature directly from Box; Box Shield, our advanced security offering that helps customers reduce the risk of accidental content leakage and protect their business from insider threats and account compromise, as well as threat detection, response, and recovery for potential malware incidents, including ransomware; Box Relay, which allows our end users to easily build, manage and track their own workflows; Box Zones, which gives global customers the ability to store their content locally in certain regions; Box KeySafe, a solution that builds on top of Box's strong encryption and security capabilities to give customers greater control over the encryption keys used to secure the file contents that are stored with Box; Box Platform, which further enables customers and partners to build enterprise apps using our open APIs and developer tools; Box Governance, which gives customers a better way to comply with regulatory policies, help satisfy e-discovery requests and effectively manage sensitive business information throughout its lifecycle; and Box Notes, our native content authoring tool which enables users to seamlessly share and collaborate in real time. Box Shuttle allows for easy, affordable, self-service content migration of any file type, on any source system, into Box. In addition, with Box Consulting, organizations can access professional services on critical topics like implementation, technology and app development, and change management and user training. The increasing traction of these product innovations allows our customers to realize the full set of capabilities of our Content Cloud.

We offer our solution to our customers as a subscription-based service, with subscription fees based on the requirements of our customers, including the number of users and functionality deployed. The majority of our customers subscribe to our service through one-year contracts, although we also offer our services for terms ranging from one month to three years or more. We typically invoice our customers at the beginning of the term, in multi-year, annual, quarterly or monthly installments. We recognize revenue as we satisfy our performance obligations. Accordingly, due to our subscription model, we recognize revenue for our subscription services ratably over the term of the contract.

Our objective is to build an enduring business that creates sustainable revenue and earnings growth over the long term. To best achieve this objective, we focus on growing the number of users and paying organizations through direct field sales, direct inside sales, indirect channel sales and through word-of-mouth by individual users, some of whom use our services at no cost. Individual users and organizations can also simply sign up to use our solution on our website. We believe this approach not only helps us build a critical mass of users but also has a viral effect within organizations as more of their employees use our service and encourage their IT professionals to deploy our services to a broader user base.

As of January 31, 2023, we had over 100,000 paying organizations, and our solution was offered in 25 languages. We define paying organizations as separate and distinct buying entities, such as a company, an educational or government institution, or a distinct business unit of a large corporation, that have entered into a subscription agreement with us to utilize our services.

Organizations typically purchase our solution in the following ways: (i) employees in one or more small groups within the organization may individually purchase our service; (ii) organizations may purchase IT-sponsored, enterprise-level agreements with deployments for specific, targeted use cases ranging from tens to thousands of user seats; (iii) organizations may purchase IT- sponsored, enterprise-level agreements (ELAs) where the number of user seats sold is intended to accommodate and enable nearly all information workers within the organization in whatever use cases they desire to adopt over the term of the subscription; and (iv) organizations may purchase our Box Platform service to create custom business applications for their internal use and extended ecosystem of customers, suppliers and partners. Customers can choose between an a la carte approach (i.e., by purchasing specific add-on products to complement their Box subscription) or one of our bundled Enterprise Plus plan, which include multiple add-on products to help accelerate customer time to value.

We intend to continue scaling our organization to meet the increasingly complex needs of our customers. Our sales and customer success teams are organized to efficiently serve organizations ranging from small businesses to the world's largest global organizations. We have invested in our sales and marketing teams to sell our services around the world, as well as in our development efforts to deliver additional features and capabilities of our cloud services to address our customers' evolving needs. We also expect to continue to make investments in both our infrastructure to meet the needs of our growing global user base and our professional services organization (Box Consulting) to address the strategic needs of our customers in more complex deployments and to drive broader adoption across a wide array of use cases.

Current Period Highlights

For the years ended January 31, 2023 and 2022, our revenue was $990.9 million and $874.3 million, respectively, representing year-over-year growth of 13%. As of January 31, 2023, our remaining performance obligations were $1.245 billion, representing a 16% increase from our remaining performance obligations of $1.071 billion as of January 31, 2022. For the year ended January 31, 2023, our operating income was $36.8 million and our operating margin was 3.7%, compared to our operating loss of $27.6 million and our operating margin of negative 3.2% for the year ended January 31, 2022. For the year ended January 31, 2023, our net cash provided by operating activities was $298.0 million, an increase of 27% from net cash provided by operating activities of $234.8 million for the year ended January 31, 2022. For the year ended January 31, 2023, our non-GAAP free cash flow was $238.4 million, an increase of 40% from non-GAAP free cash flow of $170.2 million for the year ended January 31, 2022.

Continuous Innovation

During the fiscal year ended January 31, 2023, we launched several new products and product enhancements including:

- Box Canvas (Public beta) – a Box-native visual collaboration and whiteboarding tool. Box Canvas includes unlimited Canvases for every plan as well as an easy-to-use, feature-rich toolset that enables users to ideate, brainstorm and collaborate visually directly in Box.

- Content Insights – easy-to-understand engagement and performance visualizations. Content Insights takes the Box Content Cloud a layer deeper showing users how others engage with the content they care about and gives them the information needed to make data-driven decisions.

- Enhancements to Box Sign – since the launch of Box Sign - the e-signature solution natively integrated into Box - we introduced signer authentication, custom branding enhancements, and pre-built integrations with third party applications such as Appian, Salesforce, and many more.

- Enhancements to Box Shield – added new deep learning-based malware scanning to enable even more rigorous detection, response and recovery against sophisticated malware attacks, including ransomware. We also added more smart access controls with the introduction of Ethical Walls to prevent unauthorized sharing of information that could violate ethical or legal obligations or lead to conflicts of interests.

- Zero trust controls – we added the ability to apply more customizable security policies based on a subset of users, specifically for Device Trust, to drive zero trust security principles.

- Continued development in our partnership with Microsoft, including giving customers the ability to create editable shared links for Box files and edit Office files on Box directly in Microsoft Teams, with all content saved to the Box Content Cloud.

- An all-new Box Consulting portfolio, designed to help improve time-to-value for any organization using Box. The new portfolio includes the high-end, revamped Box Transform offering focused on helping organizations make structural optimizations in areas like security, business processes, and user adoption.

COVID-19 and Other Macroeconomic Factors on Our Business

We continue to monitor, analyze and respond to evolving developments regarding the COVID-19 pandemic, which has significantly impacted global economic activity and social practices. We have re-opened our offices globally for employees and have transitioned to a hybrid workforce (with a mix of employees working from offices and others working remotely). In addition, our customer and marketing events in the United States continue to be predominantly virtual-only experiences.

Although the COVID-19 pandemic did not have a material adverse impact on our financial results for our fiscal year 2023, the pandemic has negatively impacted some of our customers and prospects. As a result, we have experienced, and may continue to experience, increased customer churn and delayed sales cycles, as well as customers and prospective customers reducing budgets related to services that we offer. Despite these adverse impacts, the COVID-19 pandemic has fundamentally changed how organizations get work done, with many businesses shifting to remote and hybrid work environments. This shift has created additional opportunities for Box by enabling our customers' and prospects' employees to engage in secure hybrid work through our platform.

The extent to which the COVID-19 pandemic ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot all be predicted at this time. These factors are described in more detail in Part II, Item 1A "Risk Factors" of this Form 10-K. As a result, the extent and magnitude of the impact COVID-19 will have on our business and operating results cannot be predicted at this time.

In addition, our overall performance depends in part on worldwide economic and geopolitical conditions and their impact on customer behavior. Worsening economic conditions, including impacts from inflation, higher interest rates, slower growth, the stronger dollar versus foreign currencies, particularly the Japanese Yen, the ongoing Russia-Ukraine conflict and other changes in economic conditions, may adversely affect our results of operations and financial performance. During the second half of fiscal year ended January 31, 2023, in addition to increased headwinds from foreign exchange rate trends, we began to see an impact from additional customer scrutiny being placed on larger deals due to the worsening economic environment. While we believe IT budgets have tightened and some larger deals have required more scrutiny across verticals and geographies, we also believe we are well-positioned to execute through these dynamic times as the Box Content Cloud enables enterprises to streamline their businesses, drive up productivity, reduce risk, and lower costs.

Our Business Model

Our business model focuses on maximizing the lifetime value of a customer relationship. We make significant investments in acquiring new customers and believe that we will be able to achieve a positive return on these investments by retaining customers, cross-selling our add-on products and expanding the size of our deployments within our customer base over time. In connection with the acquisition of new customers, we incur and recognize significant upfront costs. These costs include sales and marketing costs associated with acquiring new customers, such as sales commission expenses, a portion of which are deferred and then amortized over a period of benefit, and marketing costs, which are expensed as incurred. We recognize revenue as we satisfy our performance obligations to customers. Accordingly, due to our subscription model, we recognize revenue for our subscription services ratably over the term of the contract.

We experience a range of profitability with our customers depending in large part upon their current stage. We generally incur higher sales and marketing expenses for new customers and existing customers who are still in an expanding stage. For new customers and for customers who are expanding their use of Box, our associated sales and marketing expenses typically represent a higher portion of revenue for the initial subscription term for new customers or the remaining subscription term for existing customers. For customers who are renewing their Box subscriptions, our associated sales and marketing expenses are significantly less than the revenue we recognize from those customers over the term of the renewed subscription. These differences are primarily driven by the higher compensation we provide to our sales force for new customers and customer subscription expansions compared to the compensation we provide to our sales force for routine subscription renewals by customers. We have experienced, and expect to continue to experience, lower sales and marketing expenses as a percentage of revenue as our existing customer base grows over time and a relatively higher percentage of our revenue is attributable to renewals versus new or expanding Box deployments.

Key Business Metrics

We use the key metrics below for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe that these key metrics provide meaningful supplemental information regarding our performance. We believe that both management and investors benefit from referring to these key metrics in assessing our performance and when planning, forecasting, and analyzing future periods. These key metrics also facilitate management's internal comparisons to our historical performance as well as comparisons to certain competitors' operating results. We believe these key metrics are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by institutional investors and the analyst community to help analyze the health of our business.

Remaining Performance Obligations

Remaining performance obligations (RPO) represent, at a point in time, contracted revenue that has not yet been recognized. RPO consists of deferred revenue and backlog. Backlog is defined as non-cancellable contracts deemed certain to be invoiced and recognized as revenue in future periods. Future invoicing is determined to be certain when we have an executed non-cancellable contract or a significant penalty is due upon cancellation. While Box believes RPO is a leading indicator of revenue as it represents sales activity not yet recognized in revenue, it is not necessarily indicative of future revenue growth as it is influenced by several factors, including seasonality, contract renewal timing, average contract terms and foreign currency exchange rates. Box monitors RPO to manage the business and evaluate performance.

RPO as of January 31, 2023 was $1.245 billion, an increase of 16% from January 31, 2022. The increase in RPO was primarily driven by expansion within existing customers as they broadened their deployment of our product offerings through the conversion to multi-product Suites, due to extended customer contract durations. The increase in RPO was also driven by the addition of new customers and the timing of customer-driven renewals. RPO growth was partially offset by a negative impact from foreign currency exchange rates.

Billings

Billings represent our revenue plus the changes in deferred revenue and contract assets in the period. Billings we record in any particular period primarily reflect subscription renewals and expansion within existing customers plus sales to new customers, and represent amounts invoiced for all of our products and professional services. We typically invoice our customers at the beginning of the term, in multi-year, annual, quarterly or monthly installments. If the customer negotiates to pay the full subscription amount at the beginning of the period, the total subscription amount for the entire term will be reflected in billings. If the customer negotiates to be invoiced annually or more frequently, only the amount billed for such period will be included in billings.

Billings help investors better understand our sales activity for a particular period, which is not necessarily reflected in our revenue given that we recognize subscription revenue ratably over the contract term. We consider billings a significant performance measure. We monitor billings to manage our business, make planning decisions, evaluate our performance and allocate resources. We believe that billings offer valuable supplemental information regarding the performance of our business and will help investors better understand the sales volumes and performance of our business. We do not consider billings to be a non-GAAP financial measure because it is calculated using exclusively revenue, deferred revenue, and contract assets, all of which are financial measures calculated in accordance with GAAP.

Billings for the year ended January 31, 2023 were $1.022 billion, an increase of 9% from the year ended January 31, 2022. The increase in billings was primarily driven by expansion within existing customers as they broadened their deployment of our product offerings through the conversion to multi-product Suites, the addition of new customers, a large multi-year prepayment, and the timing of customer-driven renewals. Billings growth was partially offset by a negative impact from foreign currency exchange rates.

Our use of billings has certain limitations as an analytical tool and should not be considered in isolation or as a substitute for revenue or an analysis of our results as reported under GAAP. Billings are recognized when invoiced, while the related subscription and premier services revenue is recognized ratably over the contract term as we satisfy a performance obligation. Also, other companies, including companies in our industry, may not use billings, may calculate billings differently, may have different billing frequencies, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of billings as a comparative measure.

Over time, we expect to continue to normalize payment durations. In addition, as we have gained and expect to continue to gain more traction with large enterprise customers, we also anticipate our quarterly billings to increasingly concentrate in the back half of our fiscal year, especially in the fourth quarter.

A calculation of billings starting with revenue, the most directly comparable GAAP financial measure, is presented below (in thousands):

	Year Ended January 31,		
	2023	**2022**	**2021**
GAAP revenue	$ 990,874	$ 874,332	$ 770,770
Deferred revenue, end of period	566,630	534,242	465,613
Less: deferred revenue, beginning of period	(534,242)	(465,613)	(423,849)
Contract assets, beginning of period	1,111	25	—
Less: contract assets, end of period	(1,900)	(1,111)	(25)
Billings	$ 1,022,473	$ 941,875	$ 812,509

Non-GAAP Free Cash Flow

We define non-GAAP free cash flow as cash flows from operating activities less purchases of property and equipment, principal payments of finance lease liabilities, capitalized internal-use software costs, and other items that did not or are not expected to require cash settlement and that management considers to be outside of our core business. We specifically identify adjusting items in our reconciliation of GAAP to non-GAAP financial measures. We consider non-GAAP free cash flow to be a profitability and liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can possibly be used for investing in our business and strengthening the balance sheet, but it is not intended to represent the residual cash flow available for discretionary expenditures. A reconciliation of non-GAAP free cash flow to net cash provided by operating activities, its nearest GAAP equivalent, is presented in the non-GAAP Financial Measures section at the end of Item 7 of this Annual Report on Form 10-K. The presentation of non-GAAP free cash flow is also not meant to be considered in isolation or as an alternative to cash flows from operating activities as a measure of liquidity.

Net cash provided by operating activities for the year ended January 31, 2023 was $298.0 million compared to net cash provided by operating activities of $234.8 million for the year ended January 31, 2022. Non-GAAP free cash flow for the year ended January 31, 2023 was $238.4 million compared to non-GAAP free cash flow of $170.2 million for the year ended January 31, 2022.

Net Retention Rate

Net retention rate is defined as the net percentage of Total Annual Recurring Revenue (Total ARR) retained from existing customers, including expansion. We define Total ARR as the annualized recurring revenue from all active customer contracts at the end of a reporting period. We calculate our net retention rate as of a period end by starting with the Total ARR from customers as of 12 months prior to such period end (Prior Period Total ARR). We then calculate Total ARR from these same customers as of the current period end (Current Period Total ARR). Finally, we divide the Current Period Total ARR by the Prior Period Total ARR to arrive at our net retention rate. In calculating our net retention rate, we include only Total ARR associated with those customers who have subscribed to Box for at least 12 months. We believe our net retention rate is an important metric that provides insight into the long-term value of our subscription agreements and our ability to retain and grow revenue from our customer base. Net retention rate is an operational metric and there is no comparable GAAP financial measure to which we can reconcile this particular key metric.

Our net retention rate was 108%, 111%, and 102% as of January 31, 2023, 2022 and 2021, respectively. Our net retention rates were primarily attributable to seat growth in existing customers and strong attach rates of add-on products and our bundled Enterprise Plus plan. As our customers purchase add-on products or our bundled Enterprise Plus plan, we tend to realize significantly higher average contract values and stronger net retention rates as compared to customers who only purchase our core product. We believe our go-to-market efforts to deliver a solution selling strategy and our investments in product, customer success, and Box Consulting, including our Box Shuttle migration offering, have been significant factors in our customer retention results. As we penetrate customer accounts, we expect our net retention rate to remain above 100% for the foreseeable future.

Components of Results of Operations

Revenue

We derive our revenue primarily from three sources: (1) subscription revenue, which is comprised of subscription fees from customers who have access to our content cloud platform including routine customer support; (2) revenue from customers purchasing our premier services package; and (3) revenue from professional services such as implementing best practice use cases, project management and implementation consulting services.

To date, practically all of our revenue has been derived from subscription and premier services. Subscription and premier services revenue are driven primarily by the number of customers, the number of seats sold to each customer and the price of our services.

We recognize revenue as we satisfy our performance obligations. Accordingly, due to our subscription model, we recognize revenue for our subscription and premier services ratably over the contract term. We typically invoice our customers at the beginning of the term, in multi-year, annual, quarterly or monthly installments. Our subscription and premier services contracts are typically non-cancellable and do not contain refund-type provisions. The majority of our customers subscribe to our service through one-year contracts, although we also offer our services for terms ranging between one month to three years or more.

Professional services are generally billed on a fixed price basis, for which revenue is recognized over time based on the proportion performed. Professional services revenue was not material as a percentage of total revenue for all periods presented.

Revenue is presented net of sales and other taxes we collect on behalf of governmental authorities.

Cost of Revenue

Our cost of revenue consists primarily of costs related to providing our subscription services to our paying customers, including employee compensation and related expenses for data center operations, customer support and professional services personnel, public cloud infrastructure costs, depreciation of servers and equipment, security services and other tools, as well as amortization expense associated with acquired technology and capitalized internally developed software. We allocate overhead such as rent, information technology costs and employee benefit costs to all departments based on headcount. As such, general overhead expenses are reflected in cost of revenue and each of the operating expense categories set forth below.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of each category of operating expenses. Operating expenses also include allocated overhead costs for facilities, information technology costs and employee benefit costs.

Research and Development. Research and development expense consists primarily of employee compensation and related expenses, as well as allocated overhead. Our research and development efforts are focused on scaling our platform, building an ecosystem of best-of-breed applications and platforms, infrastructure, adding enterprise grade features, functionality and enhancements such as workflow automation, intelligent content management capabilities, advanced security, e-signature capability, and a native visual collaboration and whiteboarding tool to enhance the ease of use of our cloud content management services. We capitalize certain qualifying costs to develop software for internal use incurred during the application development stage.

Sales and Marketing. Sales and marketing expense consists primarily of employee compensation and related expenses, sales commissions, marketing programs, travel-related expenses, as well as allocated overhead. Marketing programs include but are not limited to advertising, events, corporate communications, brand building, and product marketing. Sales and marketing expense also consists of data center and customer support costs related to providing our cloud-based services to our free users. We market and sell our cloud content management services worldwide through our direct sales organization and through indirect distribution channels such as strategic resellers.

General and Administrative. General and administrative expense consists primarily of employee compensation and related expenses for administrative functions including finance, legal, human resources, recruiting, information systems, enterprise security, compliance, fees for external professional services and cloud-based enterprise systems, as well as allocated overhead. External professional services fees are primarily comprised of outside legal, accounting, audit and outsourcing services.

Interest and Other Expense, Net

Interest and other expense, net consists of interest expense, interest income, gains and losses from foreign currency transactions, and other income and expense. Interest expense consists primarily of interest charges for our line of credit and interest rate swap agreement, interest expense related to finance leases, and the amortization of issuance costs of our convertible senior notes. Interest income consists primarily of interest earned on our cash and cash equivalents and short-term investments. We have historically invested our cash and cash equivalents in overnight deposits, certificates of deposit, money market funds, U.S. treasury securities and commercial paper.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business and state income taxes in the United States and, as applicable, changes in our deferred taxes and related valuation allowance positions and uncertain tax positions, and taxes associated with jurisdictional transfers of intellectual property.

Results of Operations

The following tables set forth our results of operations for the periods presented (in thousands and as a percentage of our revenue):

	Year Ended January 31,		
	2023	2022	2021
Consolidated Statements of Operations Data:			
Revenue	$ 990,874	$ 874,332	$ 770,770
Cost of revenue (1)	252,556	249,484	224,738
Gross profit	738,318	624,848	546,032
Operating expenses:			
Research and development (1)	243,529	218,523	201,262
Sales and marketing (1)	331,400	298,635	275,742
General and administrative (1)	126,549	135,316	106,670
Total operating expenses	701,478	652,474	583,674
Income (loss) from operations	36,840	(27,626)	(37,642)
Interest and other expense, net	(2,433)	(9,838)	(4,584)
Income (loss) before provision for income taxes	34,407	(37,464)	(42,226)
Provision for income taxes	7,624	3,995	1,207
Net income (loss)	26,783	(41,459)	(43,433)
Accretion and dividend on series A convertible preferred stock	(17,110)	(12,419)	—
Undistributed earnings attributable to preferred stockholders	(1,106)	—	—
Net income (loss) attributable to common stockholders	$ 8,567	$ (53,878)	$ (43,433)

(1) Includes stock-based compensation expense as follows:

	Year Ended January 31,		
	2023	2022	2021
Cost of revenue	$ 17,816	$ 20,093	$ 18,936
Research and development	68,900	68,063	61,145
Sales and marketing	58,448	52,547	42,015
General and administrative	40,468	38,271	32,196
Total stock-based compensation	$ 185,632	$ 178,974	$ 154,292

Comparison of the Years Ended January 31, 2023 and 2022

Revenue

| | Year Ended January 31, | | | |
| | 2023 | 2022 | $ Change | % Change |
	(dollars in thousands)			
Revenue	$ 990,874	$ 874,332	$ 116,542	13%

The $116.5 million increase in revenue was primarily driven by seat growth in existing customers and higher attach rates of our multi-product Suites offerings, particularly Enterprise Plus. For the year ended January 31, 2023, our Suites attach rate was 72% in deals over $100,000, an increase from 64% for the year ended January 31, 2022. The increase was partially offset by the weakening of foreign currency exchange rates, which negatively impacted our revenue growth rate by 390 basis points, and customers partially churning their deployment with Box.

Cost of Revenue

| | Year Ended January 31, | | | |
| | 2023 | 2022 | $ Change | % Change |
	(dollars in thousands)			
Cost of revenue	$ 252,556	$ 249,484	$ 3,072	1%
Percentage of revenue	25%	29%		
Gross margin	74.5%	71.5%		

The $3.1 million increase during the fiscal year was primarily due to an increase of $15.2 million in public cloud infrastructure costs, an increase of $8.2 million in subscription software contract expenses, and an increase of $0.7 million in acquired intangible assets amortization. This was partially offset by a decrease of $11.2 million in depreciation expense, a decrease of $4.9 million in bandwidth and data center rent expense, a decrease of $2.7 million in contractor related costs, and a decrease of $2.3 million in stock-based compensation expense. Cost of revenue as a percentage of revenue decreased 400 basis points year-over-year.

We expect our cost of revenue to temporarily increase in absolute dollars and as a percentage of revenue in the first half of fiscal year 2024 due to redundant public cloud and data center expenses as we execute on our migration to the public cloud from our collocated data centers. Over time, we expect our cost of revenue to increase in absolute dollars but decrease as a percentage of revenue as we continue to optimize data center efficiencies and invest in public cloud infrastructure.

Research and Development

| | Year Ended January 31, | | | |
| | 2023 | 2022 | $ Change | % Change |
	(dollars in thousands)			
Research and development	$ 243,529	$ 218,523	$ 25,006	11%
Percentage of revenue	25%	25%		

The $25.0 million increase during the fiscal year was primarily due to increases of $23.1 million and $5.9 million in employee-related costs and allocated overhead costs, respectively, driven by a 27% increase in headcount, and a $2.2 million increase in stock-based compensation expense. The increased employee headcount and related costs are mainly driven by the growth of our Research and Development Engineering center in Poland. The increase in research and development expenses was partially offset by an increase of $4.9 million in capitalized internally developed software costs and a decrease of $1.5 million in contractor related costs. Research and development expenses as a percentage of revenue remained flat year-over-year.

We expect our research and development expenses to increase in absolute dollars but decrease as a percentage of revenue over time as we continue to make significant improvements to our content cloud product offerings and services and migrate a larger portion of our development to lower cost region.

Sales and Marketing

| | Year Ended January 31, | | | |
	2023	2022	$ Change	% Change
	(dollars in thousands)			
Sales and marketing	$ 331,400	$ 298,635	$ 32,765	11%
Percentage of revenue	33%	34%		

The $32.8 million increase during the fiscal year was primarily due to increases of $17.1 million and $5.1 million in employee-related costs and allocated overhead costs, respectively, driven by an 11% increase in headcount, an increase of $7.9 million in commission expense, and an increase of $5.9 million in stock-based compensation expense. The increase in sales and marketing expenses was partially offset by a decrease of $2.0 million in data center and customer support costs to support our free users and a decrease of $1.9 million in marketing expenses. Sales and marketing expenses as a percentage of revenue decreased 100 basis points year-over-year.

Our sales and marketing expenses are generally higher for acquiring new, or expanding existing, customers than for renewals of existing customer subscriptions. We expect to continue to invest in capturing our large market opportunity globally and capitalize on our competitive position with a continued focus on our profitability objectives. We expect our sales and marketing expenses to increase in absolute dollars but decrease as a percentage of revenue over time as our existing customer base grows and a relatively higher percentage of our revenue is attributable to renewals versus new or expanding Box deployments and as we continue to focus on improving sales productivity. While we expect certain expenses that were reduced due to COVID-19 to increase over time, we currently do not expect to return to pre-COVID-19 levels, even as we return to a hybrid workforce which partially includes an office-based environment.

General and Administrative

| | Year Ended January 31, | | | |
	2023	2022	$ Change	% Change
	(dollars in thousands)			
General and administrative	$ 126,549	$ 135,316	$ (8,767)	-6%
Percentage of revenue	13%	15%		

The $8.8 million decrease during the fiscal year was primarily due to a decrease of $16.4 million in shareholder activism and acquisition-related fees and a decrease of $1.5 million in depreciation expense. The decrease in general and administrative expense was partially offset by an increase of $7.1 million in employee-related costs and an increase of $2.1 million in stock-based compensation expense. General and administrative expense as a percentage of revenue decreased 200 basis points year-over-year.

We expect our general and administrative expense to increase in absolute dollars but to decrease as a percentage of revenue over time as we benefit from greater operational efficiency.

Interest and Other Expense, Net

| | Year Ended January 31, | | | |
	2023	2022	$ Change	% Change
	(dollars in thousands)			
Interest and other expense, net	$ 2,433	$ 9,838	$ (7,405)	-75%

The $7.4 million decrease during the fiscal year was primarily due to an increase of $5.3 million in interest income from our certificates of deposit, money market funds, and marketable securities, a decrease of $1.8 million in interest expense primarily related to our finance leases, and a decrease of $0.3 million in foreign currency losses.

Provision for Income Taxes

	Year Ended January 31,		$ Change	% Change
	2023	**2022**		
	(dollars in thousands)			
Provision for income taxes	$ 7,624	$ 3,995	$ 3,629	91%

The $3.6 million increase during the fiscal year was primarily due to $2.4 million in higher foreign tax expense as a result of increased profitability, and $1.2 million increased state tax expense due to higher US taxable income as a result of the new requirement to capitalize research and development expenses.

Liquidity and Capital Resources

As of January 31, 2023, we had cash and cash equivalents, restricted cash, and short-term investments of $461.8 million. During the year ended January 31, 2023, we generated operating cash flow of $298.0 million. Since our inception, we have financed our operations primarily through equity financing, cash generated from operations and debt financing. We believe our existing cash, cash equivalents and short-term investments, together with our credit facilities, will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months and beyond. Our long-term capital requirements will depend on many factors including our growth rate, subscription renewal activity, billing frequency, public cloud obligations, repayment or refinancing of our debt obligations, the timing and extent of spending to support development efforts, the expansion of international activities, the introduction of new and enhanced service offerings, and the continuing market acceptance of our services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Cash Flows

For the years ended January 31, 2023, 2022, and 2021, our cash flows were as follows (in thousands):

	Year Ended January 31,		
	2023	**2022**	**2021**
Net cash provided by operating activities	$ 297,982	$ 234,818	$ 196,834
Net cash provided by (used in) investing activities	120,600	(239,368)	(16,383)
Net cash (used in) provided by financing activities	(396,495)	(172,861)	218,677

Operating Activities

For the year ended January 31, 2023, cash provided by operating activities was $298.0 million. The primary factors affecting our operating cash flows during this period were our net income of $26.8 million, non-cash charges of $185.6 million for stock-based compensation, $66.0 million for depreciation and amortization of our property and equipment and capitalized software, and $53.5 million for amortization of deferred commissions. Cash provided by operating activities during the year ended January 31, 2023 was further adjusted by net cash outflows of $36.3 million due to changes in our operating assets and liabilities.

The primary drivers for the changes in operating assets and liabilities include a $55.0 million increase in deferred commissions resulting from capitalization of incremental commissions paid to our sales force, a $44.6 million decrease in operating lease liabilities primarily due to recurring lease payments, an $8.9 million increase in accounts receivable primarily due to timing of our cash collections, and a $5.7 million increase in other assets. This was partially offset by a $40.2 million decrease in operating right-of-use assets due to amortization and a $38.0 million increase in deferred revenue.

Investing Activities

Cash provided by investing activities of $120.6 million for the year ended January 31, 2023 was primarily driven by $240.0 million in maturities of short-term investments, partially offset by $102.1 million in purchases of short-term investments, $12.1 million of capitalized internally developed software costs, and $4.4 million of fixed asset purchases.

Financing Activities

Cash used in financing activities of $396.5 million for the year ended January 31, 2023 was primarily driven by $274.2 million in repurchases of our common stock, $93.9 million of employee payroll taxes paid related to net share settlement of stock awards, $40.4 million of principal payments of finance lease liabilities, and $15.1 million of dividend payments to preferred stockholders. This was partially offset by $32.2 million from issuances of common stock under our employee equity plans.

Debt

In January 2021, we issued $345.0 million aggregate principal amount of 0.00% convertible senior notes due January 15, 2026. The Notes are senior unsecured obligations and do not bear regular interest. Each $1,000 principal amount of the Notes is convertible into 38.7962 shares of our Class A common stock, which is equivalent to a conversion price of approximately $25.78 per share, subject to adjustment upon the occurrence of specified events. We have made an irrevocable election to settle the principal portion of the Notes only in cash. Accordingly, upon conversion, we will pay the principal in cash and we will pay or deliver, as the case may be, the conversion premium in cash, shares of common stock or a combination of cash and shares of common stock, at our election.

In connection with the pricing of the Notes, we entered into privately negotiated Capped Calls with certain counterparties. The Capped Calls each have a strike price of approximately $25.80 and initial cap prices of $35.58 per share, subject to certain adjustments.

On November 27, 2017, we entered into a secured credit agreement (as amended or otherwise modified from time to time, the "November 2017 Facility"). Pursuant to the terms of the amendment, the maturity date of borrowings under the November 2017 Facility is July 26, 2024, the revolving commitment is $65.0 million, and it provides for a sublimit for the issuance of letters of credit of $45.0 million. As of January 31, 2023, debt outstanding under the November 2017 Facility was $30.0 million.

Refer to Note 10 in Part II, Item 8 of this Annual Report on Form 10-K for detailed descriptions of the Notes and the November 2017 Facility.

Series A Convertible Preferred Stock

On April 7, 2021, we entered into an Investment Agreement with KKR and certain other investors relating to the issuance and sale of 500,000 shares of our Series A Convertible Preferred Stock, par value of $0.0001 per share, for an aggregate purchase price of $500 million, or $1,000 per share (the "Issuance"). The closing of the Issuance occurred on May 12, 2021. Refer to Note 11 in Part II, Item 8 of this Annual Report on Form 10-K for a detailed description of our Series A Convertible Preferred Stock.

Share Repurchase Plan

Between July 2021 and January 31, 2023, our board of directors authorized the repurchase of up to an aggregate of $760 million of shares of our Class A common stock. As of January 31, 2023, we had used $595.3 million to repurchase 23.6 million shares and approximately $140.9 million remained available for additional repurchases.

Off-Balance Sheet Arrangements

Through January 31, 2023, we did not have any relationships with unconsolidated entities that have, or are reasonably likely to have, a material effect on our financial statements.

Contractual Obligations and Commitments

Our principal commitments consist of (i) obligations under operating leases for office spaces and data centers, (ii) obligations under finance leases for servers and related equipment for our data center operations, (iii) purchase obligations not recognized on the condensed consolidated balance sheet as of January 31, 2023, which relate primarily to public cloud infrastructure services and IT software and support services, and (iv) debt, including obligations under both our November 2017 Facility and Notes. For more information regarding our obligations for leases, purchase agreements, and debt, refer to Notes 6, 9, and 10, respectively, in Part II, Item 8 of this Annual Report on Form 10-K.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 in Part II, Item 8 of this Annual Report on Form 10-K, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. The estimates and assumptions included in our critical accounting policies have not changed during the year ended January 31, 2023 from those disclosed during the year ended January 31, 2022.

Revenue Recognition

We derive our revenue from three sources: (1) subscription revenue, which is comprised of subscription fees from customers who have access to our content cloud platform which includes routine customer support; (2) revenue from customers purchasing our premier services package; and (3) revenue from professional services such as implementing best practice use cases, project management and implementation consulting services.

Revenue is recognized when control of these services is transferred to a customer. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those services.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue as we satisfy a performance obligation

Subscription and Premier Services Revenues

We recognize revenue as we satisfy our performance obligations. Accordingly, due to our subscription model, we recognize revenue for our subscription and premier services ratably over the contract term.

We typically invoice our customers at the beginning of the term, in multi-year, annual, quarterly or monthly installments. Our subscription and premier services contracts generally range from one to three years in length, are typically non-cancellable and do not contain refund-type provisions. Revenue is presented net of sales and other taxes we collect on behalf of governmental authorities.

Professional Services

Professional services are generally billed on a fixed price basis, for which revenue is recognized over time based on the proportion performed.

Contracts with Multiple Performance Obligations

Our contracts can include multiple performance obligations which may consist of some or all of subscription services, premier services, and professional services. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices.

Deferred Revenue

Deferred revenue consists of billings in advance of revenue recognition generated by our subscription services, premier services, and professional services described above.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new contracts are deferred and then amortized on a straight-line basis over a period of benefit that we have estimated to be five years. Arriving at this period of benefit involves judgment. We determined the period of benefit by taking into consideration both qualitative and quantitative factors, including the duration of our customer contracts, the life cycles of our technology and other factors. If these factors change or different assumptions are used, our period of benefit could change and result in a materially different amortization of sales commissions. Sales commissions for renewal contracts are deferred and then amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in sales and marketing expenses on the consolidated statements of operations.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based awards granted to our employees and other service providers, including stock options, restricted stock units, restricted stock and purchase rights granted under our 2015 Equity Incentive Plan (the "2015 Plan") and 2015 Employee Stock Purchase Plan (the "2015 ESPP"), based on the estimated fair value of the award on the grant date. We use the Black-Scholes option pricing model to estimate the fair value of stock option awards and purchase rights granted under our 2015 Plan and 2015 ESPP. We use the market closing price of our Class A common stock as reported on the New York Stock Exchange for the fair value of restricted stock units granted after our initial public offering. We recognize the fair value of stock options and restricted stock units as an expense, net of estimated forfeitures, on a straight-line basis over the requisite service period. We recognize the fair value of purchase rights granted under our 2015 ESPP as an expense on a straight-line basis over the offering period.

Our Black-Scholes option pricing model requires the input of certain assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option pricing model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

- *Fair Value of Common Stock*. We use the market closing price for our Class A common stock as reported on the New York Stock Exchange to determine the fair value of our common stock at each grant date.

- *Expected Term*. The expected term represents the period that our share-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options and 2015 ESPP purchase rights.

- *Expected Volatility*. We estimate the expected volatility of the stock option grants and 2015 ESPP purchase rights based on the historical volatility of our Class A common stock over a period equivalent to the expected term of the stock option grants and 2015 ESPP purchase rights, respectively.

- *Risk-free Interest Rate*. The risk-free rate that we use is based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options and 2015 ESPP purchase rights.

- *Dividend Yield*. We have never declared or paid any cash dividends on our Class A common stock and do not plan to pay cash dividends on our Class A common stock in the foreseeable future, and, therefore, use an expected dividend yield of zero.

Refer to Note 12 in Part II, Item 8 of this Annual Report on Form 10-K for a summary of the assumptions used to estimate the fair value of stock option and ESPP purchase rights.

For performance-based restricted stock units that vest based upon continued service and achievement of certain performance conditions established by the board of directors for a predetermined period, the fair value is determined based upon the market closing price of our Class A common stock on the date of the grant; compensation expense is recognized over the requisite service period if it is probable that the performance condition will be satisfied based on the accelerated attribution method.

We estimate the expected forfeiture rate and only recognize expense for those shares that are expected to vest. We estimate the expected forfeiture rate at the date of grant based on historical experience and our expectations regarding future pre-vesting termination behavior of employees and other service providers and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Recently Adopted and Issued Accounting Pronouncements

Refer to Note 2 in Part II, Item 8 of this Annual Report on Form 10-K regarding the effect of recently adopted and issued accounting pronouncements on our financial statements.

Non-GAAP Financial Measures

Regulation S-K Item 10(e), "Use of Non-GAAP Financial Measures in Commission Filings," defines and prescribes the conditions for use of non-GAAP financial information. Our measure of non-GAAP free cash flow (as defined above) meets the definition of a non-GAAP financial measure.

We use non-GAAP financial measures and our key metrics for financial and operational decision-making (including for purposes of determining variable compensation of members of management and other employees) and as a means to evaluate period-to-period comparisons. We believe that these non-GAAP financial measures and key metrics provide meaningful supplemental information regarding our performance by excluding certain expenses that may not be indicative of our recurring core business operating results. We believe that both management and investors benefit from referring to these non-GAAP financial measures and key metrics in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures and key metrics also facilitate management's internal comparisons to our historical performance as well as comparisons to our competitors' operating results. We believe these non-GAAP financial measures and key metrics are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business.

Non-GAAP operating income (loss) and non-GAAP operating margin

We define non-GAAP operating income (loss) as operating income (loss) excluding expenses related to stock-based compensation (SBC), acquired intangible assets amortization, and as applicable, other special items. Non-GAAP operating margin is defined as non-GAAP operating income (loss) divided by revenue. Although SBC is an important aspect of the compensation of our employees and executives, determining the fair value of certain of the stock-based instruments we utilize involves a high degree of judgment and estimation and the expense recorded may bear little resemblance to the actual value realized upon the vesting or future exercise of the related stock-based awards. Furthermore, unlike cash compensation, the value of stock options, which is an element of our ongoing stock-based compensation expense, is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. For restricted stock unit awards, the amount of stock-based compensation expenses is not reflective of the value ultimately received by the grant recipients. Management believes it is useful to exclude SBC in order to better understand the long-term performance of our core business and to facilitate comparison of our results to those of peer companies. Management also views amortization of acquisition-related intangible assets, such as the amortization of the cost associated with an acquired company's developed technology and trade names, as items arising from pre-acquisition activities determined at the time of an acquisition. While these intangible assets are continually evaluated for impairment, amortization of the cost of purchased intangibles is a static expense, one that is not typically affected by operations during any particular period. Furthermore, Box excludes the following expenses as they are considered by management to be special items outside of Box's core operating results: (1) fees related to shareholder activism, which include directly applicable third-party advisory and professional service fees, (2) expenses related to certain litigation, (3) expenses associated with restructuring activities, consisting primarily of severance and other personnel-related costs, and (4) expenses related to announced acquisitions, including transaction and discrete tax costs.

Non-GAAP net income (loss) attributable to common stockholders and non-GAAP net income (loss) per share attributable to common stockholders

We define non-GAAP net income (loss) attributable to common stockholders as net income (loss) attributable to common stockholders excluding expenses related to stock-based compensation, acquired intangible assets amortization, undistributed earnings attributable to preferred stockholders and as applicable, other special items. We specifically identify other adjusting items in our reconciliation of GAAP to non-GAAP net income (loss) attributable to common stockholders. These items include expenses related to certain litigation and the amortization of the issuance costs associated with our Notes, which are amortized as interest expense, because they are considered by management to be special items outside our core operating results. We define non-GAAP net income (loss) per share attributable to common stockholders as non-GAAP net income (loss) attributable to common stockholders divided by the weighted-average outstanding shares. Similarly, the same adjusting items specified in our reconciliation of GAAP to non-GAAP net income (loss) attributable to common stockholders are also excluded from the calculation of non-GAAP net income (loss) per share attributable to common stockholders.

Non-GAAP Free Cash Flow

We define non-GAAP free cash flow as cash flows from operating activities less purchases of property and equipment, principal payments of finance lease liabilities, capitalized internally developed software costs, and other items that did not or are not expected to require cash settlement and that management considers to be outside of our core business. We specifically identify other adjusting items in our reconciliation of GAAP to non-GAAP financial measures. We consider non-GAAP free cash flow to be a profitability and liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can possibly be used for investing in our business and strengthening the balance sheet; but it is not intended to represent the residual cash flow available for discretionary expenditures. The presentation of non-GAAP free cash flow is also not meant to be considered in isolation or as an alternative to cash flows from operating activities as a measure of liquidity.

Limitations on the use of non-GAAP financial measures

A limitation of our non-GAAP financial measures is that they do not have uniform definitions. Our definitions will likely differ from the definitions used by other companies, including peer companies, and therefore comparability may be limited. Thus, our non-GAAP financial measures should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

We compensate for these limitations by reconciling non-GAAP financial measures to the most comparable GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our non-GAAP financial measures in conjunction with the most comparable GAAP financial measures.

Our reconciliation of the GAAP to non-GAAP financial measures for years ended January 31, 2023, 2022 and 2021 are as follows (in thousands, except per share data and percentages):

	Year Ended January 31,		
	2023	**2022**	**2021**
GAAP operating income (loss)	$ 36,840	$ (27,626)	$ (37,642)
Stock-based compensation	185,632	178,974	154,292
Acquired intangible assets amortization	5,808	5,148	—
Acquisition-related expenses	53	1,282	790
Fees related to shareholder activism	(77)	15,644	1,402
Expenses related to litigation	722	—	—
Non-GAAP operating income	$ 228,978	$ 173,422	$ 118,842
GAAP operating margin	3.7 %	(3.2)%	(4.9)%
Stock-based compensation	18.7	20.5	20.0
Acquired intangible assets amortization	0.6	0.6	—
Acquisition-related expenses	—	0.1	0.1
Fees related to shareholder activism	—	1.8	0.2
Expenses related to litigation	0.1	—	—
Non-GAAP operating margin	23.0 %	19.8 %	15.4 %
GAAP net income (loss) attributable to common stockholders	$ 8,567	$ (53,878)	$ (43,433)
Stock-based compensation	185,632	178,974	154,292
Acquired intangible assets amortization	5,808	5,148	—
Acquisition-related expenses	53	2,349	790
Fees related to shareholder activism	(77)	15,644	1,402
Expenses related to litigation	722	—	—
Amortization of debt discount and issuance costs	1,888	1,878	647
Undistributed earnings attributable to preferred stockholders	(22,187)	(12,034)	—
Non-GAAP net income attributable to common stockholders	$ 180,406	$ 138,081	$ 113,698
GAAP net income (loss) per share attributable to common stockholders, basic and diluted	$ 0.06	$ (0.35)	$ (0.28)
Stock-based compensation	1.29	1.15	0.99
Acquired intangible assets amortization	0.04	0.03	—
Acquisition-related expenses	—	0.02	0.01
Fees related to shareholder activism	—	0.10	0.01
Expenses related to litigation	0.01	—	—
Amortization of debt discount and issuance costs	0.01	0.01	—
Undistributed earnings attributable to preferred stockholders	(0.15)	(0.08)	
Non-GAAP net income per share attributable to common stockholders, basic	$ 1.26	$ 0.88	$ 0.73
Non-GAAP net income per share attributable to common stockholders, diluted	$ 1.20	$ 0.85	$ 0.70
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders			
Basic	143,592	155,598	155,849
Diluted	150,192	163,337	162,310
GAAP net cash provided by operating activities	$ 297,982	$ 234,818	$ 196,834
Purchases of property and equipment, net of sale proceeds	(4,433)	(4,702)	(9,052)
Principal payments of finance lease liabilities	(40,353)	(50,391)	(60,020)
Capitalized internal-use software costs	(14,751)	(9,486)	(7,438)
Non-GAAP free cash flow	$ 238,445	$ 170,239	$ 120,324
GAAP net cash provided by (used in) investing activities	$ 120,600	$ (239,368)	$ (16,383)
GAAP net cash (used in) provided by financing activities	$ (396,495)	$ (172,861)	$ 218,677

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We had cash and cash equivalents, restricted cash, and short-term investments of $461.8 million as of January 31, 2023. Our cash and cash equivalents and short-term investments primarily consist of overnight cash deposits, money market funds, and U.S. treasury securities. We do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates and we do not enter into investments for trading or speculative purposes.

Interest rate risk also reflects our exposure to movements in interest rates associated with the November 2017 Facility. As of January 31, 2023, we had total debt outstanding with a carrying amount of $30.0 million which approximates fair value. The revolving loans accrue interest at the London Interbank Offered Rate ("LIBOR") (based on one, three, or six-month interest periods) plus a margin ranging from 1.15% to 1.65%.

Effective September 5, 2019, we entered into a swap agreement with Wells Fargo Bank, National Association (the "Swap Agreement"), in order to minimize our interest rate risk exposure due to the volatility of LIBOR. Under the Swap Agreement, we have hedged a portion of the variable interest payments of our debt by effectively fixing our interest payments over the five year term of the agreement. As of January 31, 2023, our interest rate swap had a notional value of $30.0 million.

A hypothetical change in interest rates of 100 basis points after January 31, 2023 would not have a material impact on the combined net fair value of our outstanding debt and Swap Agreement.

Foreign Currency Risk

Approximately one-third of our revenue is represented by customer contracts denominated in foreign currencies, which include the Japanese Yen, Euro, and British Pound. As our foreign operations continue to grow, specifically in Japan, we have increasing exposure to fluctuations in foreign currency exchange rates.

These fluctuations can result in fluctuations in our total assets, liabilities, revenues, operating expenses and cash flows that we report for our foreign subsidiaries upon translation of these amounts into U.S. dollars. For the year ended January 31, 2023, total revenue was negatively impacted by approximately 390 basis points, compared to the corresponding prior period. For the year ended January 31, 2023, total cost of revenue and operating expenses were favorably impacted by approximately 130 basis points, compared to the corresponding prior period.

Additionally, our international subsidiaries maintain certain asset and liability balances as well as operating expenses that are denominated in foreign currencies other than the functional currency and as a result, may cause us to recognize transaction gains and losses in our statement of operations impacting our operating expenses which are recognized in interest and other expense, net on our condensed consolidated statements of operations. For the years ended January 31, 2023 and 2022, we incurred $3.4 million and $3.7 million, respectively, in foreign currency exchange losses. For the year ended January 31, 2021, we incurred foreign currency exchange gains of $2.5 million. To date we have managed our foreign currency risk by maintaining offsetting assets and liabilities and minimizing non-U.S. dollar cash balances and have not entered into derivatives or hedging transactions; however, we may do so in the future.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

BOX, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Box, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Box, Inc. (the Company) as of January 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – evaluation of contract terms and conditions

Description of the Matter	As discussed in Note 2 to the consolidated financial statements, the Company derives its revenues primarily from subscription services, premier services packages and professional services. The Company determines revenue recognition following a five-step framework in line with ASC 606. Management applies significant effort and judgment in identifying and evaluating any non-standard terms and conditions in contracts which may impact revenue recognition.
	Auditing revenue recognition was challenging and complex due to the significant amount of effort and judgment required in the identification and evaluation of terms and conditions in contracts that impact revenue recognition.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the internal review and assessment of terms and conditions within contracts that would impact revenue recognition in accordance with ASC 606.
	Our substantive procedures included, among others, testing the completeness and accuracy of management's identification and evaluation of terms and conditions within contracts, reading executed contracts for a sample of revenue transactions and evaluating whether the Company appropriately applied its revenue recognition policy to the arrangements based on the terms and conditions therein. We additionally assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.
San Francisco, California
March 13, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Box, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Box, Inc.'s internal control over financial reporting as of January 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Box, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended January 31, 2023, and the related notes and our report dated March 13, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California
March 13, 2023

BOX, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	January 31,	
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 428,465	$ 416,274
Short-term investments	32,783	170,000
Accounts receivable, net	264,515	256,312
Deferred commissions	48,040	46,025
Other current assets	32,960	27,953
Total current assets	806,763	916,564
Property and equipment, net	69,972	105,755
Operating lease right-of-use assets, net	131,172	172,808
Goodwill	73,863	74,466
Deferred commissions, non-current	71,999	72,884
Other long-term assets	53,396	49,532
Total assets	$ 1,207,165	$ 1,392,009
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable, accrued expenses and other current liabilities	$ 50,492	$ 58,942
Accrued compensation and benefits	44,086	54,705
Finance lease liabilities	29,318	41,235
Operating lease liabilities	47,752	44,608
Deferred revenue	544,179	519,485
Total current liabilities	715,827	718,975
Debt, net, non-current	369,351	367,463
Operating lease liabilities, non-current	118,001	168,192
Other long-term liabilities	37,847	44,586
Total liabilities	1,241,026	1,299,216
Commitments and contingencies (Note 9)		
Series A convertible preferred stock, par value of $0.0001 per share; 500 shares authorized, issued and outstanding as of January 31, 2023 and 2022	489,990	487,880
Stockholders' deficit:		
Class A common stock, par value $0.0001 per share; 1,000,000 shares authorized; 144,301 and 145,081 shares issued and outstanding as of January 31, 2023 and 2022, respectively	14	15
Additional paid-in capital	818,996	972,020
Accumulated other comprehensive loss	(7,065)	(4,543)
Accumulated deficit	(1,335,796)	(1,362,579)
Total stockholders' deficit	(523,851)	(395,087)
Total liabilities, convertible preferred stock and stockholders' deficit	$ 1,207,165	$ 1,392,009

See notes to consolidated financial statements

BOX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended January 31,		
	2023	**2022**	**2021**
Revenue	$ 990,874	$ 874,332	$ 770,770
Cost of revenue	252,556	249,484	224,738
Gross profit	738,318	624,848	546,032
Operating expenses:			
Research and development	243,529	218,523	201,262
Sales and marketing	331,400	298,635	275,742
General and administrative	126,549	135,316	106,670
Total operating expenses	701,478	652,474	583,674
Income (loss) from operations	36,840	(27,626)	(37,642)
Interest and other expense, net	(2,433)	(9,838)	(4,584)
Income (loss) before provision for income taxes	34,407	(37,464)	(42,226)
Provision for income taxes	7,624	3,995	1,207
Net income (loss)	26,783	(41,459)	(43,433)
Accretion and dividend on series A convertible preferred stock	(17,110)	(12,419)	—
Undistributed earnings attributable to preferred stockholders	(1,106)	—	—
Net income (loss) attributable to common stockholders	$ 8,567	$ (53,878)	$ (43,433)
Net income (loss) per share attributable to common stockholders, basic and diluted	$ 0.06	$ (0.35)	$ (0.28)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders			
Basic	143,592	155,598	155,849
Diluted	150,192	155,598	155,849

See notes to consolidated financial statements

BOX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended January 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 26,783	$ (41,459)	$ (43,433)
Other comprehensive loss:			
Net foreign currency translation loss	(3,992)	(4,796)	411
Other	1,470	1,191	(1,042)
Other comprehensive loss:	(2,522)	(3,605)	(631)
Comprehensive income (loss)	$ 24,261	$ (45,064)	$ (44,064)

See notes to consolidated financial statements

BOX, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Series A Convertible Preferred Stock		Class A Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance as of January 31, 2020	—	—	150,611	15	1,300,895	(307)	(1,278,246)	22,357
Issuance of common stock under employee equity plans, net of shares withheld for employee payroll taxes	—	—	9,240	1	(19,905)	—	—	(19,904)
Stock-based compensation related to stock awards	—	—	—	—	151,873	—	—	151,873
Equity component of convertible senior notes, net of issuance costs	—	—	—	—	68,576	—	—	68,576
Purchase of capped calls related to convertible senior notes	—	—	—	—	(27,773)	—	—	(27,773)
Other comprehensive loss	—	—	—	—	—	(631)	—	(631)
Net loss	—	—	—	—	—	—	(43,433)	(43,433)
Balance as of January 31, 2021	—	—	159,851	16	1,473,666	(938)	(1,321,679)	151,065
Cumulative adjustment due to adoption of ASU 2020-06	—	—	—	—	(68,576)	—	559	(68,017)
Stock consideration in connection with fiscal 2022 acquisition	—	—	—	—	10,000	—	—	10,000
Issuance of common stock under employee equity plans, net of shares withheld for employee payroll taxes	—	—	7,827	1	(32,010)	—	—	(32,009)
Stock-based compensation related to stock awards	—	—	—	—	170,149	—	—	170,149
Series A convertible preferred stock, net of issuance costs	500	485,080	—	—	—	—	—	—
Accretion and dividend on series A convertible preferred stock	—	2,800	—	—	(12,419)	—	—	(12,419)
Repurchases of common stock	—	—	(22,597)	(2)	(568,790)	—	—	(568,792)
Other comprehensive loss	—	—	—	—	—	(3,605)	—	(3,605)
Net loss	—	—	—	—	—	—	(41,459)	(41,459)
Balance as of January 31, 2022	500	487,880	145,081	15	972,020	(4,543)	(1,362,579)	(395,087)
Stock consideration in connection with fiscal 2022 acquisition	—	—	559	—	—	—	—	—
Issuance of common stock under employee equity plans, net of shares withheld for employee payroll taxes	—	—	8,881	—	(62,336)	—	—	(62,336)
Stock-based compensation related to stock awards	—	—	—	—	193,475	—	—	193,475
Accretion and dividend on series A convertible preferred stock, net of dividends paid	—	2,110	—	—	(17,110)	—	—	(17,110)
Repurchases of common stock	—	—	(10,220)	(1)	(267,053)	—	—	(267,054)
Other comprehensive loss	—	—	—	—	—	(2,522)	—	(2,522)
Net income	—	—	—	—	—	—	26,783	26,783
Balance as of January 31, 2023	500	489,990	144,301	14	818,996	(7,065)	(1,335,796)	(523,851)

See notes to consolidated financial statements

BOX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended January 31,		
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 26,783	$ (41,459)	$ (43,433)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	65,988	78,234	75,478
Stock-based compensation expense	185,632	178,974	154,292
Amortization of deferred commissions	53,522	45,866	36,053
Other	2,312	2,862	1,071
Changes in operating assets and liabilities			
Accounts receivable, net	(8,931)	(27,224)	(18,875)
Deferred commissions	(54,987)	(59,240)	(48,041)
Operating lease right-of-use assets, net	40,155	41,825	40,726
Other assets	(5,710)	(16,053)	6,348
Accounts payable, accrued expenses, and other liabilities	(252)	15,325	(2,824)
Operating lease liabilities	(44,555)	(47,389)	(45,725)
Deferred revenue	38,025	63,097	41,764
Net cash provided by operating activities	297,982	234,818	196,834
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments	(102,088)	(170,000)	—
Maturities of short-term investments	240,000	—	—
Purchases of property and equipment, net of sale proceeds	(4,433)	(4,702)	(9,052)
Capitalized internal-use software costs	(12,064)	(5,785)	(7,438)
Acquisitions, net of cash acquired	—	(59,395)	—
Other	(815)	514	107
Net cash provided by (used in) investing activities	120,600	(239,368)	(16,383)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Series A convertible preferred stock, net of issuance costs	(103)	485,080	—
Repurchases of common stock	(274,172)	(561,571)	—
Proceeds from issuance of convertible debt, net of issuance costs paid	—	(478)	336,375
Purchase of capped calls related to convertible debt	—	—	(27,773)
Proceeds from borrowings, net of borrowing costs	—	(171)	30,000
Principal payments on borrowings	—	—	(40,000)
Payments of dividends to preferred stockholders	(15,057)	(9,619)	—
Proceeds from issuances of common stock under employee equity plans	32,187	25,373	28,856
Employee payroll taxes paid for net settlement of stock awards	(93,910)	(57,383)	(48,761)
Principal payments of finance lease liabilities	(40,353)	(50,391)	(60,020)
Other	(5,087)	(3,701)	—
Net cash (used in) provided by financing activities	(396,495)	(172,861)	218,677
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(9,935)	(1,212)	797
Net increase (decrease) in cash, cash equivalents, and restricted cash	12,152	(178,623)	399,925
Cash, cash equivalents, and restricted cash, beginning of period[(1)]	416,888	595,511	195,586
Cash, cash equivalents, and restricted cash, end of period[(1)]	$ 429,040	$ 416,888	$ 595,511
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 2,754	$ 4,690	$ 7,481
Cash paid for income taxes, net of tax refunds	7,044	2,009	1,472

(1) Restricted cash is included in other current assets in the consolidated balance sheets for the periods presented.

See notes to consolidated financial statements

BOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Basis of Presentation

Description of Business

We were incorporated in the state of Washington in April 2005, and were reincorporated in the state of Delaware in March 2008. Box provides a leading cloud content management platform that enables organizations of all sizes to securely manage cloud content while allowing easy, secure access and sharing of this content from anywhere, on any device.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. GAAP and include the consolidated accounts of Box, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Certain prior period amounts reported in our consolidated financial statements and notes thereto have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenues, operating income, or net income.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ from these estimates. Such estimates include, but are not limited to, the fair value of acquired intangible assets, useful lives of acquired intangible assets and property and equipment, the standalone selling price allocation included in contracts with multiple performance obligations, the expected benefit period for deferred commissions, the useful life of capitalized internal-use software costs, the incremental borrowing rate we use to determine our lease liabilities, the valuation allowance of deferred income tax assets, and unrecognized tax benefits, among others. Management bases its estimates on historical experience and on various other assumptions which management believes to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

We derive our revenue primarily from three sources: (1) subscription revenue, which is comprised of subscription fees from customers who have access to our content cloud platform which includes routine customer support; (2) revenue from customers purchasing our premier services package; and (3) revenue from professional services such as implementing best practice use cases, project management and implementation consulting services.

Revenue is recognized when control of these services is transferred to a customer. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those services.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue as we satisfy a performance obligation

Subscription and Premier Services Revenues

We recognize revenue as we satisfy our performance obligations. Accordingly, due to our subscription model, we recognize revenue for our subscription and premier services ratably over the contract term.

We typically invoice our customers at the beginning of the term, in multi-year, annual, quarterly or monthly installments. Our subscription and premier services contracts generally range from one to three years in length, are typically non-cancellable and do not contain refund-type provisions. Revenue is presented net of sales and other taxes we collect on behalf of governmental authorities.

Professional Services

Professional services are generally billed on a fixed price basis, for which revenue is recognized over time based on the proportion performed.

Contracts with Multiple Performance Obligations

Our contracts can include multiple performance obligations which may consist of some or all of subscription services, premier services, and professional services. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices.

Deferred Revenue

Deferred revenue consists of billings in advance of revenue recognition generated by our subscription services, premier services, and professional services described above.

Cost of Revenue

Cost of revenue consists primarily of costs related to providing our subscription services to our paying customers, including employee compensation and related expenses for data center operations, customer support and professional services personnel, public cloud infrastructure costs, depreciation of servers and equipment, security services and other tools, as well as amortization expense associated with capitalized internally developed software and acquired technology. We allocate overhead such as rent, information technology costs and employee benefit costs to all departments based on headcount.

Deferred Commissions

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new contracts are deferred and then amortized on a straight-line basis over a period of benefit that we have estimated to be five years. We determined the period of benefit by taking into consideration the duration of our customer contracts, the life cycles of our technology and other factors. Sales commissions for renewal contracts are deferred and then amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in sales and marketing expenses on the consolidated statements of operations.

We deferred sales commissions costs of $55.0 million, $59.2 million and $48.0 million during the years ended January 31, 2023, 2022 and 2021, respectively, and amortized $53.5 million, $45.9 million and $36.1 million of deferred commissions during the same periods respectively.

Certain Risks and Concentrations

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Although we deposit our cash with multiple financial institutions, our deposits, at times, may exceed deposit insurance coverage limits.

We sell to a broad range of customers. Our revenue is derived primarily from the United States across a multitude of industries. Accounts receivable are derived from the delivery of our services to customers primarily located in the United States. We accept and settle our accounts receivable using credit cards, electronic payments and checks. A majority of our lower dollar value invoices are settled by credit card on or near the date of the invoice. We do not require collateral from customers to secure accounts receivable. We believe collections of our accounts receivable are probable based on the size, industry diversification, financial condition and past transaction history of our customers. As of January 31, 2023 and 2022, one reseller, which is also a customer, accounted for more than 10% of total accounts receivable. No single customer represented over 10% of revenue in the years ended January 31, 2023, 2022, and 2021.

We serve our customers and users from data center facilities and public cloud hosting operated by third parties. In order to reduce the risk of down time of our subscription services, we have established data centers and third-party cloud computing and hosting providers in various locations in the United States and abroad. We have internal procedures to restore services in the event of disaster at any one of our current data center facilities and with our cloud providers. Even with these procedures for disaster recovery in place, our cloud services could be significantly interrupted during the implementation of the procedures to restore services.

Geographic Locations

For the years ended January 31, 2023, 2022 and 2021, revenue attributable to customers in the United States was 67%, 68% and 72%, respectively. For the years ended January 31, 2023, 2022 and 2021 revenue attributable to customers in Japan was 19%, 18%, and 14%, respectively.

As of January 31, 2023 and 2022, substantially all of our property and equipment was located in the United States.

Foreign Currency Translation and Transactions

The functional currency of our principal foreign subsidiary is the U.S. dollar; for the other foreign subsidiaries, the functional currency is generally the local currency. Adjustments resulting from translating foreign functional currency financial statements of our foreign subsidiaries into U.S. dollars are recorded as part of a separate component of the consolidated statements of comprehensive income (loss). Foreign currency transaction gains and losses are included within interest and other expense, net, in the consolidated statements of operations for the period. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. Translation adjustments were $8.5 million and $4.5 million as of January 31, 2023 and 2022, respectively. We incurred $3.4 million and $3.7 million in foreign currency exchange losses during the year ended January 31, 2023 and 2022, respectively. We incurred $2.5 million in foreign currency exchange gains during the year ended January 31, 2021.

Cash and Cash Equivalents

We consider all highly liquid investments with an initial maturity of 90 days or less at the date of purchase to be cash equivalents. We maintain such funds in overnight cash deposits, money market funds, and certificates of deposit.

Fair Value of Financial Instruments

We measure our financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. We define fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

- Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

- Level 3—Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

Marketable Securities

We classify our marketable securities as available-for-sale securities as we may sell these securities at any time for use in operations or for other purposes. We record such securities at fair value in our consolidated balance sheet, with unrealized gains or losses reported as a component of accumulated other comprehensive loss. The amount of unrealized gains or losses reclassified into earnings is based on specific identification when the securities are sold. We periodically evaluate if any security has experienced credit-related declines in fair value, which are recorded against an allowance for credit losses with an offsetting entry to interest and other expense, net on the consolidated statement of operations.

Derivative Instruments and Hedging

We measure derivative financial instruments at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. We record changes in the fair value of derivative financial instruments designated as cash flow hedges in other comprehensive income (loss). When the hedged transaction affects earnings, we subsequently reclassify the net derivative gain or loss within other comprehensive income (loss) into the same line as the hedged item on the consolidated statements of operations to offset the changes in the hedged transaction.

The cash flow effects related to derivative financial instruments designated as cash flow hedges are included within operating activities on our consolidated statements of cash flows.

Accounts Receivable and Related Allowance

Accounts receivable are recorded at the invoiced amounts and do not bear interest. We maintain an allowance for estimated losses inherent in our accounts receivable portfolio. We assess the collectability of the accounts by taking into consideration the aging of our trade receivables, historical experience, reasonable and supportable forecasts of future economic conditions, and management judgment. We write off trade receivables against the allowance when management determines a balance is uncollectible and no longer intends to actively pursue collection of the receivable.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term. Depreciation commences once the asset is ready to be placed in service. Construction in progress is primarily related to the construction or development of property and equipment which have not yet been placed in service for their intended use.

Leases

We determine whether an arrangement contains a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To determine whether a contract is or contains a lease, we consider all relevant facts and circumstances to assess whether the customer has both of the following:

- The right to obtain substantially all of the economic benefits from use of the identified asset

- The right to direct the use of the identified asset

We recognize lease liabilities and right-of-use assets at lease commencement. We measure lease liabilities based on the present value of lease payments over the lease term discounted using the rate implicit in the lease when that rate is readily determinable or our incremental borrowing rate. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own and adjust our incremental borrowing rate to reflect the corresponding lease term. We do not include in the lease term options to extend or terminate the lease unless it is reasonably certain that we will exercise any such options. We account for the lease and non-lease components as a single lease component for all our leases.

We measure right-of-use assets based on the corresponding lease liabilities adjusted for (i) prepayments made to the lessor at or before the commencement date, (ii) initial direct costs we incur, and (iii) tenant incentives under the lease. We evaluate the recoverability of our right-of-use assets for possible impairment in accordance with our long-lived assets policy. We do not recognize right-of-use assets or lease liabilities for short-term leases, which have a lease term of twelve months or less, and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Operating leases are reflected in operating lease right-of-use assets, operating lease liabilities, and operating lease liabilities, non-current on our consolidated balance sheets. Finance leases are included in property and equipment, net, finance lease liabilities, and other long-term liabilities on our consolidated balance sheets.

We begin recognizing rent expense when the lessor makes the underlying asset available to us. We recognize rent expense under our operating leases on a straight-line basis. For finance leases, we record interest expense on the lease liability in addition to amortizing the right-of-use asset (generally straight-line) over the shorter of the lease term or the useful life of the right-of-use asset. Variable lease payments are expensed as incurred and are not included within the lease liabilities and right-of-use assets calculation. We generally recognize sublease income on a straight-line basis over the sublease term.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Impairment Assessment of Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets

We evaluate the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any significant impairment charges during the years presented.

Acquired finite-lived intangible assets are typically amortized over the estimated useful lives of the assets, which is generally two to seven years. We evaluate the recoverability of our intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any such impairment charges during the years presented.

We review goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We have elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. If we determine that it is more likely than not that its fair value is less than its carrying amount, then the quantitative goodwill impairment test will be performed. The quantitative goodwill impairment test identifies goodwill impairment and measures the amount of goodwill impairment loss to be recognized by comparing the fair value of our single reporting unit with its carrying amount. If the fair value exceeds its carrying amount, no further analysis is required; otherwise, any excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. No impairment of goodwill has been identified during the years presented.

Legal Contingencies

From time to time, we are subject to litigation and claims that arise in the ordinary course of business. We investigate litigation and claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. Because the results of litigation and claims cannot be predicted with certainty, we base our loss accruals on the best information available at the time. As additional information becomes available, we reassess our potential liability and may revise our estimates. Such revisions could have a material impact on future quarterly or annual results of operations.

Research and Development Costs

Research and development costs include personnel costs, including stock-based compensation expense, associated with our engineering personnel and consultants responsible for the design, development and testing of the product, depreciation of equipment used in research and development and allocated overhead for facilities, information technology, and employee benefit costs.

Internal-Use Software Costs

We capitalize costs to develop software for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Once an application has reached the development stage, qualifying internal and external costs are capitalized until the application is substantially complete and ready for its intended use. Capitalized qualifying costs are amortized on a straight-line basis when the software is ready for its intended use over an estimated useful life, which is generally three years. Internal-use software costs also include third-party on-premises software, which is amortized over the lesser of five years or the license term. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

We capitalize qualifying implementation costs incurred in a hosting arrangement that is a service contract based on the existing guidance for internally developed software, which is presented as part of our prepaid expenses and other current assets and other long-term assets based on the term of the associated hosting arrangement. Qualifying external and internal costs incurred during the application development stage of implementation are capitalized and costs incurred during the preliminary project and post implementation stages are expensed as incurred. We amortize capitalized qualifying implementation costs on a straight-line basis when the module or component of the hosting arrangement is ready for its intended use over the shorter of (i) the contract term plus the renewal period and (ii) three years. The amortization of capitalized qualifying implementation costs is presented in the same line item as fees for the associated hosting arrangement in the consolidated statements of operations. We test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expense. Advertising costs for the years ended January 31, 2023, 2022 and 2021 were $14.7 million, $16.6 million and $15.0 million, respectively.

Stock-Based Compensation

We determine the fair value of stock options and purchase rights issued to employees under our 2015 Equity Incentive Plan and 2015 Employee Stock Purchase Plan on the date of grant using the Black-Scholes option pricing model, which is impacted by the fair value of our common stock as well as changes in assumptions regarding a number of variables, which include, but are not limited to, the expected common stock price volatility over the term of the awards, the expected term of the awards, risk-free interest rates and the expected dividend yield. We use the market closing price of our Class A common stock as reported on the New York Stock Exchange for the fair value of restricted stock units granted after our IPO.

We recognize compensation expense for stock options and restricted stock units, net of estimated forfeitures, on a straight-line basis over the period during which an employee is required to provide services in exchange for the award (generally the vesting period of the award). We estimate future forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize compensation expense of purchase rights granted under our 2015 ESPP on a straight-line basis over the offering period.

For performance-based restricted stock units that vest based upon continued service and achievement of certain performance conditions established by the board of directors for a predetermined period, the fair value is determined based upon the market closing price of our Class A common stock on the date of the grant; compensation expense is recognized over the requisite service period if it is probable that the performance condition will be satisfied based on the accelerated attribution method.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the temporary differences between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in income tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts we believe are more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

The 2017 Tax Cuts and Jobs Act subjects a U.S. shareholder to tax on global intangible low-taxed income (GILTI) earned by foreign subsidiaries. We elected to account for the income tax effects of GILTI as a period cost in the year the tax is incurred.

Recently Adopted and Issued Accounting Pronouncements

There were no recently adopted or issued accounting pronouncements that had a material impact on our consolidated financial statements for the year ended January 31, 2023.

Note 3. Revenue

Deferred Revenue

Deferred revenue was $566.6 million and $534.2 million as of January 31, 2023 and 2022, respectively. During the years ended January 31, 2023 and 2022, we recognized $521.3 million and $443.9 million of revenue that was included in the deferred revenue balance as of January 31, 2022 and 2021, respectively.

Transaction Price Allocated to the Remaining Performance Obligations

As of January 31, 2023, we had remaining performance obligations from contracts with customers of $1.2 billion. We expect to recognize revenue on 59% of these remaining performance obligations over the next 12 months, with the substantial majority of the remaining balance expected to be recognized within 24 months.

Note 4. Fair Value of Financial Instruments

Fair Value Measurements of Assets and Liabilities Measured at Fair Value on a Recurring Basis

We measure our financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. We define fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

- Level 1—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

- Level 3—Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

Financial assets subject to the fair value disclosure requirements are included in the table below. All of our financial assets are classified as level 1. The amortized cost, unrealized loss, and estimated fair value of marketable securities were as follows (in thousands):

| | January 31, 2023 | | |
	Amortized Cost	Unrealized Loss	Estimated Fair Value
Cash equivalents:			
Money market funds	$ 181,513	$ —	$ 181,513
U.S. treasury securities	16,908	(2)	16,906
Total cash equivalents	$ 198,421	$ (2)	$ 198,419
Short-term investments:			
U.S. treasury securities	$ 32,803	$ (20)	$ 32,783
Total short-term investments	$ 32,803	$ (20)	$ 32,783
Total cash equivalents and short-term investments	$ 231,224	$ (22)	$ 231,202

| | January 31, 2022 | | |
	Amortized Cost	Unrealized Loss	Estimated Fair Value
Cash equivalents:			
Money market funds	$ 202,446	$ —	$ 202,446

As of January 31, 2023, contractual maturities of marketable securities were all within one year.

As of January 31, 2023, we do not consider any portion of the unrealized losses to be credit losses.

As of January 31, 2022, we had certificates of deposit for a total of $170 million, with original maturities of more than three months and less than twelve months that are classified as short-term investments in our consolidated balance sheet. We did not have any certificates of deposit as of January 31, 2023.

Fair Value Measurements of Other Financial Instruments

In November 2017, we entered into a secured credit agreement (as amended or otherwise modified from time to time, the November 2017 Facility). As of January 31, 2023 and 2022, we had total debt outstanding relating to the November 2017 Facility with a carrying amount of $30.0 million. The estimated fair value of the November 2017 Facility, which we have classified as a Level 2 financial instrument, approximates its carrying value.

In January 2021, we issued $345.0 million aggregate principal amount of 0.00% convertible senior notes due January 15, 2026. The fair value of the Notes is determined using observable market prices. The fair value of the Notes, which we have classified as a Level 2 instrument, was $462.9 million and $413.1 million as of January 31, 2023 and 2022, respectively.

Note 5. Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	January 31,	
	2023	2022
Data center equipment	$ 353,519	$ 353,787
Leasehold improvements	79,319	75,981
Computer-related equipment and software	21,436	20,935
Furniture and fixtures	15,301	14,421
Construction in progress	2,362	6,324
Total property and equipment	471,937	471,448
Less: accumulated depreciation	(401,965)	(365,693)
Total property and equipment, net	$ 69,972	$ 105,755

As of January 31, 2023, the gross carrying amount of property and equipment included $258.3 million of data center equipment acquired under finance leases and the accumulated depreciation of property and equipment acquired under these finance leases was $226.2 million. As of January 31, 2022, the gross carrying amount of property and equipment included $258.8 million of data center equipment and construction in progress acquired under finance leases and the accumulated depreciation of property and equipment acquired under these finance leases was $196.6 million.

Depreciation expense related to property and equipment was $51.2 million, $63.9 million and $68.1 million for the years ended January 31, 2023, 2022 and 2021, respectively.

Operating Lease Right-of-Use Assets, Net

Operating lease right-of-use assets, net consisted of the following (in thousands):

	January 31,	
	2023	2022
Operating lease right-of-use assets	$ 288,121	$ 290,808
Less: accumulated amortization	(156,949)	(118,000)
Operating lease right-of-use assets, net	$ 131,172	$ 172,808

Note 6. Leases

We have entered into various non-cancellable operating lease agreements for certain of our offices and data centers with lease periods expiring primarily between fiscal years 2024 and 2034. Certain of these arrangements have free or escalating rent payment provisions and optional renewal or termination clauses. Our operating leases typically include variable lease payments, which are primarily comprised of common area maintenance and utility charges for our offices and power and network connections for our data centers, that are determined based on actual consumption. Our operating lease agreements do not contain any residual value guarantees, covenants, or other restrictions.

We also entered into various finance lease arrangements to obtain servers and related equipment for our data center operations. These agreements are primarily for four years and certain of these arrangements have optional renewal or termination clauses. The leases are secured by the underlying leased servers and related equipment. In November 2022, we modified our finance leases to reflect our intent to exercise the purchase options at the end of the term of each finance lease. This resulted in an increase of $8.7 million to property and equipment, net and increases of $6.6 million and $2.1 million to finance lease liabilities and other long-term liabilities, respectively.

We sublease certain floors of our Redwood City and London offices. Our current subleases have total lease terms ranging from 30 to 96 months that will expire at various dates by fiscal year 2026.

The components of lease cost, which were included in operating expenses in our consolidated statements of operations, were as follows (in thousands):

| | Year End January 31, | |
	2023	2022
Finance lease cost:		
Amortization of finance lease right-of-use assets	$ 40,526	$ 51,907
Interest on finance lease liabilities	2,112	3,913
Operating lease cost, gross	49,965	53,052
Variable lease cost, gross	8,882	8,995
Sublease income	(9,035)	(10,787)
Total lease cost	$ 92,450	$ 107,080

Supplemental cash flow information related to leases was as follows (in thousands):

| | Year End January 31, | |
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows for operating leases	$ 54,260	$ 58,527
Operating cash flows for finance leases	1,962	3,923
Financing cash flows for finance leases	40,353	50,391
Right-of-use assets obtained in exchange of lease obligations		
Operating leases	$ 197	$ 20,296
Finance leases	10,225	3,501

Supplemental information related to the remaining lease term and discount rate was as follows:

| | January 31, | |
	2023	2022
Weighted-average remaining lease term (in years)		
Operating leases	4.47	5.15
Finance leases	0.78	1.56
Weighted-average discount rate		
Operating leases	5.26%	5.09%
Finance leases	5.46%	4.55%

As of January 31, 2023, maturities of our operating and finance lease liabilities, which do not include short-term leases and variable lease payments, are as follows (in thousands):

Years ending January 31:	Operating Leases (1)	Finance Leases
2024	$ 55,518	$ 30,430
2025	34,768	2,622
2026	30,867	—
2027	29,854	—
2028	25,620	—
Thereafter	10,364	—
Total lease payments	$ 186,991	$ 33,052
Less: imputed interest	$ (21,238)	$ (917)
Present value of total lease liabilities	$ 165,753	$ 32,135

(1) Non-cancellable sublease proceeds for the years ending January 31, 2024, 2025 and 2026 of $6.8 million, $6.9 million and $1.0 million, respectively, are not included in the table above.

As of January 31, 2023, we had two operating leases for our office spaces that have not yet commenced. These operating leases have aggregated undiscounted future payments of $40.6 million and lease terms ranging from nine to ten years. These operating leases will commence during fiscal year 2024 and 2025. We did not reflect these operating leases on the consolidated balance sheet as of January 31, 2023 and the tables above. We did not have any finance leases that have not yet commenced as of January 31, 2023.

Note 7. Acquisitions

Results of operations for the acquisitions described in this Note have been included in our consolidated statements of operations since the acquisition dates and were not material. Pro forma results of operations for these acquisitions have not been presented because they were also not material to the consolidated results of operations.

We did not have any material acquisitions during the year ended January 31, 2023.

Fiscal Year 2022

SignRequest B.V.

On February 8, 2021, we completed the acquisition of SignRequest B.V. (SignRequest), an e-signature provider, for total aggregate consideration of $54.3 million comprised of a combination of cash and shares of our Class A common stock. Box acquired SignRequest to develop Box Sign, an e-signature capability that was developed using SignRequest's technology and natively integrated into Box.

The consideration paid was $44.3 million of cash and 559,366 shares of our Class A common stock valued at $10.0 million. The shares of our Class A common stock were issued one year after the closing date of the acquisition.

Under the acquisition method of accounting, the total final purchase price was allocated to SignRequest's net tangible and intangible assets based upon their estimated fair values as of the acquisition date. Of the total purchase price, $43.4 million was allocated to goodwill, $14.9 million to the acquired developed technology, $2.5 million to deferred tax liability and the remainder to net liabilities assumed, which were not material. The goodwill recognized was primarily attributed to increased synergies that are expected to be achieved from the integration of the acquired developed technology into the Box service. Goodwill is non-deductible for tax purposes.

Cloud FastPath

On February 16, 2021, we purchased certain assets and assumed certain liabilities of, and hired certain employees from, Cloud FastPath, a cloud-based content migration solution, for total consideration of $14.8 million paid in cash. We entered into this agreement with Cloud FastPath to supplement and enhance Box Shuttle, our full-service content migration program.

The fair value of the consideration transferred on the date of purchase totaled $14.8 million, which consisted of cash consideration of $12.4 million and $2.4 million which was held back for fifteen months from the date of purchase as partial security against indemnification obligations.

Under the acquisition method of accounting, the total final purchase price was allocated to Cloud FastPath's net tangible and intangible assets based on their estimated fair values as of the date of purchase. Of the total purchase price, $13.2 million was allocated to goodwill, $5.8 million to the acquired developed technology, $4.8 million to deferred revenue and the remainder to net assets assumed, which were not material. The goodwill recognized was primarily attributed to increased synergies that are expected to be achieved from the integration of the acquired developed technology into the Box service. Goodwill is deductible for tax purposes.

Note 8. Goodwill and Acquired Intangible Assets

Goodwill was $73.9 million and $74.5 million as of January 31, 2023 and 2022, respectively, and included the acquisitions of SignRequest and Cloud FastPath described in Note 7 and others. Goodwill balances were impacted by the effect of foreign currency translation. We did not record any goodwill impairment during the years ended January 31, 2023 and 2022.

Acquired intangible assets are included in other long-term assets in the consolidated balance sheets. Acquired intangible assets consisted of the following (in thousands):

	Weighted-Average Remaining Useful Life (Years)	Gross Value	Accumulated Amortization	Net Carrying Value
Balance as of January 31, 2022	3.31	$ 22,711	$ (5,003)	$ 17,708
Developed technology		160	(5,808)	(5,648)
Balance as of January 31, 2023	2.31	$ 22,871	$ (10,811)	$ 12,060

Acquired intangible assets are amortized on a straight-line basis over the useful life. Amortization of acquired developed technology is included in cost of revenue in the consolidated statements of operations.

As of January 31, 2023, expected amortization expense for acquired intangible assets was as follows (in thousands):

Years ending January 31:	
2024	$ 5,808
2025	3,490
2026	2,762
Total	$ 12,060

Note 9. Commitments and Contingencies

Letters of Credit

As of January 31, 2023 and 2022, we had letters of credit in the aggregate amount of $18.6 million in connection with our operating leases and voluntary disability insurance (VDI) program, which were primarily issued under the available sublimit for the issuance of letters of credit in conjunction with a secured credit agreement as disclosed in Note 10.

Purchase Obligations

Our purchase obligations relate primarily to infrastructure services and IT software and support services costs. As of January 31, 2023, future payments under non-cancellable contractual purchases, which were not recognized on our consolidated balance sheet, are as follows, shown in accordance with the payment due date (in thousands):

Years ending January 31:	
2024	$ 7,977
2025	112,785
2026	5,418
2027	264,586
Total	$ 390,766

Our contracts for infrastructure services and IT software, which have terms ranging from 2 to 8 years, support our long-term goals of improving gross margin. In addition to the purchase obligations included above, as of January 31, 2023, we recognized a total of $19.0 million related to non-cancellable contractual purchases, which were included in accounts payable, accrued expenses and other current liabilities, and other long-term liabilities on the consolidated balance sheet. $15.6 million, $1.7 million and $1.7 million is due to be paid in the years ending January 31, 2024, 2025 and 2026, respectively.

Legal Matters

From time to time, we are subject to litigation and claims that arise in the ordinary course of business. We investigate litigation and claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. Although the results of litigation and claims cannot be predicted with certainty, we believe there was not at least a reasonable possibility that we had incurred a material loss with respect to such loss contingencies as of January 31, 2023.

Indemnification

We include service level commitments to our customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those levels. In addition, our customer contracts often include (i) specific obligations that we maintain the availability of the customer's data through our service and that we secure customer content against unauthorized access or loss, and (ii) indemnity provisions whereby we indemnify our customers for third-party claims asserted against them that result from our failure to maintain the availability of their content or securing the same from unauthorized access or loss. To date, we have not incurred any material costs as a result of such commitments.

Our arrangements generally include certain provisions for indemnifying customers against liabilities if our products or services infringe a third party's intellectual property rights. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any material costs as a result of such obligations and have not accrued any material liabilities related to such obligations in the consolidated financial statements. In addition, we indemnify our officers, directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under any indemnification provisions.

Note 10. Debt

Convertible Senior Notes

In January 2021, we issued $345.0 million aggregate principal amount of 0.00% convertible senior notes due January 15, 2026. The Notes are senior unsecured obligations and do not bear regular interest. Each $1,000 principal amount of the Notes will be convertible into 38.7962 shares of our Class A common stock, which is equivalent to a conversion price of approximately $25.78 per share.

The Notes are convertible at the option of the holders of the Notes at any time prior to the close of business on the business day immediately preceding October 15, 2025, only under the following circumstances: (1) during any fiscal quarter commencing after the fiscal quarter ending on April 30, 2021 (and only during such fiscal quarter), if the last reported sale price of our Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five-business day period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the conversion rate for the Notes on each such trading day; (3) if we call the Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events.

On or after October 15, 2025, holders of the Notes may convert all or any portion of their Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Effective February 5, 2021, we have made an irrevocable election to settle the principal portion of the Notes only in cash. Accordingly, upon conversion, we will pay the principal portion in cash and we will pay or deliver, as the case may be, the conversion premium in cash, shares of common stock or a combination of cash and shares of common stock, at our election.

We may not redeem the Notes prior to January 20, 2024. We may redeem for cash all or any portion of the Notes, at our option, on or after January 20, 2024, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid special interest to, but excluding the redemption date.

Upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) prior to the maturity date, subject to certain conditions, holders of the Notes may require us to repurchase all or a portion of the Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid special interest to, but excluding, the fundamental change repurchase date.

As of January 31, 2023, the conditions allowing holders of the Notes to convert were not met.

The net carrying amount of the Notes consisted of the following (in thousands):

	January 31, 2023	January 31, 2022
Principal	$ 345,000	$ 345,000
Unamortized issuance costs	(5,649)	(7,537)
Net carrying amount	$ 339,351	$ 337,463

Issuance costs are being amortized to interest expense over the term of the Notes using the effective interest rate method. The effective interest rate used to amortize the issuance costs is 0.56%. For the years ended January 31, 2023 and 2022, interest expense recognized related to the Notes was not material.

Capped Calls

In connection with the pricing of the Notes, we entered into privately negotiated Capped Calls. The Capped Calls each have a strike price of approximately $25.80 per share, subject to certain adjustments, which correspond to the initial conversion price of the Notes. The Capped Calls have initial cap prices of $35.58 per share, subject to certain adjustments. The Capped Calls cover, subject to anti-dilution adjustments, approximately 13.4 million shares of our Class A common stock. The Capped Calls are generally intended to reduce or offset the potential dilution to our common stock upon any conversion of the Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. The Capped Calls are separate transactions, and not part of the terms of the Notes. As these transactions meet certain accounting criteria, the Capped Calls are recorded in stockholders' deficit and are not accounted for as derivatives. The cost of $27.8 million incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in capital.

Line of Credit

On November 27, 2017, we entered into a secured credit agreement (as amended or otherwise modified from time to time, the November 2017 Facility). Pursuant to the terms of the November 2017 Facility, the maturity date of borrowings is July 26, 2024, the revolving commitment is $65.0 million, and the agreement provides for a sublimit for the issuance of letters of credit of $45.0 million. The revolving loans accrue interest at a LIBOR rate (based on one, three or six-month interest periods) plus a margin ranging from 1.15% to 1.65%. The margin is determined based on the senior secured leverage ratio, as defined in the November 2017 Facility. Borrowings under the November 2017 Facility are collateralized by substantially all of our assets. The November 2017 Facility requires us to comply with a maximum leverage ratio and a minimum liquidity requirement. Additionally, the November 2017 Facility contains customary affirmative and negative covenants.

As of January 31, 2023, we had total debt outstanding with a carrying amount of $30.0 million and we were in compliance with all financial covenants.

Interest expense in connection with the November 2017 Facility includes interest charges for our line of credit, amortization of issuance costs, and unused commitment fees on our line of credit. For the years ended January 31, 2023 and 2022, interest expense recognized related to the November 2017 Facility was not material.

Derivative Instruments and Hedging

In association with our November 2017 Facility, we are required to make variable rate interest payments based on a contractually specified interest rate index (e.g., LIBOR). The variable rate interest payments create interest rate risk as interest payments will fluctuate based on changes in the contractually specified interest rate index over the life of the loan. To minimize our risk exposure due to the volatility of the interest rate index, we entered into an interest rate swap agreement with Wells Fargo Bank, National Association, effective as of September 5, 2019. This agreement, which is designated as a cash flow hedge, has a maturity of five years. Under the Swap Agreement, we have hedged a portion of the variable interest payments by effectively fixing our interest payments over the term of the agreement. As of January 31, 2023, our interest rate swap had a notional value of $30.0 million.

Note 11. Redeemable Convertible Preferred Stock and Stockholders' Deficit

Common Stock

The holder of each share of Class A common stock is entitled to 1 vote per share. As of January 31, 2023 and 2022, we had authorized 1,000,000,000 shares of Class A common stock, par value of $0.0001 per share. 144,301,040 and 145,080,983 shares of Class A common stock were issued and outstanding as of January 31, 2023 and 2022, respectively.

Preferred Stock

As of January 31, 2023 and 2022, we had authorized 100,000,000 shares of undesignated preferred stock, par value of $0.0001 per share. 500,000 shares of Series A Convertible Preferred Stock were issued and outstanding as of January 31, 2023 and 2022.

Treasury Stock

As of January 31, 2023 and 2022, we held an aggregate of 3,107,809 shares of common stock as treasury stock.

Series A Convertible Preferred Stock

On April 7, 2021, we entered into an investment agreement with KKR relating to the issuance and sale of 500,000 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share, for an aggregate purchase price of $500 million, or $1,000 per share. The closing of the Issuance occurred on May 12, 2021 (the "Closing Date").

The Series A Preferred Stock rank senior to our Class A common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Box. The Series A Preferred Stock initially have a liquidation preference of $1,000 per share. Holders of the Series A Preferred Stock are entitled to a cumulative dividend (the "Dividend") at the rate of 3.0% per annum, compounding quarterly, paid-in-kind or paid in cash, at our election. For any quarter in which we elect not to pay the Dividend in cash with respect to a share of Series A Preferred Stock, such Dividend will become part of the liquidation preference of such share, as set forth in the Certificate of Designations designating the Series A Preferred Stock (the "Certificate of Designations").

The Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of Class A common stock at an initial conversion price of $27.00 per share. At any time after the third anniversary of the Closing Date, if the volume weighted average price of our Class A common stock exceeds 200% of the conversion price set forth in the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, including the last day of such trading period, at our election, all of the Series A Preferred Stock will be convertible into the applicable number of shares of Class A common stock.

Holders of the Series A Preferred Stock are entitled to vote with the holders of our Class A common stock on an as-converted basis. Holders of the Series A Preferred Stock are entitled to a separate class vote with respect to, among other things, amendments to our organizational documents that have an adverse effect on the Series A Preferred Stock, authorizations or issuances by us of securities that are senior to, or equal in priority with, the Series A Preferred Stock, increases or decreases in the number of authorized shares of Series A Preferred Stock, and payments of special dividends in excess of an agreed upon amount.

At any time following the fifth anniversary of the Closing Date, we may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) 100% of the then-current liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time on or after the fifth anniversary of the Closing Date and prior to the sixth anniversary of the Closing Date, (B) 102% if the redemption occurs at any time on or after the sixth anniversary of the Closing Date and prior to the seventh anniversary of the Closing Date, and (C) 100% if the redemption occurs at any time on or after the seventh anniversary of the Closing Date.

At any time following the seventh anniversary of the Closing Date, each holder of the Series A Preferred Stock will have the right to cause us to redeem, ratably, in whole or, from time to time, in part, the shares of Series A Preferred Stock held by such holder for a per share amount in cash equal to the sum of (x) 100% of the then-current liquidation preference thereof, plus (y) all accrued and unpaid dividends.

Upon prior written notice of certain change of control events involving Box, the shares of the Series A Preferred Stock shall automatically be redeemed by us for a repurchase price equal to the greater of (i) the value of the shares of Series A Preferred Stock as converted into Class A common stock at the then-current conversion price and (ii) an amount in cash equal to 100% of the then-current liquidation preference thereof plus all accrued but unpaid dividends. In the case of clause (ii) above, we will also be required to pay the holders of the Series A Preferred Stock a "make-whole" premium consisting of dividends that would have otherwise accrued from the effective date of such change of control through the fifth anniversary of the Closing Date.

Pursuant to the Investment Agreement, we agreed to increase the size of our board of directors in order to appoint, as of the Closing Date, one individual designated by KKR to our board of directors for a term expiring at the 2023 annual meeting of our stockholders. So long as KKR beneficially owns at least 50% of the shares of Series A Preferred Stock purchased by KKR at the closing of the Issuance on an as-converted basis, KKR will have the right to designate a director nominee for election to our board of directors.

We have applied the guidance in ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities and have therefore classified the Series A Preferred Stock as mezzanine equity. The Series A Preferred Stock was recorded outside of stockholders' deficit because the shares may be redeemed at the option of the holders and that redemption option is not solely within our control. Upon issuance, we recorded the Series A Preferred Stock, net of issuance costs. We have elected to accrete the issuance costs through the date the shares can first be redeemed at the option of the holders, which is the seventh anniversary of the Closing Date using the effective interest rate method. During the years ended January 31, 2023 and 2022, we recognized accretion of $2.1 million and $1.5 million, respectively.

During the years ended January 31, 2023 and 2022, we had paid cash dividends to our Series A Preferred Stockholders in the amount of $15.0 million and $9.6 million, respectively. As of January 31, 2023, we had accrued dividends of $1.3 million on the Series A Preferred Stock. Accrued dividends are recorded against additional paid-in capital due to Box being in an accumulated deficit position.

Share Repurchase Plan

Between July 2021 and January 31, 2023, our board of directors authorized the repurchase of up to an aggregate of $760 million of shares of our Class A common stock. As of January 31, 2023, we had used approximately $595.3 million to repurchase 23.6 million shares and approximately $140.9 million remained available for additional repurchases. During the year ended January 31, 2023, we repurchased 10.2 million shares at a weighted average price of $26.10 per share for a total amount of $266.7 million.

Note 12. Stock-Based Compensation

Employee Equity Plans

In January 2015, our board of directors adopted the 2015 Plan, which became effective prior to the completion of our initial public offering (IPO). Awards granted under the 2015 Plan may be (i) incentive stock options, (ii) nonstatutory stock options, (iii) restricted stock units, (iv) restricted stock awards or (v) stock appreciation rights, as determined by our board of directors at the time of grant. Generally, our restricted stock units vest over four years and, (a) for employee new hire restricted stock unit grants, twenty-five percent vest one year from the vesting commencement date and continue to vest 1/16th per quarter thereafter; or (b) for employee refresh restricted stock unit grants, 1/16th per quarter vest from the vesting commencement date. As of January 31, 2023, 30,692,156 shares were reserved for future issuance under the 2015 Plan.

In January 2015, our board of directors adopted the 2015 ESPP, which became effective prior to the completion of our IPO. The 2015 ESPP allows eligible employees to purchase shares of our Class A common stock at a discount of up to 15% through payroll deductions of their eligible compensation, subject to any plan limitations. The 2015 ESPP provides for 24-month offering periods beginning March 16 and September 16 of each year, and each offering period consists of four six-month purchase periods.

On each purchase date, eligible employees may purchase our stock at a price per share equal to 85% of the lesser of (1) the fair market value of our stock on the offering date or (2) the fair market value of our stock on the purchase date. In the event the price is lower on the last day of any purchase price period, in addition to using that price as the basis for that purchase period, the offering period resets and the new lower price becomes the new offering price for a new 24 month offering period. As of January 31, 2023, 5,292,010 shares were reserved for future issuance under the 2015 ESPP.

Stock Options

The following table summarizes the stock option activity under the equity incentive plans and related information:

	Shares Subject to Options Outstanding		Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
	Shares	Weighted-Average Exercise Price		
Balance as of January 31, 2021	6,617,037	$ 10.77	3.77	$ 48,098
Options granted	—	—		
Options exercised	(886,644)	4.54		
Options forfeited/cancelled	(3,500)	4.63		
Balance as of January 31, 2022	5,726,893	$ 11.74	3.04	$ 82,481
Options granted	—	—		
Options exercised	(2,703,830)	4.78		
Options forfeited/cancelled	(650,000)	20.28		
Balance as of January 31, 2023	2,373,063	$ 17.32	3.81	$ 34,820
Vested and expected to vest as of January 31, 2023	2,371,974	$ 17.32	3.80	$ 34,807
Exercisable as of January 31, 2023	2,350,469	$ 17.30	3.78	$ 34,539

The aggregate intrinsic value of options vested and expected to vest and exercisable as of January 31, 2023 is calculated based on the difference between the exercise price and the current fair value of our common stock. The aggregate intrinsic value of exercised options for the years ended January 31, 2023, 2022 and 2021 was $60.0 million, $17.9 million, and $28.0 million, respectively. The aggregate estimated fair value of stock options granted to employees that vested during the years ended January 31, 2023, 2022 and 2021 was not material. There were no options granted to employees during the years ended January 31, 2023 and 2022. The weighted-average grant date fair value of options granted to employees during the year ended January 31, 2021 was $5.41 per share.

As of January 31, 2023, the unrecognized stock-based compensation expense related to outstanding stock options granted to employees was not material.

Restricted Stock Units

The following table summarizes the restricted stock unit activity under the equity incentive plans and related information:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance - January 31, 2021	14,330,678	$ 17.68
Granted	11,357,469	24.26
Vested	(6,816,896)	19.66
Forfeited/cancelled	(4,030,338)	19.39
Unvested balance - January 31, 2022	14,840,913	$ 21.35
Granted	9,766,906	28.09
Vested	(7,890,038)	22.70
Forfeited/cancelled	(2,052,028)	22.95
Unvested balance - January 31, 2023	14,665,753	$ 24.89

As of January 31, 2023, there was $337.1 million of unrecognized stock-based compensation expense related to outstanding restricted stock units granted to employees that is expected to be recognized over a weighted-average period of 2.66 years.

Performance-Based Restricted Stock Units

We use performance-based incentives for certain employees, including our named executive officers, to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. Based on a review of our actual achievement of the pre-established corporate financial objectives and additional inputs from our Compensation Committee, the executive bonus plan for fiscal year 2022 was determined, settled and paid out in the first quarter of fiscal year 2023 in the form of fully vested restricted stock units. During the first quarter of fiscal year 2023, our Compensation Committee also adopted and approved the performance criteria and targets for the executive bonus plan for fiscal year 2023, which is expected to be paid out in the form of cash and fully vested restricted stock units in the first quarter of fiscal year 2024.

During the years ended January 31, 2023 and 2022, we recognized stock-based compensation expense related to the executive bonus plans in the amount of $14.9 million and $20.3 million, respectively. The unrecognized compensation expense related to the ungranted and unvested executive bonus plan for fiscal year 2023 is $2.7 million, based on the expected performance against the pre-established corporate financial objectives as of January 31, 2023, which is expected to be recognized during the first quarter of fiscal year 2024.

2015 ESPP

As of January 31, 2023, there was $11.8 million of unrecognized stock-based compensation expense related to the 2015 ESPP that is expected to be recognized over the remaining term of the respective offering periods.

Stock-Based Compensation

The following table summarizes the components of stock-based compensation expense recognized in the consolidated statements of operations (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
Cost of revenue	$ 17,816	$ 20,093	$ 18,936
Research and development	68,900	68,063	61,145
Sales and marketing	58,448	52,547	42,015
General and administrative	40,468	38,271	32,196
Total stock-based compensation	$ 185,632	$ 178,974	$ 154,292

Determination of Fair Value

We estimated the fair value of employee stock options and 2015 ESPP purchase rights using a Black-Scholes option pricing model with the following assumptions:

| | Year Ended January 31, | | |
	2023	2022	2021
Employee Stock Options			
Expected term (in years)	N/A	N/A	5.8
Risk-free interest rate	N/A	N/A	0.6%
Volatility	N/A	N/A	46%
Dividend yield	N/A	N/A	0%
Employee Stock Purchase Plan			
Expected term (in years)	0.5 – 2.0	0.5 – 2.0	0.5 – 2.0
Risk-free interest rate	0.9%– 4.0%	0.1%– 0.2%	0.1%– 0.4%
Volatility	33%– 44%	36%– 52%	44%– 54%
Dividend yield	0%	0%	0%

The assumptions used in the Black-Scholes option pricing model were determined as follows:

Fair Value of Common Stock. We use the market closing price for our Class A common stock as reported on the New York Stock Exchange to determine the fair value of our common stock at each grant date.

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options and 2015 ESPP purchase rights.

Expected Volatility. We estimate the expected volatility of the stock option grants and 2015 ESPP purchase rights based on the historical volatility of our Class A common stock over a period equivalent to the expected term of the stock option grants and 2015 ESPP purchase rights, respectively.

Risk-free Interest Rate. The risk-free rate that we use is based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options and 2015 ESPP purchase rights.

Dividend Yield. We have never declared or paid any cash dividends on our Class A common stock and do not plan to pay cash dividends on our Class A common stock in the foreseeable future, and, therefore, use an expected dividend yield of zero.

Note 13. Net Income (Loss) per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders (in thousands, except per share amounts):

	Year Ended January 31,		
	2023	2022	2021
Numerator:			
Net income (loss)	$ 26,783	$ (41,459)	$ (43,433)
Accretion and dividend on series A convertible preferred stock	(17,110)	(12,419)	—
Undistributed earnings attributable to preferred stockholders	(1,106)	—	—
Net income (loss) attributable to common stockholders, basic and diluted	8,567	(53,878)	(43,433)
Denominator:			
Weighted-average number of shares used to compute net income (loss) per share attributable to common stockholders, basic	143,592	155,598	155,849
Weighted-average number of shares used to compute net income (loss) per share attributable to common stockholders, diluted	150,192	155,598	155,849
Net income (loss) per share attributable to common stockholders, basic and diluted	$ 0.06	$ (0.35)	$ (0.28)

The following weighted-average outstanding shares of common stock equivalents were excluded from the computation of diluted net income (loss) per share for the periods presented because the impact of including them would have been antidilutive (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Options to purchase common stock	—	5,189	5,225
Restricted stock units	87	16,173	17,029
Employee stock purchase plan	831	1,281	1,776
Shares related to convertible preferred stock	18,540	13,561	—
Shares related to the convertible senior notes	—	147	658
Total	19,458	36,351	24,688

Note 14. Income Taxes

The components of loss before provision for income taxes were as follows (in thousands):

	Year Ended January 31,		
	2023	2022	2021
United States	$ (7,103)	$ (51,497)	$ (38,928)
Foreign	41,510	14,033	(3,298)
Total	$ 34,407	$ (37,464)	$ (42,226)

The components of the provision for income taxes were as follows (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State	1,431	245	205
Foreign	4,546	5,660	1,351
Total	$ 5,977	$ 5,905	$ 1,556
Deferred:			
Federal	$ 58	$ 124	$ 83
State	65	—	4
Foreign	1,524	(2,034)	(436)
Total	$ 1,647	$ (1,910)	$ (349)
Provision for income taxes	$ 7,624	$ 3,995	$ 1,207

The following is a reconciliation of the difference between the effective income tax rate and the federal statutory rate of 21% (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Tax benefit at federal statutory rate	$ 7,225	$ (7,867)	$ (8,867)
State taxes, net of federal benefit	(1,794)	(2,766)	6,798
Foreign rate difference	14,304	1,213	1,676
Nondeductible expenses	893	361	675
Research and development credit	(6,870)	(5,842)	(6,487)
Change in reserve for unrecognized tax benefits	6,870	5,842	6,487
Stock-based compensation	(7,069)	(691)	4,942
Intra-group transfer of intellectual property	—	1,067	—
Change in valuation allowance, including the effect of tax rate change	(5,995)	31,613	2,301
Effect of tax rate change on deferred tax assets	—	(19,284)	(6,524)
Other	60	349	206
Total provision for income taxes	$ 7,624	$ 3,995	$ 1,207

The significant components of our deferred tax assets and liabilities were as follows (in thousands):

| | January 31, | |
	2023	2022
Deferred tax assets:		
Net operating loss carryover	$ 237,044	$ 262,735
Accruals and reserves	4,597	7,231
Stock-based compensation	10,971	15,103
Section 59(e) capitalized research and development	52,476	27,949
Depreciation and amortization	15,015	11,939
Operating lease liabilities	40,361	51,564
Tax credit carryover	4,325	4,325
Other	1,320	1,216
Total deferred tax assets	366,109	382,062
Valuation allowance	(331,934)	(337,929)
Total deferred tax assets, net of valuation allowance	34,175	44,133
Deferred tax liabilities:		
Operating lease right-of-use assets, net	(31,432)	(41,196)
Deferred commissions	(2,436)	(1,059)
Goodwill with indefinite life amortization	(1,166)	(867)
Total deferred tax liabilities	(35,034)	(43,122)
Net deferred tax assets	$ (859)	$ 1,011

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result, we have established a full valuation allowance against our U.S. and United Kingdom deferred tax assets to the extent they are not offset by liabilities from uncertain tax positions based on our history of losses. During the years ended January 31, 2023 and 2022, the valuation allowance decreased by $6.1 million and increased by $51.2 million, respectively.

Provisions enacted in the 2017 Tax Cuts and Jobs Act related to the capitalization for tax purposes of research and experimental ("R&E") expenditures became effective for tax years beginning after December 31, 2021. Beginning February 1, 2022, all U.S. and non-U.S. based R&E expenditures must be capitalized and amortized over five and fifteen years, respectively. Beginning this year, we began capitalizing and amortizing R&E expenditures over five years for domestic research and 15 for international research rather than expensing these cost as incurred. As a result, we recorded a net deferred tax asset of $37.0 million related to the capitalization requirement in the current year.

As of January 31, 2023, we had federal, state and foreign net operating loss carryforwards of $587.8 million, $557.1 million and $304.8 million, respectively, available to offset future taxable income. The federal net operating loss carryforwards generated prior to fiscal year 2019 will expire at various dates beginning in 2033, if not utilized. We have federal net operating loss carryforwards of $125.3 million, which can be carried forward indefinitely. The state net operating loss carryforwards will expire at various dates beginning in 2024, if not utilized. The foreign net operating loss carryforwards do not expire. In addition, as of January 31, 2023, we had federal and state research and development tax credit carryforwards of $51.8 million and $54.5 million, respectively. The federal research and development tax credit carryforwards will expire beginning in 2025, if not utilized. The state research and development tax credit carryforwards do not expire.

Utilization of the federal and state net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. We completed a Section 382 ownership change analysis covering the fiscal year 2016 to fiscal year 2021 tax periods, which concluded that our net operating losses are not permanently limited. Subsequent ownership changes may further affect the limitation in future years but we do not expect that the annual limitations will significantly impact our ability to utilize net operating loss or tax credit carryforward.

We evaluate tax positions for recognition using a more-likely-than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. We believe that we have provided adequate reserves for our income tax uncertainties in all open tax years.

A reconciliation of the gross unrecognized tax benefits is as follows (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
Unrecognized tax benefits—beginning of period	$ 90,678	$ 77,427	$ 63,560
Reductions for tax positions related to prior year	—	40	(57)
Additions for tax positions related to prior year	209	—	48
Additions for tax positions related to current year	12,749	13,211	13,876
Unrecognized tax benefits—end of period	$ 103,636	$ 90,678	$ 77,427

The gross unrecognized tax benefits, if recognized, would not materially affect the effective tax rate as of January 31, 2023, 2022 and 2021. We do not expect our gross unrecognized tax benefits to change significantly over the next 12 months.

Our policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of our income tax provision. Interest and penalties were not significant during the years ended January 31, 2023, 2022 and 2021.

We file tax returns in the U.S. for federal, California, and other states. All tax years remain open to examination for both federal and state purposes as a result of our net operating loss and credit carryforwards. We file tax returns in the United Kingdom and other foreign jurisdictions in which we operate. Certain tax years remain open to examination.

Note 15. Segments

Our chief operating decision maker reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, we have a single reporting segment and operating unit structure. Since we operate in one operating segment, all required segment information can be found in the consolidated financial statements.

Note 16. 401(k) Plan

We have a 401(k) Savings Plan (the 401(k) Plan) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 100% of their eligible compensation, subject to certain limitations. We have not made any material matching contributions to date.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of January 31, 2023. The effectiveness of our internal control over financial reporting as of January 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. OTHER INFORMATION

Not applicable.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2023 annual meeting of stockholders (the Proxy Statement), which is expected to be filed not later than 120 days after the end of our year ended January 31, 2023, and is incorporated in this Annual Report on Form 10-K by reference.

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Code of Business Conduct and Ethics is posted on the Corporate Governance portion of our website at http://www.boxinvestorrelations.com/. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Item 11. EXECUTIVE COMPENSATION

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements:

Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules:

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes herein or not present in amounts sufficient to require submission of the schedule.

(3) Exhibits

The documents listed in the following Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Item 16. FORM 10-K SUMMARY

Not applicable.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
		Incorporated by References			
3.1	Amended and Restated Certificate of Incorporation of Box, Inc., as amended.				
3.2	Amended and Restated Bylaws of Box, Inc., effective December 14, 2022.	8-K	001-36805	3.1	December 19, 2022
3.3	Certificate of Retirement of Class B Common Stock of Box, Inc., dated June 16, 2018.	8-K	001-36805	3.1	June 15, 2018
3.4	Certificate of Designations Designating the Series A Convertible Preferred Stock.	8-K	001-36805	3.1	May 18, 2021
4.1	Form of common stock certificate of the Registrant.	S-1/A	333-194767	4.1	July 7, 2014
4.2	Description of Capital Stock.	10-K	001-36805	4.2	March 16, 2022
4.3	Indenture, dated as of January 14, 2021, between Box, Inc. U.S. National Bank Association, as trustee.	8-K	001-36805	4.1	January 15, 2021
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1/A	333-194767	10.1	July 7, 2014
10.2*	Box, Inc. Amended 2015 Equity Incentive Plan and related form agreements.	10-Q	001-36805	10.3	December 3, 2021
10.3*	Box, Inc. Amended and Restated 2015 Employee Stock Purchase Plan and related form agreements.	10-Q	001-36805	10.1	December 3, 2021
10.4*	Box, Inc. Amended 2015 Equity Incentive Plan Form of Global Restricted Stock Unit Agreement.	S-8	333-254219	99.3	March 12, 2021
10.5*	Box, Inc. 2011 Equity Incentive Plan and related form agreements.	S-1/A	333-194767	10.4	January 9, 2015
10.6*	Box, Inc. Executive Incentive Plan.	S-1/A	333-194767	10.6	July 7, 2014
10.7*	Box, Inc. Outside Director Compensation Policy, amended and restated on March 24, 2022.				
10.8*	Form of Change in Control and Severance Agreement between the Registrant and each of Aaron Levie, Dylan Smith, Stephanie Carullo and certain of its executive officers.	S-1/A	333-194767	10.7	December 10, 2014
10.9*	Form of Change in Control and Severance Agreement between the Registrant and certain of its executive officers.	S-1/A	333-194767	10.7A	December 10, 2014
10.10	Office Lease between the Registrant and Redwood City Partners, LLC, dated as of September 15, 2014.	S-1/A	333-194767	10.18	January 9, 2015
10.11	First Amendment to Office Lease between Box, Inc. and Redwood City Partners, LLC, dated as of March 17, 2015.	10-Q	001-36805	10.4	June 4, 2020

10.12	Second Amendment to Office Lease between Box, Inc. and Redwood City Partners, LLC, dated as of October 22, 2015.	10-Q	001-36805	10.5	June 4, 2020
10.13	Third Amendment to Office Lease between Box, Inc. and Redwood City Partners, LLC, dated as of September 21, 2017.	10-Q	001-36805	10.6	June 4, 2020
10.14	Fourth Amendment to Office Lease between Box, Inc. and Redwood City Partners, LLC, dated as of November 6, 2018.	10-Q	001-36805	10.7	June 4, 2020
10.15	Fifth Amendment to Office Lease between Box, Inc. and Redwood City Partners, LLC, dated as of April 30, 2019.	10-Q	001-36805	10.8	June 4, 2020
10.16	Credit Agreement, dated as of November 27, 2017, by and between Box, Inc. and Wells Fargo Bank, National Association.	8-K	001-36805	10.1	November 29, 2017
10.17	Amendment No. 1 to Credit Agreement, dated as of July 12, 2019, by and between Box, Inc. and Wells Fargo Bank, National Association.	8-K	001-36805	10.1	July 15, 2019
10.18	Amendment No. 2 to Credit Agreement, dated September 27, 2019, by and between Box, Inc. and Wells Fargo Bank, National Association.	10-Q	001-36805	10.2	June 4, 2020
10.19	Amendment No. 3 to Credit Agreement, dated April 17, 2020, by and between Box, Inc. and Wells Fargo Bank, National Association.	10-Q	001-36805	10.3	June 4, 2020
10.20	Amendment No. 4 to Credit Agreement, dated as of July 26, 2021, by and between Box, Inc. and Wells Fargo Bank, National Association.	8-K	001-36805	10.1	June 27, 2021
10.21‡	Colocation Facilities Agreement between the Registrant and Switch Communications Group, L.L.C., dated as of August 10, 2017.	10-Q	001-36805	10.1	June 6, 2019
10.22‡	Amendment No. 1 to the Colocation Facilities Agreement between the Registrant and Switch Communications Group, L.L.C., dated as of July 31, 2018.	10-Q	001-36805	10.2	June 6, 2019
10.23‡	Amendment No. 2 to the Colocation Facilities Agreement between the Registrant and Switch Communications Group, L.L.C., dated as of March 15, 2019.	10-Q	001-36805	10.3	June 6, 2019
10.24	Form of Capped Call Transaction Confirmation.	8-K	001-36805	10.2	January 15, 2021
10.25	Investment Agreement, dated April 7, 2021, by and among Box, Inc. and Powell Investors III L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., Tailored Opportunistic Credit Fund, CPS Holdings (US) L.P. and CPS Holdings (US) L.P.	8-K	001-36805	10.1	April 8, 2021

10.26	Registration Rights Agreement, dated May 12, 2021, by and among the Company and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., CPS Holdings (US) L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., Powell Investors III L.P., Tailored Opportunistic Credit Fund, The Coca-Cola Company Master Retirement Trust.	8-K	001-36805	10.1	May 18, 2021
10.27	Joinder Agreement, dated May 12, 2021, by and among the Company, Powell Investors III L.P., a Cayman Islands exempted limited partnership, KKR-Milton Credit Holdings L.P., a Cayman Islands exempted limited partnership, KKR-NYC Credit C L.P., a Delaware limited partnership, Tailored Opportunistic Credit Fund, an Australian trust and CPS Holdings (US) L.P., a Delaware limited partnership, and ALOHA European Credit Fund, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Special Credit Partners III-Flex, L.P., Future Fund Board of Guardians, Illinois State Board of Investment, Indiana Public Retirement System, Kennedy Lewis Capital Partners Master Fund II L.P., OHA AD Customized Credit Fund (International), L.P., OHA Artesian Customized Credit Fund I, L.P., OHA BCSS SSD II, L.P., OHA Black Bear Fund, L.P., OHA Centre Street Partnership, L.P., OHA Credit Solutions Master Fund II SPV, L.P., OHA Delaware Customized Credit Fund Holdings, L.P., OHA Delaware Customized Credit Fund-F, L.P., OHA Dynamic Credit ORCA Fund, L.P., OHA Enhanced Credit Strategies Master Fund, L.P., OHA KC Customized Credit Master Fund, L.P., OHA MPS SSD II, L.P., OHA SA Customized Credit Fund, L.P., OHA Strategic Credit Master	8-K	001-36805	10.2	May 18, 2021

Fund II, L.P., OHA Structured Products Master Fund D, L.P., OHA Tactical Investment Master Fund, L.P., OHAT Credit Fund, L.P., The Coca-Cola Company Master Retirement Trust.

21.1	List of subsidiaries of the Registrant.	10-K	001-36805	21.1	March 16, 2022
23.1	Consent of Independent Registered Public Accounting Firm.				
24.1	Power of Attorney (included on the Signatures page of this Annual Report on Form 10-K).				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
101.INS	Inline XBRL Instance Document.				
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.				
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.				
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.				
101.LAB	Inline XBRL Taxonomy Labels Linkbase Document.				
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

* Indicates a management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

‡ Certain portions of this exhibit have been omitted as the Registrant has determined (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2023


BOX, INC.


By: /s/ Aaron Levie
     Aaron Levie
     Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Aaron Levie, Dylan Smith, and David Leeb, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Aaron Levie Aaron Levie	Chief Executive Officer (Principal Executive Officer)	March 13, 2023
/s/ Dylan Smith Dylan Smith	Chief Financial Officer (Principal Financial Officer)	March 13, 2023
/s/ Eli Berkovitch Eli Berkovitch	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	March 13, 2023
/s/ Sue Barsamian Sue Barsamian	Director	March 13, 2023
/s/ Dana Evan Dana Evan	Director	March 13, 2023
/s/ Jack Lazar Jack Lazar	Director	March 13, 2023
/s/ Dan Levin Dan Levin	Director	March 13, 2023
/s/ Bethany Mayer Bethany Mayer	Director	March 13, 2023
/s/ John Park John Park	Director	March 13, 2023
/s/ Amit Walia Amit Walia	Director	March 13, 2023

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"The Box Content Cloud enables organizations of all sizes to drive up productivity in their organization, simplify their IT stack, and optimize spend, while protecting their most important data from a wide range of threats with advanced security capabilities. As we enter into a period of incredible change for the world of technology and business, Box is at the very center of how our customers work. Our mission is to power how the world works together, and we're just getting started."

—*Aaron Levie, CEO and Cofounder, Box*

Box Corporate Headquarters

900 Jefferson Avenue, Redwood City, CA 94063, United States

Global Offices

San Francisco, CA	New York, NY	Chicago, IL	Austin, TX
100 1st Street	386 Park Avenue South	123 North Wacker Drive	600 Congress Avenue
17th Floor	3rd Floor	7th floor	24th Floor
San Francisco, CA	New York, NY	Chicago, IL	Austin, TX
94105	10016	60606	78701

London, UK	Tokyo, Japan	Warsaw, Poland	
White Collar Factory	Tekko Building	Varso Tower	
1 Old Street Yard	15th Floor	Level 22	
15th Floor	Marunouchi 1-8-2, Chiyoda-Ku	St. Chmielna 69	
London 8AF	Tokyo, 100-0005	00-801 Warsaw	
United Kingdom	Japan	Poland	**www.box.com**